ANGLO AMERICAN

Corp of South Africa Ltd

04010297

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

25 February, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 05 February 2004 – De Beers Société Anonyme annual accounts.
- Press Release dated 09 February 2004 – Anglo American disposes of interest in the Nkomati Nickel Joint Venture.
- Press Release dated 16 February 2004 – Anglo American plc notification: Anglo Platinum annual results.
- Press Release dated 25 February 2004 – Anglo American announces annual results.
- Notification of interests of directors and connected persons dated 07 January 2004.
- Notification of Directors' Interests - SIP - concerning interests in ordinary shares dated 6 February 2004.
- Notification of listings dated 9 and 12 February 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

dlw 3/4

ANGLO AMERICAN

News Release

9 February 2004

Anglo American disposes of interest in the Nkomati Nickel Joint Venture

Anglo American plc ("Anglo American") has entered into an agreement to sell its 25% interest in the Nkomati Nickel Joint Venture to Anglovaal Mining Limited for a cash consideration of R260 million (US$37 million).

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

5 February 2004

De Beers Société Anonyme ("Dbsa") today reported headline earnings for the year ended 31 December 2003 of US$676 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$386 million for the year ended 31 December 2003 from its investment in DBI, as reconciled in the table below:

Reconciliation of headline earnings for the year ended 31 December 2003			
US$ million	**Total**	**Ordinary shares**	**Preference shares [3]**
• DBI headline earnings – IFRS (100%)	676	-	-
• GAAP adjustments [1]	40	-	-
• DBI headline earnings - UK GAAP (100%)	716	599	117
• AA plc's 45% ordinary share interest	269	269	-
• Additional 3.65% ordinary share interest [2]	22	22	-
• AA plc's portion of the preference shares [3]	95	-	95
• AA plc headline earnings	386	291	95

[1] The GAAP adjustments include +US$39 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's press release. Whereas in Dbsa's earnings, the full amount of US$70 million is charged against earnings in 2003, under UK GAAP only US$31 million is charged against earnings in 2003, being the portion that was realised in the year.

[2] As a result of the De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares.

[3] AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$70 million preference share income are arrived at by adjusting for a proportion of exceptional items (+US$2 million) and goodwill amortisation (+US$23 million) in the same way as the ordinary share interest is calculated.

In the year ended 31 December 2003, AA plc received a total of US$238 million in dividends from DBI, consisting of US$56 million dividends on ordinary shares relating to FY 2002, a US$112 million interim dividend on ordinary shares for 2003, US$35 million dividends representing the second US$35 million payment on preference shares for 2002, and a US$35 million interim dividend on preference shares for 2003. A US$68 million final dividend on

ordinary shares relating to FY 2003 and the second US$35 million payment on preference shares for 2003 are expected to be received in early 2004.

In the year ended 31 December 2002, AA plc received a total of US$106 million in dividends from DBI, consisting of US$29 million dividends on ordinary shares relating to FY 2001, US$42 million dividends on preference shares (representing 7 months of 2001 following the De Beers transaction), and a US$35 million interim dividend on preference shares for 2002.

Reconciliation of headline earnings for the year ended 31 December 2002 [(4)]

US$ million	Total	Ordinary shares	Preference shares
• DBI headline earnings (100%) – restated [(4)]	575	-	-
• GAAP adjustments – restated [(4)]	18	-	-
• DBI headline earnings - UK GAAP (100%)	593	486	107
• AA plc's 45% ordinary share interest	219	219	-
• Additional 3.65% ordinary share interest	18	18	-
• AA plc's portion of the preference shares	87	-	87
• AA plc headline earnings	324	237	87

[(4)] As explained in Dbsa's press release, Dbsa's headline earnings for the year ended 31 December 2002 have been restated to US$575 million (previously reported as US$570 million) following its adoption of International Financial Reporting Standards. As the restatement does not affect the UK GAAP figures previously reported by AA plc, the GAAP adjustment has also been restated accordingly.

The above figures are unaudited.

DE BEERS

A DIAMOND IS FOREVER

De Beers Société Anonyme

(Incorporated under the laws of Luxembourg)

Thursday 5 February 2004

DIRECTORS' COMMENT

Results for the year ended 31 December 2003

2003, overall, was a good year for the diamond industry with further encouraging growth in retail sales of diamond jewellery. In spite of war in the Middle East and the SARS virus impacting negatively on the global economy and consumer confidence, diamond jewellery sales during the first half of the year were marginally positive compared with the first half of 2002. However, strong growth in sales was reported in the third and fourth quarters as the world economy and consumer confidence rebounded. Preliminary indications are that global retail sales of diamond jewellery for the year as a whole were about 5% higher than the previous year in local currency and, because of the weakness of the US Dollar, about 6% higher in US Dollars. The USA, which accounts for over 50% of world diamond jewellery sales, was particularly strong as were India, China and the UK. Encouragingly, Japan also recorded growth for the first time in a number of years. These results should ensure that any excess pipeline stocks held by the trade would have been cleared by the 2003 year end and hopefully should help to reduce debt levels in the cutting centres which have been at historically high levels.

The strong demand for rough diamonds from the cutting centres in the first half of the year continued through into the second half and full year sales by The Diamond Trading Company ("DTC"), the marketing arm of De Beers, were US$5.52 billion, 7% more than in 2002.

During the year, the DTC raised its rough diamond prices on three occasions and, by the year end, its prices were, on average, about 10% higher than at the beginning of the year. Increased sales at higher prices and lower financing costs more than compensated for the negative impact on De Beers' 2003 results of the significant appreciation of the Rand against the US Dollar in 2003, and headline earnings at US$676 million were 17.6% higher than for 2002. Diamond stocks were reduced further by nearly US$700 million during the year and, for the second year running, operating cash flow of US$1.6 billion was generated. This enabled the group to reduce net interest bearing debt from US$1,716 million to US$906 million and to reduce net gearing to 15% (2002: 28%). De Beers intends to give notice in June 2004 to preference shareholders of an early redemption of 25% of its preference shares, amounting to US$214 million.

The Board has recommended to the shareholders that a final ordinary dividend of US$150 million in respect of the year 2003 be declared at the forthcoming Annual General Meeting. Together with the interim ordinary dividend of US$250 million paid in December 2003, total ordinary dividends for the year amount to US$400 million (2002 : US$124 million).

Outlook for 2004

There is optimism that 2004 will be another good year for the diamond industry. Macro economic indicators are positive for the global economy and there is growing evidence that the transformation of the diamond industry, stimulated by De Beers' Supplier of Choice strategy, is producing the desired results. Greater investment by the trade in marketing and branding is driving demand for diamond jewellery and helping diamonds to gain a larger share of the luxury goods sector.

Responding to the current strength of the diamond market and the positive outlook for 2004, the DTC had a strong first sight at which it raised its rough diamond prices by a further 3%.

Debswana Diamond Company's lease of the Jwaneng mine falls due for renewal in July 2004, and discussions have begun with our partners, the Government of Botswana.

Management changes

Peter Somner, after 33 years of executive service to the DTC and four years as a Director of De Beers, is taking early retirement and stepping down from the Board. We are grateful for his enormous contribution to the De Beers Group.

With effect from 1 July 2004, Jonathan Oppenheimer is appointed Managing Director of De Beers Consolidated Mines Limited and Gareth Penny of the DTC. They each succeed Gary Ralfe who remains Managing Director of the De Beers Group of Companies.

De Beers Société Anonyme

Consolidated Income Statement
for the year ended 31 December 2003

(Abridged)

	US Dollar millions	
	Year to 31 December 2003	Year to 31 December 2002 (Note 1)
Diamond sales		
-DTC	**5 518**	5 154
-Other	**397**	380
Trade investment and other income	**656**	592
	6 571	6 126
Deduct:		
Cost of sales	**4 794**	4 444
Depreciation and amortisation (Note 2)	**294**	250
Sorting and marketing	**490**	391
Exploration and research	**147**	126
Corporate expenses	**52**	42
Net diamond account	**794**	873
Deduct:		
Net interest paid	**58**	144
Costs related to reorganisation and restructuring	**22**	44
Income before taxation and debt redemption costs	**714**	685
Taxation	**239**	273
Income after taxation but before debt redemption costs	**475**	412
Attributable to outside shareholders in subsidiaries	**10**	14
Own earnings before debt redemption costs	**465**	398
Share of retained income of joint ventures	**114**	41
Total earnings before debt redemption costs	**579**	439
Costs of early debt redemption (Note 3)	**95**	
Net earnings	**484**	439
Headline earnings reconciliation		
Net earnings	**484**	439
Adjusted for:		
Amortisation of intangible fixed assets	**170**	163
After tax surplus on realisation of fixed assets less provisions	**(3)**	(27)
Facility fees (Note 3)	**25**	
Headline earnings	**676**	575
Cash available from operating activities	**1 606**	1 611
Dividends in respect of:-		
2001 - Final Ordinary		65
2002 - Preference		86
- Final Ordinary	**124**	
2003 - Preference	**86**	
- Interim Ordinary	**250**	

De Beers Société Anonyme

Consolidated Balance Sheet
31 December 2003

(Abridged)

	US Dollar millions	
	31 December 2003	31 December 2002 (Note 1)
Ordinary shareholders' interests	**3 549**	3 035
Preference shareholders' interests	**856**	856
Outside shareholders' interests	**115**	96
Total shareholders' interests	**4 520**	3 987
Net interest bearing debt (Note 4)	**906**	1 716
Other liabilities	**1 517**	1 136
	6 943	6 839
Fixed assets	**5 145**	4 451
Investments and loans	**53**	33
Diamond stocks and other assets	**1 745**	2 355
	6 943	6 839

Notes and Comments

1. The Annual Financial Statements have been prepared in accordance with both International Financial Reporting Standards and South African Statements of Generally Accepted Accounting Practice applying IFRS1 and AC138 ("First Time Adoption of International Financial Reporting Standards"). The effect of this on 2002's previously reported results has been to increase other *liabilities by US$178 million (before deferred tax of US$46 million), being the recognition of* actuarial deficits in pension funds at 1 January 2002, and to increase net earnings in that year by US$5 million. The comparative figures in the abridged consolidated income statement and balance sheet have been restated accordingly.

2. Amortisation amounting to US$144 million in respect of the goodwill attributable to De Beers Consolidated Mines Limited and De Beers Centenary AG has been expensed in the current year (2002 : US$144 million).

3. The Senior Debt and revolving credit facilities, arranged on leveraged buyout terms, were replaced during the current year with a US$2.5 billion revolving credit facility on standard commercial terms with a five year tenor.

   The costs associated with this early debt redemption comprised the balance of US$25 million of facility fees not yet amortised, and US$70 million in respect of the mark-to-market of interest rate hedging contracts that were required to be entered into under the terms of the original Senior Debt facility. These contracts were being hedge accounted in terms of IAS39 and AC133 (Financial Instruments: Recognition and Measurement).

4. Cash has been offset against interest bearing debt.

Contacts:

De Beers London:

Lynette Hori +44 20 7430 3509/+44 7740 393260

De Beers South Africa

Nicola Wilson +27 11 374 7399/+27 83 299 5552

Visit the official De Beers group website for more in formation on the Company and where you can view and download a selection of images - **www.debeersgroup.com**. As an additional resource for images, please visit www.vismedia.co.uk

ANGLO AMERICAN

News Release

25 February 2004

Anglo American's resilient performance reflects underlying strength of geographic and product diversity

- Headline earnings[1] of $1,694 million ($1.20 per share), 4% lower than 2002. Total profit for the year of $1,592 million, a 2% increase over the prior year.

- Adverse impact of strong South African rand and Australian dollar. Currency movements reduce headline earnings by $578 million. Despite this significant factor, Anglo American maintained a steady earnings and EBITDA[2] performance.

- Strong cash generation: EBITDA of $4.8 billion; EBITDA interest cover[2] of 12.7 times; EBITDA return on total capital[2] of 16.9%.

- Recommended increased final dividend of 39 US cents, giving a total dividend for 2003 of 54 US cents per ordinary share, up 6%.

- Diversified product portfolio underpinned performance: record earnings from Diamonds, strong contributions from Base and Ferrous Metals, Paper and Packaging and Industrial Minerals offset lower earnings from Platinum, Gold and Coal.

- Balanced geographical exposure: split of headline earnings - Europe 26%; South Africa 34%; Americas 18% and Rest of World 22%.

- Key acquisitions delivering value across the Group – Minera Sur Andes (formerly Disputada) contributed $111 million to headline earnings in first year and reported increased reserves.

- Further cost savings and efficiency improvements of $335 million in 2003, significantly ahead of $200 million target.

- $2 billion projects commissioned during the year. Path to growth: $6 billion expansion programme - a strong pipeline of projects across all key commodities.

HIGHLIGHTS FOR THE YEAR TO 31 DECEMBER 2003 US$ million except per share amounts	Year ended 31.12.03	Year ended 31.12.02	Change
Turnover including share of joint ventures and associates	**24,909**	20,497	22%
Total operating profit for the year	**2,606**	3,251	(20)%
Total operating profit before operating exceptional items	**2,892**	3,332	(13)%
Profit for the year	**1,592**	1,563	2%
Profit for the year before exceptional items	**1,498**	1,583	(5)%
Headline earnings for the year [1]	**1,694**	1,759	(4)%
Net operating assets [3]	**29,709**	21,122	41%
EBITDA [2]	**4,785**	4,792	-
Net cash inflow from operating activities	**3,184**	3,618	(12)%
Capital expenditure	**3,025**	2,139	41%
Earnings per share (US$):			
Profit for the year	**1.13**	1.11	2%
Profit for the year before exceptional items	**1.06**	1.12	(5)%
Headline earnings for the year	**1.20**	1.25	(4)%
Dividend for the year (US cents per share)	**54.0**	51.0	6%

[1] See note 7 for basis of calculation of headline earnings.
[2] EBITDA is operating profit before exceptional items plus depreciation and amortisation of subsidiaries and share of EBITDA of joint ventures and associates. EBITDA interest cover is EBITDA divided by net interest expense after adjusting for other net financial income. EBITDA return on capital is EBITDA divided by average total capital. EBITDA is reconciled to net cash inflow from operating activities above the cash flow statement.
[3] See note 2 for definition of net operating assets.

Tony Trahar, Chief Executive, said:

"The Group recorded headline earnings of $1,694 million, a resilient performance during a challenging year for our businesses. This solid achievement reflects our success in building a portfolio of high quality assets and maintaining a balanced geographic and product exposure. Group cash flow (EBITDA) remained strong and was virtually unchanged at $4.79 billion for the year.

Operating performances were generally very good across the board, though the Group's South African and Australian operations were impacted by a substantially weaker US dollar. This was partially offset by higher dollar prices for gold, diamonds, platinum and base metals and by the further expansion of the Group through acquisition and the commissioning of brownfield and greenfield projects during the year.

Anglo American also benefited from the full year earnings contributions from acquisitions made recently across the Group. Our strategy of pursuing growth through both acquisitions and organic projects is now being reflected in significant production volume growth in most of our product areas.

A major feature was the turnaround in the performance of Base Metals. The integration of the Minera Sur Andes (formerly Disputada) copper operations in Chile has been successfully completed. The business is now well positioned to benefit from stronger prices.

In terms of iron ore, we have delivered our long-term strategic goal of entering the global iron ore market and this will present major expansion opportunities in the medium term.

Our focus on driving returns has produced significant results with group-wide cost cutting programmes. We have consistently exceeded our targets in terms of cost savings and efficiency improvements and over the last two years achieved total savings of just over $600 million.

The positive outlook for a number of our commodities provides an encouraging platform for the year ahead. Improved economic growth in the US and Japan, combined with the strong industrial performance of China, is encouraging. After two decades of generally flat or declining real prices for metals, despite a background of steadily increasing demand, the backdrop for commodities is more positive than it has been for a number of years. Although the potential for a further weakening of the US dollar remains a cause for concern, this is likely to be offset by rising dollar prices for our key commodities.

The Group offers a unique mix of geographic and product diversity which insulates it from the volatility associated with single product cycles. Our gold, platinum, diamond, coal, base and ferrous metals businesses are benefiting from recent price rises and should continue to enjoy steady growth. In addition, paper and packaging and industrial minerals are generating strong cash flows. The Group will also benefit from a number of new projects and recent acquisitions. On the basis of prevailing commodity prices and exchange rates, the Group should achieve good growth in 2004.

REVIEW OF 2003

Financial results:
Headline earnings per share were $1.20, a reduction of 4% from the prior year. Strong performances by many of the Group's businesses were offset by the significant impact on the Group's results of the stronger South African rand against the US dollar. Despite the weakening of the dollar, headline earnings reached $1,694 million resulting from an outstanding performance from De Beers and strong contributions from Base Metals, Industrial Minerals and Paper and Packaging. Lower earnings were recorded by Anglo Platinum, AngloGold, the Coal business and Ferrous Metals & Industries.

Profit for the year was $1,592 million compared with $1,563 million in the prior year. The increased profit for 2003 is principally due to profits on the sale of the Group's interests in Li & Fung and FirstRand Limited, reduced minority interests and a reduced tax rate.

Diamonds recorded a 19% increase on 2002 headline earnings to $386 million (23% of Anglo American's total headline earnings) and was the largest contributor to the Group's headline earnings. Sustained diamond retail demand and, in particular, stronger than expected Thanksgiving/Christmas demand in the US resulted in an improved performance.

Platinum recorded a 42% decrease in headline earnings to $205 million (12% of Anglo American's total) due primarily to the strength of the rand. This effect was partially offset by a higher average dollar basket price of platinum group metals sold and higher sales volumes. Operating costs increased as a result of increased production volumes from ramp-up mining and smelting operations. The expansion plans to increase platinum output are continuing but have been slowed down due to the impact of the stronger than anticipated rand/dollar exchange rate on cash generated from operations and project returns.

Gold's contribution to headline earnings decreased by 19% to $167 million (10% of Anglo American's total) as a result of lower ore grades at Morila in Mali, the sale of Jerritt Canyon and the weakening of the US dollar against local currencies in those countries where AngloGold operates. The stronger local currencies also impacted total cash costs which increased from $161 to $229 per ounce.

Coal recorded headline earnings of $232 million, 13% below the prior year (14% of Anglo American's total). In spite of an 8% increase in production to 87 million tonnes and excellent cost containment, the appreciation of the rand and the Australian dollar significantly impacted earnings for the year.

Base Metals recorded improved headline earnings of $206 million (12% of Anglo American's total), a 199% increase over 2002. A major turnaround has been achieved in Base Metals. The integration of Minera Sur Andes, which had its first full year of contribution in 2003, has been successfully completed. Copper and nickel operations benefited from higher prices in the second half while zinc prices remained relatively flat.

Industrial Minerals increased headline earnings by 17% to $270 million (16% of Anglo American's total) following another year of significant improvement. Tarmac's performance benefited from the full year contribution of acquisitions made in 2002, efficiency improvements in the UK and the strength of European currencies against the US dollar. Copebrás also contributed to the increase, the new plant at Goiás allowing it to benefit more fully from the buoyant Brazilian market conditions for phosphate fertilizers.

Paper and Packaging contributed $368 million to headline earnings, 2% lower than the prior year (22% of Anglo American's total). In spite of weaker market conditions in both the packaging and office communications sectors, Paper and Packaging's steady performance reflected the contribution of full year earnings from businesses acquired in 2002, combined with incremental cost savings from process efficiencies and integration synergies and additional production capacity.

Ferrous Metals & Industries contributed $107 million to headline earnings (6% of Anglo American's total), a decrease of 15% over 2002. This was due largely to significantly lower earnings from Tongaat-Hulett which was severely impacted by the strength of the rand together with low international prices. Highveld Steel also suffered from adverse currency movements, while Scaw Metals recorded an improved performance on the back of a full-year contribution from Moly-Cop, acquired in 2002.

GROWTH THROUGH ACQUISITIONS

Anglo American has developed a strong track record in terms of acquisitions. The EBITDA cash flow returns on the key acquisitions of Minera Sur Andes, Shell Coal, Syktyvkar and Tarmac range between 16% and 23%. The acquisition of Minera Sur Andes late in 2002 has proved extremely attractive for the Group. Not only were the projected synergies exceeded but the operations were earnings accretive in their first full year after acquisition, at an average copper price of 81 US cents/lb. Additional reserves totalling 368 million tonnes have also been identified during the year, thereby extending considerably the life of this large, low-cost producer at a time when few large, new copper mines are coming into production.

Since 1999, the Group has achieved significant volume growth: for platinum, volume growth has been 17%, 40% for diamonds, 67% for copper, 57% for nickel, 197% for zinc, 40% for coal, 152% for aggregates, 166% for uncoated woodfree paper, 158% for packaging papers, 346% for industrial sacks. In terms of geographic exposure, significant progress has been made in transforming Anglo American's asset base into a more diverse platform with 30% of its assets today in Europe, 40% in South Africa, 16% in the Americas and the balance spread across the globe.

Further acquisitions were announced in 2003:

- Anglo American increased its shareholding in Anglo Platinum from 67.6% to 74.1% for a total of $533 million, as part of its ongoing programme of buying shares in the market from time to time.
- In November, the Ghanaian government gave its backing to AngloGold's bid to bring about a merger with Ashanti Goldfields. The merger, which is expected to be completed in the first half of 2004, will create one of the world's largest gold mining companies in terms of reserves and gold production. Ashanti Goldfields has six operations spread across the African continent including the long-life Obuasi mine, where $1 billion is estimated to be spent over its remaining life, including $570 million on the Obuasi Deeps Project. During the year, Anglo American increased its shareholding in AngloGold by 3.1% to 54.5% for a total of $301 million.
- In October, Anglo American's shareholding in Kumba increased to just over 35% following approval from South Africa's Competition Tribunal and, as a consequence, the Company extended a mandatory cash offer to Kumba's shareholders, resulting in Anglo American's stake increasing to 66.6% for consideration of $539 million for the mandatory offer. Discussions are continuing with the South African government and Black Economic Empowerment partners.
- Anglo Industrial Minerals further strengthened its European presence with acquisitions in the UK, France, Spain, Germany and the Czech Republic totalling $100 million. Tarmac is now the largest aggregates producer in the Czech Republic, and is well placed to benefit from the country's forthcoming entry into the EU.

- Anglo Paper and Packaging continued to develop and expand its European and South African asset base. In December, Mondi Packaging acquired the Austrian Bauernfeind Group for $118 million, a corrugated paper and packaging business with extensive European operations. Frantschach acquired, subject to competition approval, the industrial sack business of Mexico's Copamex for $52 million, one of the world's largest producers of industrial sacks.

ORGANIC GROWTH - $6 BILLION PROJECT PIPELINE

Anglo American has one of the strongest pipelines of growth projects in the mining and natural-resource industry, spanning all of its key products, with around $6 billion of approved project capital expenditure over the next five years. A number of projects were successfully commissioned during 2003, including the $454 million Skorpion zinc project in Namibia which has already reached 75% of design capacity levels. The timing of this project appears opportune with zinc prices and demand starting to recover from recent record lows. At Hudson Bay, the $276 million 777 project was substantially completed ahead of schedule and within budget.

The $233 million Ruzomberok paper mill project in Slovakia was also commissioned successfully increasing the group's paper production capacity by some 100,000 tonnes. Industrial Minerals' new phosphate fertilizer plant at Goiás in Brazil was completed during the year, $19 million under its budgeted cost of $147 million and is operating at full capacity. Other developments in the project pipeline include:

- The $173 million cement plant at Buxton, which is undergoing final commissioning trials, is expected to be in full production in the second quarter of 2004. In China, Tarmac is developing a quarry 140 kilometres from Shanghai. The quarry is the nearest known reserve of top-quality asphalting aggregates to China's booming commercial capital.
- In Paper and Packaging, the $221 million Richards Bay pulp mill expansion in South Africa, set to increase pulp production capacity by 40% to 475,000 tonnes by 2005, and the $150 million upgrade of the Merebank paper mill, which will increase production by 160,000 tonnes per annum by 2005, are both on track.
- In Base Metals, the $288 million (being the Group's share) Rosario project at Collahuasi and Black Mountain's $110 million Deeps project are on budget, with Collahuasi scheduled to complete and Black Mountain scheduled to produce its first ore in 2004.
- As part of Anglo Platinum's continuing expansion programme, Modikwa will build up to its full production level by the end of 2004 and the Western Limb Tailings Retreatment project commenced operations in January 2004. Polokwane Smelter and the Anglo Platinum Converting Process will increase throughput in line with increasing volumes of mined and purchased material.
- In Gold, the $191 million Mponeng deepening project is due to be completed by the end of 2004.
- Major expansionary capital in the Coal business in 2004 will include the Kriel South, as well as the Greenside and Kleinkopje expansions in South Africa. In Australia, a feasibility study is under way regarding the development of the remainder of the Dawson complex, which incorporates Moura and Theodore while work continues on several other projects. In Colombia, Cerrejón is expanding its operations to an output of 28 million tonnes of coal annually by 2007.

Other developments during 2003:

In May, Anglo American sold its 34.5% stake in Anglovaal Mining Limited to a black empowerment consortium for $231 million. In line with its strategy of disposing of non-core assets, Anglo American sold its 11.5% stake in Avgold Limited for $88 million and also disposed of its remaining stakes in Li & Fung Limited and FirstRand Limited for $269 million and $176 million respectively. Restructuring in Base Metals continued in line with its strategy of focusing on fewer, large, long life operations, disposing of its investments in Anaconda Nickel in Australia and Bindura Nickel in Zimbabwe in 2003 and its stake in the Nkomati Joint Venture in February 2004.

Other developments during the year included the launch of Anglo American's inaugural euro-denominated benchmark bond offering, the five-year bond raising €1.0 billion, and its inaugural 7 year sterling denominated benchmark bond offering, which was issued under the existing EMTN programme, raising £300 million. The proceeds from both these issues, made through Anglo American Capital plc, have been used to repay existing bank borrowings.

Cost savings:
All businesses across the Group continued to focus on efficiency initiatives and cost control during 2003. The total cost savings achieved amounted to $335 million, of which operating efficiencies (comprising maintenance, administration and overheads, labour and materials and supplies) realised $217 million, restructuring and synergies $18 million and procurement $100 million.

Black Economic Empowerment:
The legislative framework governing the transformation of the South African Mining Industry is continuing to emerge. Promulgation of the Minerals and Petroleum Resources Development Act is expected later this year together with the regulations governing its application. The process of conversion from old order to new order mineral rights will then begin. The South African government has confirmed that regarding the Royalties Bill, royalties based on turnover will only become payable in 2009 when the conversion process is complete.

In terms of Black Economic Empowerment (BEE), the Group continues to make steady progress having now recorded over $2 billion in major transactions and over $1.5 billion in procurement and small business promotion spend. The Group is making good progress towards complying with the Mining Charter BEE targets.

Exceptional items:
Operating exceptional charges amounted to $286 million. These included impairments or write-downs of $208 million to the carrying value of Hudson Bay in Base Metals, $20 million against the Boyongan project by Exploration and $43 million to mining assets in AngloGold, principally Savuka.

An exceptional finance charge of $13 million relates to the Group's share of De Beers' costs on the early redemption of debt.

Non-operating exceptional gains amounted to $386 million. These included $163 million for the profit on sale of the Group's remaining holding in Li & Fung Limited, $117 million for the profit on the sale of shares in FirstRand Limited, $51 million for the profit on the sale of the Group's stake in Avgold Limited and $42 million for sale of shares in East Africa Gold mines and Randgold Resources.

Taxation:
The effective rate of taxation for the Group before exceptional items was 29%. This saw a reduction from the effective rate of 33% in 2002, due to the impact of a number of one-off deferred tax benefits arising from tax rate reductions in a number of countries, benefits from losses not previously recognised, and the change in the mix of earnings contributed by the Group's businesses.

Dividend:
The directors recommend a final dividend of 39 US cents per share to be paid on 29 April 2004. Total dividends for the year will amount to 54 US cents per share, increasing last year's total dividend by 6%.

Outlook:
The positive outlook for a number of Anglo American's commodities provides an encouraging platform for the year ahead. Improved economic growth in the US and Japan, combined with the strong industrial performance of China, is encouraging. After two decades of generally flat or declining real prices for metals, despite a background of steadily increasing demand, the backdrop for commodities is more positive than it has been for a number of years. Although the potential for a further weakening of the US dollar remains a cause for concern, this is likely to be offset by rising dollar prices for the Group's key commodities.

The Group offers a unique mix of geographic and product diversity which insulates it from the volatility associated with single product cycles. Anglo American's gold, platinum, diamond, coal, base and ferrous metals businesses are benefiting from recent price rises and should continue to enjoy steady growth. In addition, paper and packaging and industrial minerals are generating strong cash flows. The Group will

also benefit from a number of new projects and recent acquisitions. On the basis of prevailing commodity prices and exchange rates, the Group should achieve good growth in 2004.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America and Australia and Asia. (www.angloamerican.co.uk)

Note: Throughout this press release '$' denotes United States dollars.

OPERATIONS REVIEW

Diamonds

$ million	2003	2002
Total operating profit	**562**	541
Headline earnings	**386**	324
Group's share of De Beers' net assets[1]	**2,706**	2,149
Share of Group headline earnings (%)	**23**	18

In 2003, the Group's share of De Beers' operating profit was $21 million higher at $562 million, while De Beers' contribution to Anglo American's headline earnings was $386 million. Increased sales at higher prices and lower financing costs more than compensated for the negative impact of the significant appreciation of the South African rand against the dollar. Sales by the Diamond Trading Company (DTC), the marketing arm of De Beers, were 7% higher at $5.52 billion. Diamond stocks were reduced further by nearly $700 million during the year and, for the second year running, operating cash flow of $1.6 billion was generated. This enabled the group to reduce net interest-bearing debt from $1.72 billion to $906 million and to reduce net gearing to 15% (2002: 28%).

Overall, 2003 was a good year for the diamond industry, with further encouraging growth in retail sales of diamond jewellery, up 6% in dollar terms. There was particularly strong growth in sales in the second six months as the world economy and consumer confidence rebounded. The USA, which accounts for over 50% of world diamond jewellery sales, was particularly strong, as were India, China and the UK. Encouragingly, Japan also recorded growth for the first time in several years.

The combined total production of De Beers and its partners, Debswana and Namdeb, totalled 43.9 million carats (2002: 40.2 million carats). The Combined Treatment Plant in Kimberley, South Africa, was fully commissioned during the year.

De Beers had a strong first sight in 2004 at which it raised its rough diamond prices by a further 3% and there is optimism that 2004 will be another good year for the diamond industry. Macro-economic indicators are positive for the global economy and there is growing evidence that the transformation of the diamond industry, stimulated by De Beers' Supplier of Choice strategy, is producing the desired results. Greater investment by the trade in marketing and branding is driving demand for diamond jewellery and helping diamonds to gain a larger share of the luxury goods sector.

(1) De Beers is an associate of the Group. The Group's share of De Beers' net assets is disclosed. The figures for share of Group net operating assets shown for other businesses relate to the Group's subsidiaries only.

Platinum

$ million	2003	2002
Total operating profit	**433**	802
Total operating profit before exceptionals	**447**	802
Headline earnings	**205**	351
Net operating assets	**6,119**	3,580
Capital expenditure	**1,004**	586
Share of Group headline earnings (%)	**12**	20
Share of Group net operating assets (%)	**21**	17

Anglo Platinum's contribution to headline earnings dipped sharply to 12% from 2002's 20%, while operating profit was 46% lower at $433 million. The adverse impact of the firmer rand was only partly compensated by improved average dollar prices for platinum group metals (PGMs) and higher sales.

The average realised price of PGMs and nickel in dollars was slightly higher in 2003. Platinum and nickel moved upward, while palladium and rhodium declined. Platinum, at $696 per ounce, gained $152, with nickel moving upward from $3.03 to $4.07 per pound. Platinum's sister metals, palladium and rhodium, were both down, at $198 per ounce (2002: $329) and $527 per ounce (2002: $831), respectively.

During 2003, the Polokwane smelter was successfully commissioned, as were the new slag-cleaning furnace and the Anglo Platinum Converting Process plant near Rustenburg. Total platinum received at the smelters, including platinum purchased from joint venture partners, increased by 8%, while refined production rose by 2.5% to 2.3 million ounces.

The robustness of the rand continues to have a major impact on operating margins, cash generation and the future funding of new projects. In consequence, the expansion plan to raise platinum output from around 2 million ounces a year to 3.5 million by the end of 2006 has been slowed down, with a new target of 2.9 million ounces. Notwithstanding this, the company's long-term strategy to grow markets for PGMs, to expand production to meet that growing demand, and to optimise value in existing operations remains in place. In light of its funding requirements, on 16 February 2004 Anglo Platinum announced a R4 billion ($570 million) convertible preference share offer. Anglo American will be subscribing for its pro rata share of the issue and continues to believe in the fundamental long-term attraction of the platinum business.

In 2004, Anglo Platinum plans to raise platinum output to 2.45 million ounces. The platinum price is expected to remain firm, supported by a continuing supply deficit. The palladium price, despite firming demand, is largely dependent on Russian supply patterns.

Gold

$ million	2003	2002
Total operating profit	**326**	463
Total operating profit before exceptional items	**369**	463
Headline earnings	**167**	205
Net operating assets	**3,302**	2,511
Capital expenditure	**339**	246
Share of Group headline earnings (%)	**10**	12
Share of Group net operating assets (%)	**11**	12

In 2003, a combination of stronger currencies in most of AngloGold's operating regions, as well as inflation and lower ore grade had a significant negative impact on AngloGold's costs, margins and earnings. This was partly offset by a 20% increase in the dollar gold price. Headline earnings fell by 19% to $167 million, while operating profit was 30% lower at $326 million. Gold production declined by 5% to 5.6 million ounces following the sale of Jerritt Canyon in the United States and lower ore grades at Morila in Mali. Total cash costs increased from $161 to $229 per ounce.

AngloGold has a number of major capital projects in South Africa, which will yield some 12 million ounces of gold production over their lives, while future capital projects could add a further 7.5 million ounces. Potential growth projects elsewhere include the Cuiabá expansion in Brazil and the Sunrise Dam underground project and Boddington mine in Australia, which together could add a further 7 million ounces of gold production. The completion of the AngloGold-Ashanti merger would pave the way for the exploitation of Obuasi Deeps in Ghana, extending Obuasi's life by some 20 years.

Production in 2004 is expected to decrease to some 5.4 million ounces, following the sale of Jerritt Canyon, the closure of Union Reefs in Australia and lower grades at Morila in Mali. However, following the expected completion of the Ashanti deal during April, AngloGold is anticipating that production will increase to some 6.6 million ounces. Assuming an exchange rate of R7.00 to the dollar, AngloGold is expecting total unit cash costs to rise to $238 per ounce and capital expenditure to increase to $589 million.

Many of the economic factors which are negative for the US currency have been, conversely, incentives for investors to buy gold. It is expected that these factors will remain in play in the year ahead, and there is good reason to expect gold price strength to be maintained.

Coal

$ million	**2003**	2002
Total operating profit	**333**	427
South Africa	**133**	247
Australia	**130**	130
South America	**70**	50
Headline earnings	**232**	266
Net operating assets	**2,152**	1,658
Capital expenditure	**207**	142
Share of Group headline earnings (%)	**14**	15
Share of Group net operating assets (%)	**7**	8

Anglo Coal's operating profit was 22% down at $333 million, mainly as a result of the appreciation of the South African rand and Australian dollar, while headline earnings declined by 13% to $232 million. Production increased by 8% to 87 million tonnes.

Operating profit for South African-sourced coal fell by 46% to $133 million. The effects of the rand's 28% appreciation[1] were partially offset by production and sales increases, as well as by rigorous cost control. Major expansionary capital projects, including the Kriel South project and the Greenside and Kleinkopje expansions, are progressing to plan.

The Australian operations maintained operating profit at $130 million. Attributable saleable coal production rose by 4% to 26.1 million tonnes, while attributable sales were 6% lower at 26.4 million tonnes. The longwall mines at Dartbrook and Moranbah had a good first six months with record production but technical problems slowed production in the second half of the year. Drayton production was steady, while both Moura and German Creek exceeded previous performances. Theodore commenced production in September. Grasstree remains on schedule for start-up of production during 2006. Full production at Kayuga should be reached in 2004. A significant fall of ground in January 2004 at Moranbah North will reduce production by some 10% compared with 2003. The effect on earnings will be felt in the first half of 2004.

Operating profit at the South American operations rose by 40% to $70 million. In Colombia, synergies achieved as a result of merging Cerrejón Zona Norte and Carbones del Cerrejón exceeded expectations. The operation is now being expanded from 22 million to reach 28 million tonnes per annum by 2007. Carbones del Guasare in Venezuela was hit by the national strike at the beginning of 2003 and subsequently by problems in the administration of the exchange controls imposed at that time.

In 2004 average coal prices are expected to be significantly better than those in 2003, while the upward trend looks set to continue for some time yet in respect of export coal prices.

[1] increase in average exchange rate year on year

Base Metals

$ million	2003	2002
Total operating profit before exceptional items	**286**	133
Copper	**269**	110
Nickel, Niobium, Mineral Sands	**106**	94
Zinc	**(62)**	(51)
Other	**(27)**	(20)
Exceptional items	**(208)**	(51)
Total operating profit after exceptional items	**78**	82
Headline earnings	**206**	69
Net operating assets	**4,087**	3,617
Capital expenditure	**352**	346
Share of Group headline earnings (%)	**12**	4
Share of Group net operating assets (%)	**14**	17

Headline earnings grew strongly to $206 million from $69 million in 2002. Operating profit before exceptionals increased from $133 million to $286 million.

The average copper price increased from 70.6 US cents/lb to 80.7 US cents/lb, nickel moved from 307 US cents/lb to 437 cents/lb, while zinc prices remained roughly flat at 37.6 US cents/lb (2002: 35.3 US cents/lb). Commodity price rises were offset by US dollar weakness against the local currencies of many operations.

Attributable copper production rose from 497,700 tonnes to 708,800 tonnes, with Minera Sur Andes (formerly Disputada) contributing 278,300 tonnes. Collahuasi's $654 million Rosario Project is on budget and on schedule to enter production in mid-2004.

Attributable nickel output totalled 24,900 tonnes (2002: 25,600 tonnes). Codemin's production rose 7%, while Loma de Níquel attained design capacity, with output rising to 17,200 tonnes. The $67 million Codemin II project to treat Barro Alto ore is scheduled to enter production in early 2005. At Catalão, production and sales were maintained. Namakwa's output of zircon and rutile products declined following a fire in October and profits were severely impacted by the strong rand.

Attributable zinc output rose from 211,500 tonnes to 360,500 tonnes. Hudson Bay's zinc output rose 9% to a record 117,900 tonnes. Skorpion produced 47,400 tonnes and is on target to achieve design throughput of 150,000 tonnes per annum by the end of 2004. Lisheen achieved record output of 169,300 tonnes. At Hudson Bay, the $276 million 777 project was substantially completed ahead of schedule and within budget. Black Mountain's $110 million Deeps project is on budget and scheduled to deliver first ore in late 2004.

Robust global growth is widely forecast for 2004. However, Chinese demand will have to remain very firm, and OECD demand improve markedly, to sustain prices at their present levels. Nevertheless, the outlook for base metals is more encouraging than at any time in the past five years.

Industrial Minerals

$ million	2003	2002
Total operating profit	**325**	277
Tarmac	**290**	253
Copebrás	**35**	24
Headline earnings	**270**	231
Net operating assets	**4,304**	3,848
Capital expenditure	**316**	363
Share of Group headline earnings (%)	**16**	13
Share of Group net operating assets (%)	**14**	18

Headline earnings were 17% higher at $270 million, with Tarmac contributing $256 million, a rise of 20%. Operating profit also improved by 17% to $325 million.

During 2003, Tarmac made ten acquisitions, thereby widening its asphalt and road contracting interests in the UK, and bolstering its aggregates businesses in France, Spain, Germany and the Czech Republic. In China, Tarmac is developing a quarry approximately 140 kilometres from Shanghai.

In the UK, three new dry silo mortar plants were constructed, underpinning Tarmac's leadership position in the mortar market. The core aggregates businesses in the UK all improved their profitability in a disappointing market, while the cement business at Buxton had a satisfactory year. The new plant should commence operation in the second quarter of 2004. In continental Europe, operating profit increased by 56%, reflecting continuing strong market conditions in Spain and a full-year contribution from Mavike. France suffered weak market conditions, while the businesses in eastern Europe moved forward satisfactorily.

The Middle Eastern operations strongly increased operating profit owing to buoyant market conditions, while the Far East business also had an improved year.

Copebrás' operating profit increased by 46% due to continued strong demand for fertilizers and higher prices. The new plant at Goiás is already operating at full capacity.

In the UK the challenge will be to improve margins in a highly competitive market while at least maintaining market share. Difficult trading conditions are expected to continue in Germany. However, EU entry is expected to lead to an improvement in demand in Poland and the Czech Republic. In Spain, demand should remain firm, but France may see some further weakening. Brazilian fertilizer demand is expected to remain strong.

Paper and Packaging

$ million	2003	2002
Total operating profit	**656**	649
Europe	**471**	434
South Africa	**185**	215
Headline earnings	**368**	376
Net operating assets	**4,820**	3,897
Capital expenditure	**601**	365
Share of Group headline earnings (%)	**22**	21
Share of Group net operating assets (%)	**16**	18

Headline earnings were $368 million, a 2% decrease on 2002, while operating profit of $656 million was marginally higher. Operating profit at Mondi Europe increased by 9% to $471 million in spite of weaker market conditions in both the packaging and office communications sectors. In Slovakia, the $233 million modernisation and expansion at the Ruzomberok pulp and paper mill proceeded according to schedule.

Annual output is expected to increase by 100,000 tonnes of paper in 2004 and 105,000 tonnes of pulp by 2005.

Neusiedler Syktyvkar in Russia and the La Rochette corrugated packaging plants in France and the UK have been fully integrated with the rest of the group. In December, the Bauernfeind corrugated paper and packaging business was acquired, thereby achieving a further step towards attaining critical mass in European markets. Frantschach also acquired (subject to competition approval) the sack business of Mexican industrial packaging group Copamex, providing the opportunity to expand in North America.

In South Africa, in difficult external trading conditions, operating profits reduced by only 14% to $185 million. The stronger rand resulted in increasing pressure on domestic prices and lower export margins. However, improved operating efficiencies and higher outputs, as well as initiatives to sustain market share and grow volumes, compensated for much of the negative impact of prices. The Richards Bay mill modernisation and expansion is progressing well, with completion due in April 2005. The upgrade of Merebank's PM1 machine, with the plan to produce 250,000 tonnes per year of uncoated woodfree papers from late 2005, has been approved.

Mondi will continue to focus on operating efficiencies, capitalising on recent expansions and extracting synergistic benefits from the integration of acquisitions. General economic conditions are expected to remain weak, with the dollar's current low levels and a buoyant euro creating difficult trading conditions with margins flat at best.

Ferrous Metals & Industries

$ million	**2003**	2002
Ferrous Metals operating profit	**156**	150
Industries operating profit	**52**	114
Total operating profit	**208**	264
Kumba	**33**	-
Highveld Steel	**11**	38
Scaw Metals	**70**	51
Samancor	**41**	48
Boart Longyear	**33**	31
Tongaat-Hulett	**10**	96
Terra	**14**	(3)
Other	**(4)**	3
Headline earnings	**107**	126
Net operating assets	**4,629**	1,696
Capital expenditure	**194**	85
Share of Group headline earnings (%)	**6**	7
Share of Group net operating assets (%)	**16**	8

Headline earnings were $107 million (2002: $126 million). Operating profit was $56 million lower at $208 million, mainly as a result of sharply reduced earnings from Tongaat-Hulett in a year when many operations were affected by the strengthening South African rand.

In December, control was acquired of Kumba, the world's fifth largest iron ore producer, with attractive growth prospects in South Africa and Australia. In 2003, Kumba contributed $33 million to operating profit.

In 2003, Scaw's operating profit rose by $19 million to $70 million, which included a $21 million full-year contribution from Moly-Cop. Highveld's operating profit was impacted by the appreciating rand and fell by $27 million to $11 million and Samancor's contribution to operating profit reduced by $7 million to $41 million. Boart Longyear's operating profit was $2 million higher at $33 million. Tongaat-Hulett's operating profit fell to $10 million from $96 million. This severe downturn arose from a combination of factors that included a firming rand, lower world sugar and aluminium prices, and substantially higher maize input costs. Terra turned an operating loss of $3 million into an attributable operating profit of $14 million.

The outlook for 2004 is cautiously optimistic, with the possibility of higher ferrous metal prices. Scaw and Highveld are likely to benefit from an improved domestic market. Profitability should be restored to more normal levels at Tongaat-Hulett through increasing aluminium volumes and more stable maize-procurement costs. Attention is now being focused on unlocking value for shareholders in Highveld Steel and Tongaat-Hulett.

Exploration

In 2003, total Group cash expenditure on exploration was $105 million including $50 million spent by Base Metals, $11 million by Anglo Platinum and $36 million by AngloGold. In addition, there was a non-cash exceptional charge of $20 million against the Boyongan project in the Philippines.

Base Metals' exploration efforts focused on areas most likely to produce enhanced results, including significant brownfields exploration around operations. The rationalisation programme continued in 2003 with closure of the Zambian and DRC country offices and reduction of global staff.

Drilling adjacent to the Chilean copper operations intersected several potential new resources. Copper was also targeted in Brazil, Mexico, Peru, Philippines and Sweden. A nickel sulphide programme focused in the Arctic had early success, with nickel-copper-platinum group elements drill intersections at West Raglan in northern Quebec. Zinc exploration continued in India and Australia and around the Black Mountain, Flin Flon, Lisheen and Skorpion operations.

Anglo Platinum's exploration effort in South Africa was directly linked to its commitment to increase production. Internationally, Anglo Platinum's partners have progressed several programmes in Canada and Russia.

AngloGold's exploration was focused around operations in Argentina, Australia, Brazil, Tanzania, Mali, Namibia, South Africa and the USA. In addition, exploration was pursued in highly prospective areas in Canada and Peru.

Cash flow

Group EBITDA was maintained at $4,785 million compared with $4,792 million in 2002. Net cash inflow from operations was $3,184 million compared with $3,618 million in 2002. Depreciation and amortisation, which increased by $362 million, are analysed below.

Analysis of depreciation by business segment (subsidiaries)

US$ million	2003	2002
Platinum	**206**	107
Gold	**180**	182
Coal	**124**	104
Base Metals	**220**	124
Industrial Minerals	**176**	142
Paper and Packaging	**285**	228
Ferrous Metals & Industries	**105**	63
Other	**14**	12
	1,310	962

Analysis of goodwill amortisation by business segment (subsidiaries)

US$ million	2003	2002
Platinum	**17**	16
Gold	**32**	31
Coal	**5**	4
Base Metals	**1**	1
Industrial Minerals	**53**	46
Paper and Packaging	**18**	15
Ferrous Metals & Industries	**5**	4
Other	**22**	22
	153	139

Acquisition expenditure accounted for an outflow of $1,469 million. The principal acquisitions included an increase in the Group's shareholding in Kumba to 66.6%. The Group has also increased its interests in Anglo Platinum and AngloGold.

Purchase of tangible fixed assets amounted to $3,025 million, an increase of $886 million from 2002. The major components of expansion were in Platinum and Paper and Packaging.

Analysis of capital expenditure by business segment (subsidiaries)

US$ million	2003	2002
Platinum	**1,004**	586
Gold	**339**	246
Coal	**207**	142
Base Metals	**352**	346
Industrial Minerals	**316**	363
Paper and Packaging	**601**	365
Ferrous Metals & Industries	**195**	85
Other	**11**	6
	3,025	2,139

Balance sheet

Total shareholders' funds were $20,394 million compared with $16,261 million as at 31 December 2002. The increase was primarily due to retained earnings and the appreciation of the South African rand.

Net debt was $8,633 million, an increase of $3,055 million from 2002. This increase was principally due to debt incurred to fund acquisitions during the period. Net debt at 31 December 2003 comprised $10,759 million of debt, offset by $2,126 million of cash and current asset investments. Net debt to total capital as at 31 December 2003 was 26.6%, compared with 23.1% in 2002.

Exchange rates against the US dollar

Average	2003	2002
South African rand	**7.55**	10.48
Pound sterling	**0.61**	0.67
Euro	**0.88**	1.06
Australian dollar	**1.53**	1.84
Year end		
South African rand	**6.67**	8.58
Pound sterling	**0.56**	0.62
Euro	**0.79**	0.95
Australian dollar	**1.33**	1.79

Commodity prices
Average market prices for the period

	2003	2002
Gold – US$/oz	**363**	310
Platinum – US$/oz	**692**	541
Palladium – US$/oz	**201**	336
Rhodium – US$/oz	**530**	838
Copper – US cents/lb	**81**	71
Nickel – US cents/lb	**437**	307
Zinc – US cents/lb	**38**	35
Lead – US cents/lb	**23**	21
European eucalyptus pulp price (CIF) – US$/tonne	**500**	452

Consolidated profit and loss account for the year ended 31 December 2003

US$ million	Note	Before exceptional items 2003	Exceptional items (note 5) 2003	2003	Before exceptional items 2002	Exceptional items (note 5) 2002	2002
Group turnover including share of joint ventures and associates	2	**24,909**	**-**	**24,909**	20,497	-	20,497
Less: Share of joint ventures' turnover	2	**(1,060)**	**-**	**(1,060)**	(1,066)	-	(1,066)
Share of associates' turnover	2	**(5,212)**	**-**	**(5,212)**	(4,286)	-	(4,286)
Group turnover – subsidiaries	2	**18,637**	**-**	**18,637**	15,145	-	15,145
Operating costs		**(16,740)**	**(286)**	**(17,026)**	(12,757)	(47)	(12,804)
Group operating profit – subsidiaries	2	**1,897**	**(286)**	**1,611**	2,388	(47)	2,341
Share of operating profit of joint ventures	2	**247**	**-**	**247**	219	(34)	185
Share of operating profit of associates	2	**748**	**-**	**748**	725	-	725
Total operating profit	2	**2,892**	**(286)**	**2,606**	3,332	(81)	3,251
Profit on disposal of fixed assets	5	**-**	**386**	**386**	-	98	98
Loss on termination of operations	5	**-**	**-**	**-**	-	(34)	(34)
Profit on ordinary activities before interest	3	**2,892**	**100**	**2,992**	3,332	(17)	3,315
Investment income		**308**	**-**	**308**	304	-	304
Interest payable		**(614)**	**(13)**	**(627)**	(483)	-	(483)
Profit on ordinary activities before taxation		**2,586**	**87**	**2,673**	3,153	(17)	3,136
Tax on profit on ordinary activities	6	**(749)**	**13**	**(736)**	(1,042)	(3)	(1,045)
Profit on ordinary activities after taxation		**1,837**	**100**	**1,937**	2,111	(20)	2,091
Equity minority interests	3	**(339)**	**(6)**	**(345)**	(528)	-	(528)
Profit for the financial year	3	**1,498**	**94**	**1,592**	1,583	(20)	1,563
Equity dividends to shareholders		**(766)**	**-**	**(766)**	(720)	-	(720)
Retained profit for the financial year		**732**	**94**	**826**	863	(20)	843
Headline earnings for the financial year	7			**1,694**			1,759
Basic earnings per share (US$):							
Profit for the financial year	8			**1.13**			1.11
Headline earnings for the financial year	8			**1.20**			1.25
Diluted earnings per share (US$):							
Profit for the financial year	8			**1.10**			1.10
Headline earnings for the financial year	8			**1.17**			1.23
Dividend per share (US cents):				**54.0**			51.0
Basic number of shares outstanding[1] (million)	8			**1,415**			1,411
Diluted number of shares outstanding[1] (million)	8			**1,478**			1,426

[1] Basic and diluted number of shares outstanding represent the weighted average for the year.

The impact of acquired and discontinued operations on the results for the year is not material.

Consolidated balance sheet
as at 31 December 2003

US$ million	2003	2002
Fixed assets		
Intangible assets	**2,267**	2,310
Tangible assets	**24,379**	16,531
Investments in joint ventures:	**1,630**	1,544
Share of gross assets	**2,483**	2,763
Share of gross liabilities	**(853)**	(1,219)
Investments in associates	**4,804**	4,119
Other investments	**1,394**	1,713
	34,474	26,217
Current assets		
Stocks	**2,744**	1,814
Debtors	**4,383**	3,337
Current asset investments	**1,032**	1,143
Cash at bank and in hand	**1,094**	1,070
	9,253	7,364
Liabilities due within one year:		
Short term borrowings	**(4,094)**	(1,918)
Other current liabilities	**(5,224)**	(4,329)
Net current (liabilities)/assets	**(65)**	1,117
Total assets less current liabilities	**34,409**	27,334
Liabilities due after one year:		
Long term borrowings	**(6,665)**	(5,873)
Convertible debt	**(1,088)**	(1,084)
Other long term liabilities	**(5,577)**	(4,789)
Provisions for liabilities and charges	**(3,954)**	(2,896)
Equity minority interests	**(3,396)**	(2,304)
Net assets	**20,394**	16,261
Capital and reserves		
Called-up share capital	**738**	735
Share premium account	**1,284**	1,216
Merger reserve	**460**	636
Other reserves	**716**	716
Profit and loss account	**17,196**	12,958
Total shareholders' funds (equity)	**20,394**	16,261

The financial statements were approved by the board of directors on 24 February 2004.

Reconciliation from EBITDA to net cash inflow from operating activities

US$ million	2003	2002
EBITDA	**4,785**	4,792
Less:		
Share of operating profit of joint ventures	**(247)**	(219)
Share of operating profit of associates	**(748)**	(725)
Amortisation of goodwill in joint ventures and associates	**(50)**	(50)
Underlying depreciation and amortisation in joint ventures and associates	**(380)**	(309)
Increase in stocks	**(302)**	(117)
(Increase)/decrease in debtors	**(246)**	67
Increase in creditors	**348**	48
Increase in provisions	**38**	115
Other items	**(14)**	16
Net cash inflow from operating activities	**3,184**	3,618

Consolidated cash flow statement
for the year ended 31 December 2003

US$ million	Note	2003	2002
Net cash inflow from operating activities	10	**3,184**	3,618
Dividends from joint ventures and associates		**426**	258
Returns on investments and servicing of finance			
Interest received and other financial income		**201**	309
Interest paid		**(452)**	(281)
Dividends received from other fixed asset investments		**42**	49
Dividends paid to minority shareholders		**(349)**	(375)
Net cash outflow from returns on investments and servicing of finance		**(558)**	(298)
Taxation			
UK corporation tax		**(6)**	(10)
Overseas tax		**(701)**	(712)
Taxes paid		**(707)**	(722)
Capital expenditure and financial investment			
Payments for tangible fixed assets		**(3,025)**	(2,139)
Proceeds from the sale of tangible fixed assets		**117**	313
Exit funding for Konkola Copper Mines (KCM)		**-**	(182)
Payments for other investments[1]		**(46)**	(351)
Proceeds from the sale of other investments[1]		**617**	217
Net cash outflow for capital expenditure and financial investment		**(2,337)**	(2,142)
Acquisitions and disposals			
Acquisition of subsidiaries[2][3]		**(1,469)**	(2,911)
Disposal of subsidiaries		**3**	24
Investment in joint ventures		**(1)**	(34)
Sale of interests in joint ventures		**-**	122
Investment in proportionally consolidated joint arrangements		**-**	(13)
Investment in associates[3]		**(78)**	(613)
Sale of interests in associates		**260**	24
Net cash outflow from acquisitions and disposals		**(1,285)**	(3,401)
Equity dividends paid to Anglo American shareholders		**(741)**	(732)
Cash outflow before management of liquid resources and financing		**(2,018)**	(3,419)
Management of liquid resources		**182**	1,021
Financing	10	**1,785**	2,458
(Decrease)/increase in cash in the year	11	**(51)**	60

(1) Disposal and acquisition of other investments included in fixed assets.
(2) Net of cash acquired within subsidiaries of $214 million (2002: $157 million).
(3) All amounts paid in 2003 in respect of the acquisition of Kumba are included within acquisition of subsidiaries.

Consolidated statement of total recognised gains and losses for the year ended 31 December 2003

US$ million	Note	2003	2002
Profit for the financial year	3	**1,592**	1,563
Joint ventures		**190**	83
Associates		**479**	384
Unrealised profit on deemed disposal		**13**	39
Less: Related overseas current tax charge		**-**	(22)
Currency translation differences on foreign currency net investments		**3,282**	2,531
Less: Related tax charge		**(59)**	-
Total recognised gains for the financial year		**4,828**	4,111

Combined statement of movement in shareholders' funds and movement of reserves for the year ended 31 December 2003

US$ million	Issued share capital	Share premium	Merger reserves	Other reserves	Profit and loss account	Total
Balance at 1 January 2003	735	1,216	636	716	12,958	16,261
Profit for the financial period	-	-	-	-	1,592	1,592
Dividends paid and proposed	-	-	-	-	(766)	(766)
Shares issued	3	68	-	-	-	71
Realisation of merger reserve	-	-	(176)	-	176	-
Unrealised profit on deemed disposal	-	-	-	-	13	13
Currency translation differences	-	-	-	-	3,282	3,282
Less: related tax charge	-	-	-	-	(59)	(59)
Balance at 31 December 2003	**738**	**1,284**	**460**	**716**	**17,196**	**20,394**

Notes to financial information

1. Basis of preparation

The financial information has been prepared according to the historical cost convention, and in accordance with accounting standards applicable in the United Kingdom. The accounting policies applied in preparing the financial information are consistent with those adopted and disclosed in the Group's financial statements for the year ended 31 December 2002.

2. Segmental information

	Turnover		Operating profit[1]				Net operating assets[2]	
			Before exceptional items	Exceptional items (note 5)				
US$ million	2003	2002	2003	2003	2003	2002	2003	2002
By business segment								
Group subsidiaries								
Platinum	**2,232**	1,964	**442**	**(14)**	**428**	784	**6,119**	3,580
Gold	**1,718**	1,450	**269**	**(43)**	**226**	351	**3,302**	2,511
Coal	**1,556**	1,463	**260**	**-**	**260**	379	**2,152**	1,658
Base Metals	**1,720**	907	**172**	**(208)**	**(36)**	30	**4,087**	3,617
Industrial Minerals	**3,196**	2,811	**308**	**-**	**308**	264	**4,304**	3,848
Paper and Packaging	**5,352**	4,529	**638**	**-**	**638**	624	**4,820**	3,897
Ferrous Metals	**1,198**	780	**86**	**-**	**86**	83	**3,030**	461
Industries	**1,665**	1,241	**44**	**-**	**44**	121	**1,599**	1,235
Exploration	**-**	-	**(105)**	**(20)**	**(125)**	(93)	**-**	-
Corporate Activities	**-**	-	**(217)**	**(1)**	**(218)**	(202)	**296**	315
	18,637	15,145	**1,897**	**(286)**	**1,611**	2,341	**29,709**	21,122
Joint ventures								
Gold	**312**	312	**99**	**-**	**99**	108		
Base Metals	**346**	413	**114**	**-**	**114**	41		
Industrial Minerals	**100**	76	**14**	**-**	**14**	9		
Paper and Packaging	**274**	252	**18**	**-**	**18**	25		
Ferrous Metals	**28**	13	**2**	**-**	**2**	2		
	1,060	1,066	**247**	**-**	**247**	185		
Associates								
Platinum	**46**	40	**5**	**-**	**5**	18		
Gold	**11**	7	**1**	**-**	**1**	4		
Diamonds	**2,967**	2,746	**562**	**-**	**562**	541		
Coal	**295**	247	**73**	**-**	**73**	48		
Base Metals	**60**	58	**-**	**-**	**-**	11		
Industrial Minerals	**22**	25	**3**	**-**	**3**	4		
Paper and Packaging	**2**	24	**-**	**-**	**-**	-		
Ferrous Metals	**813**	457	**68**	**-**	**68**	65		
Industries	**663**	516	**8**	**-**	**8**	(7)		
Corporate Activities	**333**	166	**28**	**-**	**28**	41		
	5,212	4,286	**748**	**-**	**748**	725		
	24,909	20,497	**2,892**	**(286)**	**2,606**	3,251		

[1] Comparative figures for operating profit for 2002 are stated after deducting the following exceptional items:

US$ million	
Operating profit before exceptional items	3,332
Less: Group subsidiaries' exceptional items:	
Base Metals	(17)
Corporate Activities	(30)
Less: Share of joint ventures exceptional items – Base Metals	(34)
Operating profit after exceptional items	3,251

Further details of these exceptional items are given in note 5.

[2] Net operating assets consist of tangible assets, intangible assets, stocks and operating debtors less non-interest bearing current liabilities. See note 12 for the reconciliation of net operating assets to net assets.

2. Segmental information (continued)

US$ million	Turnover		Operating profit				Net operating assets[1]	
			Before exceptional items	Exceptional items (note 5)				
	2003	2002	2003	2003	2003	2002	2003	2002
By geographical segment (by origin)								
Group subsidiaries								
South Africa	**7,308**	5,863	**886**	**(49)**	**837**	1,587	**14,148**	7,712
Rest of Africa	**44**	67	**(4)**	**-**	**(4)**	21	**873**	555
Europe	**7,721**	6,545	**592**	**-**	**592**	509	**8,086**	7,001
North America	**708**	634	**(71)**	**(208)**	**(279)**	(41)	**868**	934
South America	**1,675**	908	**361**	**(1)**	**360**	151	**3,168**	3,196
Australia and Asia	**1,181**	1,128	**133**	**(28)**	**105**	114	**2,566**	1,724
Joint ventures								
South Africa	**17**	12	**9**	**-**	**9**	5		
Rest of Africa	**312**	330	**98**	**-**	**98**	106		
Europe	**372**	398	**31**	**-**	**31**	(50)		
North America	**28**	13	**2**	**-**	**2**	1		
South America	**323**	313	**105**	**-**	**105**	123		
Australia and Asia	**8**	-	**2**	**-**	**2**	-		
Associates								
South Africa	**1,302**	1,068	**135**	**-**	**135**	198		
Rest of Africa	**2,157**	1,582	**398**	**-**	**398**	312		
Europe	**640**	733	**116**	**-**	**116**	124		
North America	**504**	527	**(4)**	**-**	**(4)**	21		
South America	**280**	238	**61**	**-**	**61**	46		
Australia and Asia	**329**	138	**42**	**-**	**42**	24		
	24,909	20,497	**2,892**	**(286)**	**2,606**	3,251	**29,709**	21,122
By geographical segment (by destination)								
Group subsidiaries								
South Africa	**3,503**	2,566						
Rest of Africa	**295**	302						
Europe	**9,726**	8,295						
North America	**1,607**	1,144						
South America	**859**	436						
Australia and Asia	**2,647**	2,402						
Joint ventures								
South Africa	**7**	3						
Rest of Africa	**11**	35						
Europe	**787**	803						
North America	**91**	99						
South America	**45**	19						
Australia and Asia	**119**	107						
Associates								
South Africa	**399**	309						
Rest of Africa	**34**	40						
Europe	**1,287**	947						
North America	**2,157**	1,901						
South America	**41**	23						
Australia and Asia	**1,294**	1,066						
	24,909	20,497						

[1] Net operating assets consist of tangible and intangible assets, stocks and operating debtors less non-interest bearing current liabilities. See note 12 for the reconciliation of net operating assets to net assets.

3. Profit for the financial year

The table below analyses the contribution of each business segment to the Group's profit for the financial year and its headline earnings.

US$ million	2003												
	Operating profit	Operating exceptional items	Non-operating exceptional items	Goodwill amortisation	Profit before interest	Interest income	Dividend income	Other financial income/ (expense)	Interest expense	Net investment income/ (expense)	Tax	Equity minority interests	Total
By business segment													
Platinum	433	14	-	17	**464**	14	-	21	(47)	**(12)**	(152)	(95)	**205**
Gold	326	43	-	41	**410**	42	-	51	(44)	**49**	(122)	(170)	**167**
Diamonds	562	-	-	32	**594**	10	-	-	(59)	**(49)**	(153)	(6)	**386**
Coal	333	-	-	8	**341**	13	2	(31)	(7)	**(23)**	(86)	-	**232**
Base Metals	78	208	-	1	**287**	6	-	(12)	(38)	**(44)**	(32)	(5)	**206**
Industrial Minerals	325	-	-	53	**378**	7	1	(4)	(15)	**(11)**	(81)	(16)	**270**
Paper and Packaging	656	-	-	18	**674**	27	5	31	(126)	**(63)**	(172)	(71)	**368**
Ferrous Metals	156	-	-	9	**165**	14	2	3	(50)	**(31)**	(41)	(4)	**89**
Industries	52	-	-	4	**56**	44	9	(11)	(104)	**(62)**	21	3	**18**
Exploration	(125)	20	-	-	**(105)**	-	-	1	-	**1**	-	21	**(83)**
Corporate Activities	(190)	1	-	20	**(169)**	23	17	23	(124)	**(61)**	69	(3)	**(164)**
Headline earnings for the financial year	2,606	286	-	203	**3,095**	200	36	72	(614)	**(306)**	(749)	(346)	**1,694**
Headline earnings adjustments	-	(286)	386	(203)	(103)	-	-	-	(13)	(13)	13	1	(102)
Profit for the financial year	2,606	-	386	-	**2,992**	200	36	72	(627)	(319)	(736)	(345)	**1,592**

US$ million	2002												
	Operating profit	Operating exceptional items	Non-operating exceptional items	Goodwill amortisation	Profit before interest	Interest income	Dividend income	Other financial income/ (expense)	Interest expense	Net investment income/ (expense)	Tax	Equity minority interests	Total
By business segment													
Platinum	802	-	-	17	**819**	17	-	-	(5)	**12**	(265)	(215)	**351**
Gold	463	-	-	39	**502**	39	-	75	(47)	**67**	(157)	(207)	**205**
Diamonds	541	-	-	29	**570**	16	-	-	(95)	**(79)**	(159)	(8)	**324**
Coal	427	-	-	7	**434**	8	1	(65)	(5)	**(61)**	(107)	-	**266**
Base Metals	82	51	-	1	**134**	4	-	(2)	(43)	**(41)**	(22)	(2)	**69**
Industrial Minerals	277	-	-	46	**323**	6	-	7	(3)	**10**	(86)	(16)	**231**
Paper and Packaging	649	-	-	15	**664**	12	9	18	(84)	**(45)**	(173)	(70)	**376**
Ferrous Metals	150	-	-	5	**155**	16	3	2	(23)	**(2)**	(53)	(12)	**88**
Industries	114	-	-	3	**117**	32	9	(17)	(66)	**(42)**	(10)	(27)	**38**
Exploration	(93)	-	-	-	**(93)**	-	-	(1)	-	**(1)**	-	17	**(77)**
Corporate Activities	(161)	30	-	27	**(104)**	95	28	(8)	(112)	**3**	(10)	(1)	**(112)**
Headline earnings for the financial year	3,251	81	-	189	**3,521**	245	50	9	(483)	**(179)**	(1,042)	(541)	**1,759**
Headline earnings adjustments	-	(81)	64	(189)	(206)	-	-	-	-	-	(3)	13	(196)
Profit for the financial year	3,251	-	64	-	**3,315**	245	50	9	(483)	(179)	(1,045)	(528)	**1,563**

4. Exploration expenditure

US$ million	2003	2002
By business segment		
Platinum	**11**	13
Gold	**36**	27
Base Metals	**50**	47
Impairment of Boyongan (see note 5)	**20**	-
Other	**8**	6
	125	93

5. Exceptional items

US$ million	2003	2002
Operating exceptional items		
Impairment of Hudson Bay Mining and Smelting Co Ltd	**(208)**	-
Impairment of Boyongan	**(20)**	-
Impairment of Savuka	**(34)**	-
Disposal of Salobo Metais SA – reversal of previous impairment	**-**	46
Write-down of investments	**-**	(30)
Other impairments	**(24)**	(97)
Total operating exceptional items	**(286)**	(81)
Taxation	**22**	-
Minority interests	**23**	-
	(241)	(81)
Exceptional finance charge		
Share of associate's charge on early redemption of debt	**(13)**	-
Total exceptional finance charge	**(13)**	-
Non-operating exceptional items		
Disposal of interest in Li & Fung	**163**	-
Further disposal of interests in FirstRand Limited	**117**	7
Disposal of interest in Avgold	**51**	-
Disposal of interest in East Africa Gold Mines	**25**	-
Disposal of interest in Randgold Resources	**17**	-
Disposal of interest in JCI	**(20)**	-
Disposal of Anglovaal Mining Limited	**(13)**	-
Disposal of Tati Nickel Mining Company (Pty) Limited	**-**	53
Disposal of Salobo Metais SA	**-**	5
Disposal of other fixed assets and investments	**21**	14
Share of associates' exceptional items	**25**	19
Profit on disposal of fixed assets	**386**	98
KCM exit costs	**-**	(34)
Total non-operating exceptional items	**386**	64
Taxation	**(9)**	(3)
Minority interests	**(29)**	-
	348	61
Total exceptional items (net of tax and minority interest)	**94**	(20)

Operating exceptional items
A review of the carrying value of the Hudson Bay assets has resulted in a $208 million exceptional charge to operating profit, attributable to Base Metals. The review was based on estimated value in use.

During the year the Exploration division has made an exceptional charge of $20 million against the Boyongan project in the Philippines.

AngloGold impaired the mining assets of Savuka in South Africa with a charge of $34 million.

Exceptional finance charge
The exceptional finance charge of $13 million relates to the Group's share of De Beers' costs on the early redemption of debt, being facility fees not yet amortised.

Non-operating exceptional items
During the year, Ferrous Metals & Industries disposed of their investment in Li & Fung for net proceeds of $269 million, leading to an exceptional gain of $163 million. The Group made further sales of its interest in FirstRand Limited during the year for a total consideration of $176 million, leading to an exceptional gain of $117 million attributable to Corporate Activities.

The Group also disposed of its remaining stake in Avgold in November 2003 resulting in an exceptional gain of $51 million attributable to Corporate Activities.

6. Tax on profit on ordinary activities

a) Analysis of charge for the year

US$ million	2003 Excluding exceptional items	2003 Including exceptional items	2002 Excluding exceptional items	2002 Including exceptional items
United Kingdom corporation tax at 30%	**26**	**26**	(4)	(4)
South Africa corporation tax at 30%	**74**	**74**	435	435
Other overseas taxation	**240**	**240**	187	187
Share of taxation charge of joint ventures	**15**	**15**	29	29
Share of taxation charge of associates	**200**	**200**	216	216
Current tax on exceptional items	**-**	**9**	-	3
Total current tax	**555**	**564**	863	866
Deferred taxation – subsidiaries	**193**	**193**	160	160
Deferred taxation – joint ventures	**17**	**17**	14	14
Deferred taxation – associates	**(16)**	**(16)**	5	5
Deferred tax on exceptional items	**-**	**(22)**	-	-
Total deferred tax	**194**	**172**	179	179
Total tax charge	**749**	**736**	1,042	1,045

b) Factors affecting current tax charge for the year
The current tax charge assessed for the year is lower than the standard rate of corporation tax in the United Kingdom and South Africa (30%). The differences are explained below:

US$ million	2003 Including exceptional items	2002 Including exceptional items
Profit on ordinary activities before tax	**2,673**	3,136
Tax on profit on ordinary activities at 30% (2002: 30%)	**802**	941
Tax effects of:		
Expenses not deductible for tax purposes:		
Operating exceptional items	**86**	24
Goodwill amortisation	**61**	41
Exploration costs	**32**	28
Other permanent items	**-**	10
Non-taxable income:		
Dividends receivable	**(11)**	(15)
Non-operating exceptional items	**(103)**	(19)
Tax allowances for capital expenditure in excess of depreciation	**(207)**	(175)
Movement in tax losses	**15**	37
South African secondary tax on companies	**45**	53
Effect of differences between local and UK tax rates	**(66)**	-[1]
Other differences	**(90)**	(59)
Current tax charge for the year	**564**	866

[1] The prior year comparative is included within other differences.

c) Factors that may affect future tax charges
The Group anticipates that its effective rate will move above the statutory rate of 30% as the Group operates in certain countries where tax rates are higher than the UK rate, including South Africa (effective rate of 37.8% assuming distribution of profits).

In addition to the amounts provided in deferred tax, unrecognised assets exist in respect of taxable losses. No asset has been recognised in respect of these losses as it is not regarded as more likely than not that there will be suitable taxable profits against which to offset these losses. Any utilisation of these losses in the future may lead to a reduction in effective tax rates.

No deferred tax has been provided in respect of accumulated reserves of overseas subsidiaries, associates or joint ventures as no dividends have been declared. Overseas earnings have not been remitted to the UK in such a way as to incur a UK tax charge.

7. Headline earnings

	2003		2002	
US$ million (unless otherwise stated)	**Earnings**	**Basic earnings per share US$**	Earnings	Basic earnings per share US$
Profit for the financial year	**1,592**	**1.13**	1,563	1.11
Operating exceptional items	**286**	**0.20**	81	0.06
Exceptional finance charge	**13**	**0.01**	-	-
Non-operating exceptional items	**(386)**	**(0.27)**	(64)	(0.05)
Amortisation of goodwill:				
Subsidiaries	**153**	**0.11**	139	0.10
Joint ventures and associates	**50**	**0.04**	50	0.04
Related tax	**(13)**	**(0.01)**	3	-
Related minority interest	**(1)**	**(0.01)**	(13)	(0.01)
Headline earnings for the financial year	**1,694**	**1.20**	1,759	1.25

Headline earnings per share is calculated in accordance with the definition in the Institute of Investment Management and Research ("IIMR") Statement of Investment Practice No 1, 'The Definition of IIMR Headline Earnings', which the directors believe to be a useful additional measure of the Group's performance.

8. Earnings per share

	2003	2002
Basic number of ordinary shares outstanding (million)[1]	**1,415**	1,411
Potentially dilutive ordinary shares (million)	**63**	15
Diluted number of ordinary shares outstanding (million)[1]	**1,478**	1,426
Profit for the financial year:		
Basic earnings per share (US$)[2]	**1.13**	1.11
Diluted earnings per share (US$)[3]	**1.10**	1.10
Headline earnings for the financial year[4]:		
Basic earnings per share (US$)	**1.20**	1.25
Diluted earnings per share (US$)	**1.17**	1.23

(1) Basic and diluted number of shares outstanding represent the weighted average for the year.

(2) Basic earnings per share is calculated by dividing the profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The average number of shares in issue excludes the shares held by the employee benefit trust.

(3) Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all dilutive potential ordinary shares.

(4) Basic and diluted earnings per share are also shown based on headline earnings, which the directors believe to be a useful additional measure of the Group's performance. Headline earnings per share is calculated in accordance with the definition issued by the Institute of Investment Management and Research (now Society of Investment Professionals), in Statement of Investment Practice No. 1, 'The Definition of Headline Earnings'.

9. Capital expenditure

US$ million	2003	2002
Platinum	**1,004**	586
Gold	**339**	246
Coal	**207**	142
Base Metals	**352**	346
Industrial Minerals	**316**	363
Paper and Packaging	**601**	365
Ferrous Metals & Industries	**195**	85
Other	**11**	6
	3,025	2,139

10. Consolidated cash flow statement analysis

a) Reconciliation of Group operating profit to net cash inflow from operating activities

US$ million	2003	2002
Group operating profit – subsidiaries	**1,611**	2,341
Exceptional charges (all non cash items)	**286**	47
Group operating profit before exceptionals	**1,897**	2,388
Depreciation and amortisation charges	**1,463**	1,101
Increase in stocks	**(302)**	(117)
(Increase)/decrease in debtors	**(246)**	67
Increase in creditors	**348**	48
Increase in provisions	**38**	115
Other items	**(14)**	16
Net cash inflow from operating activities	**3,184**	3,618

b) Financing

US$ million	2003	2002
Increase/(decrease) in short term borrowings	**875**	(514)
Increase in long term borrowings	**531**	2,932
Net movement in minorities' shares and loans	**3**	(1)
Exercise of share options	**71**	41
Issue of shares in subsidiaries	**305**	-
Financing	**1,785**	2,458

c) Reconciliation of net cash flow to movement in net debt

US$ million	2003	2002
(Decrease)/increase in cash in the year	**(51)**	60
Cash inflow from debt financing	**(1,406)**	(2,418)
Cash inflow from management of liquid resources	**(182)**	(1,021)
Change in net debt resulting from cash flows	**(1,639)**	(3,379)
Loans and current asset investments acquired with subsidiaries	**(746)**	(212)
Loans and current asset investments disposed with subsidiaries	**5**	4
Cessation of consolidation of KCM[1]	**-**	148
Exchange adjustments	**(675)**	(121)
Movement in net debt	**(3,055)**	(3,560)
Net debt at start of year	**(5,578)**	(2,018)
Net debt at end of year	**(8,633)**	(5,578)

[1] KCM ceased to be consolidated by the Group during 2002.

11. Movement in net debt

US$ million	2002	Cash flow	Acquisitions excluding cash and overdrafts	Disposals excluding cash and overdrafts	Overdrafts Included in debt	Other Non-cash movements	Exchange movements	2003
Cash at bank and in hand[1]	1,040	(51)	-	-	30	-	75	**1,094**
Debt due after one year	(5,873)	(531)	(537)	2	-	453	(179)	**(6,665)**
Debt due within one year	(1,888)	(875)	(209)	3	(30)	(453)	(642)	**(4,094)**
	(7,761)	(1,406)	(746)	5	(30)	-	(821)	**(10,759)**
Current asset investments	1,143	(182)	-	-	-	-	71	**1,032**
Total	(5,578)	(1,639)	(746)	5	-	-	(675)	**(8,633)**

[1] Net of bank overdrafts in 2002.

12. Reconciliation of net operating assets to net assets

US$ million	2003	2002
Net operating assets (see note 2)	**29,709**	21,122
Fixed asset investments	**7,828**	7,376
Current asset investments	**1,032**	1,143
Cash at bank and in hand	**1,094**	1,070
Other non-operating assets and liabilities	**(4,700)**	(2,868)
Long term liabilities	**(6,665)**	(5,873)
Provisions for liabilities and charges	**(3,954)**	(2,896)
Equity minority interests	**(3,396)**	(2,304)
Proposed dividend	**(554)**	(509)
Net assets	**20,394**	16,261

13. Status of financial information

The financial information set out herein does not constitute the Company's statutory accounts for the year ended 31 December 2003, but is derived from those accounts which were approved by the board of directors on 24 February 2004. Statutory accounts for the year ended 31 December 2002 have been delivered to the Registrar of Companies, and those for 2003 will be delivered following the Company's annual general meeting convened for 21 April 2004. The auditors have reported on these accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Production statistics

			2003	2002
Anglo Platinum (troy ounces)[1][2]				
Platinum			**2,356,100**	2,294,300
Palladium			**1,213,700**	1,136,500
Rhodium			**237,400**	215,900
Nickel (tonnes)			**22,500**	19,700
AngloGold (gold in troy ounces)[2]				
South Africa			**3,281,000**	3,412,000
North and South America			**922,000**	940,000
Australia and Asia			**432,000**	502,000
Rest of the world			**981,000**	1,085,000
			5,616,000	5,939,000
Gold Fields (gold in troy ounces)[2]				
Gold			**870,500**	464,600
Anglo Coal (tonnes)				
South Africa:				
Eskom			**31,301,000**	28,649,000
Trade				
- Thermal			**18,600,200**	15,681,000
- Metallurgical			**1,835,500**	3,889,000
			51,736,700	48,219,000
Australia				
- Thermal			**17,025,400**	16,341,000
- Metallurgical			**9,100,000**	8,679,000
			26,125,400	25,020,000
South America				
- Thermal			**8,728,400**	6,937,000
			86,590,500	80,176,000
Anglo Base Metals				
Copper				
Collahuasi				
100% basis (Anglo American 44%)				
Ore mined		tonnes	**27,680,000**	34,871,000
Ore processed	Oxide	tonnes	**6,355,000**	5,358,000
	Sulphide	tonnes	**24,415,000**	25,231,000
Ore grade processed	Oxide	%Cu	**0.8%**	0.9%
	Sulphide	%Cu	**1.5%**	1.6%
Production	Copper concentrate	dmt	**861,600**	1,019,400
	Copper cathode	tonnes	**63,400**	60,600
	Copper in concentrate	tonnes	**331,300**	372,900
Total copper production for Collahuasi		tonnes	**394,700**	433,500

(1) Includes Anglo Platinum's share of Northam Platinum Limited.
(2) See Anglo American Platinum Corporation Limited, Northam Limited, AngloGold Limited and Gold Fields Limited published results for further analysis of production information.

Production statistics (continued)

			2003	2002
Minera Sur Andes[1]				
- Los Bronces mine				
Ore mined		tonnes	**20,901,000**	3,291,000
Marginal ore mined		tonnes	**23,676,000**	1,577,400
Las Tortolas concentrator	Ore processed	tonnes	**19,514,000**	2,523,300
	Ore grade processed	%Cu	**1.1%**	1.1%
	Average recovery	%	**87.1%**	85.6%
Production	Copper concentrate	dmt	**553,800**	81,300
	Copper cathode	tonnes	**27,700**	3,600
	Copper in concentrate	tonnes	**180,100**	25,400
	Total	tonnes	**207,800**	29,000
- El Soldado mine				
Ore mined	Open pit – ore mined	tonnes	**3,188,000**	583,200
	Open pit – marginal ore mined	tonnes	**1,590,000**	47,800
	Underground (sulphide)	tonnes	**3,267,000**	389,000
	Total	tonnes	**8,045,000**	1,020,000
Ore processed	Oxide	tonnes	**531,000**	91,200
	Sulphide	tonnes	**6,581,000**	931,700
Ore grade processed	Oxide	%Cu	**1.7%**	1.2%
	Sulphide	%Cu	**1.1%**	1.1%
Production	Copper concentrate	dmt	**228,600**	31,200
	Copper cathode	tonnes	**8,000**	1,000
	Copper in concentrate	tonnes	**62,500**	9,000
	Total	tonnes	**70,500**	10,000
- Chagres Smelter				
Copper concentrates smelted		tonnes	**165,500**	23,300
Production	Copper blister/anodes	tonnes	**160,100**	21,900
	Acid	tonnes	**436,700**	66,400
Total copper production for Minera Sur Andes group		tonnes	**278,300**	39,000
Mantos Blancos				
- Mantos Blancos mine				
Ore mined	Oxide	tonnes	**4,738,000**	4,606,000
	Sulphide	tonnes	**4,021,000**	4,005,000
	Marginal ore mined	tonnes	**8,819,000**	5,672,000
Ore grade processed	Oxide	%Cu (Soluble)	**0.7%**	0.8%
	Sulphide	%Cu (Insoluble)	**1.0%**	1.2%
	Marginal ored	%CuS	**0.4%**	0.4%
Production	Copper concentrate	dmt	**110,200**	137,600
	Copper cathode	tonnes	**51,600**	51,000
	Copper in concentrate	tonnes	**35,300**	45,200
	Total	tonnes	**86,900**	96,200
- Mantoverde mine				
Ore processed	Oxide	tonnes	**9,001,000**	8,398,200
	Marginal ore	tonnes	**6,048,000**	4,573,000
Ore grade processed	Oxide	%Cu (Soluble)	**0.7%**	0.7%
	Marginal ore	%Cu (Soluble)	**0.3%**	0.3%
Production	Copper cathode	tonnes	**60,200**	57,300
Black Mountain and Hudson Bay		tonnes	**87,800**	88,800
Other		tonnes	**21,900**	25,600
Total attributable copper production		tonnes	**708,800**	497,700

[1] Results for 2002 represent 49 days of operations – since date of acquisition.

Production statistics (continued)

			2003	2002
Nickel, Niobium and Mineral Sands				
Nickel				
Codemin				
Ore mined		tonnes	**500,600**	513,200
Ore processed		tonnes	**530,300**	500,800
Ore grade processed		% Ni	**1.4%**	1.4%
Production		tonnes	**6,400**	6,000
Loma de Niquel				
Ore mined		tonnes	**1,208,000**	1,301,100
Ore processed		tonnes	**1,216,000**	1,095,200
Ore grade processed		% Ni	**1.7%**	1.7%
Production		tonnes	**17,200**	15,500
Other		tonnes	**1,300**	4,100
Total attributable nickel production		tonnes	**24,900**	25,600
Niobium				
Catalão				
Ore mined		tonnes	**559,100**	591,600
Ore processed		tonnes	**529,700**	568,400
Ore grade processed		kg Nb/tonne	**10.87**	10.57
Production		tonnes	**3,300**	3,300
Mineral Sands				
Namakwa Sands				
Ore mined		tonnes	**16,739,000**	16,434,500
Production	- Ilmenite	tonnes	**314,600**	315,900
	- Rutile	tonnes	**20,400**	26,000
	- Zircon	tonnes	**93,300**	112,400
Smelter production	- Slag tapped	tonnes	**165,800**	162,700
	- Iron tapped	tonnes	**105,900**	103,000
Zinc and Lead				
Black Mountain				
Ore mined		tonnes	**1,501,000**	1,588,700
Ore processed		tonnes	**1,449,000**	1,554,000
Ore grade processed	- Zinc	%	**2.6%**	2.6%
	- Lead	%	**3.3%**	3.5%
	- Copper	%	**0.5%**	0.5%
Production	- Zinc in concentrates	tonnes	**25,900**	27,600
	- Lead in concentrates	tonnes	**39,600**	45,300
	- Copper in concentrates	tonnes	**4,700**	5,400
Hudson Bay				
Ore mined		tonnes	**2,206,000**	2,989,300
Ore processed		tonnes	**2,207,000**	3,004,500
Ore grade processed	- Copper	%	**1.9%**	1.7%
	- Zinc	%	**5.0%**	4.1%
Concentrate treated	- Copper	tonnes	**273,000**	294,100
	- Zinc	tonnes	**228,500**	211,100
Production (domestic)	- Copper	tonnes	**39,400**	42,900
	- Zinc	tonnes	**93,100**	102,100
Production (total)	- Copper	tonnes	**83,100**	83,400
	- Zinc	tonnes	**117,900**	108,100
	- Gold	ozs	**57,500**	59,300
	- Silver	ozs	**1,032,800**	1,234,200

Production statistics (continued)

			2003	2002
Lisheen				
100% basis (Anglo American 50% in 2002)				
Ore mined		tonnes	**1,522,000**	1,571,400
Ore processed		tonnes	**1,521,000**	1,541,300
Ore grade processed	- Zinc	%Zn	**12.3%**	11.2%
	- Lead	%Pb	**2.1%**	2.1%
Production	- Zinc in concentrate	tonnes	**169,300**	151,500
	- Lead in concentrate	tonnes	**20,800**	22,000
Other zinc production		tonnes	**47,400**	-
Total attributable zinc production		tonnes	**360,500**	211,500
Anglo Industrial Minerals (tonnes)				
Aggregates			**67,158,100**	63,928,400
Lime products			**893,800**	871,000
Concrete (m^3)			**7,874,600**	6,955,700
Sodium tripolyphosphate			**88,800**	88,200
Phosphates			**1,040,300**	734,600
Anglo Paper and Packaging (tonnes)				
South Africa				
Pulp			**109,810**	81,550
Graphic papers			**507,270**	518,200
Packaging papers			**590,740**	572,900
Corrugated board (000 m^3)			**297,780**	300,050
Lumber (m^3)			**56,060**	126,500
Wood chips (green metric tonnes)			**2,122,470**	1,647,700
Mining timber			**158,640**	143,100
Europe				
Pulp			**181,860**	181,800
Graphic papers			**1,648,280**	1,475,700
Packaging papers			**1,790,600**	1,506,800
Corrugated board (000 m^2)			**1,384,900**	1,121,100
Industrial sacks (m units)			**2,723**	2,600
Consumer bags and pouches (m units)			**544**	470
***Anglo Ferrous Metals & Industries* (tonnes)**				
Kumba)[(1)]				
Iron ore – Production				
	- Lump		**18,172,000**	-
	- Fine		**11,421,000**	-
Total iron ore			**29,593,000**	-
Coal				
Power Station Coal			**13,868,700**	-
Coking Coal			**2,161,700**	-
Steam Coal			**2,932,800**	-
Total coal			**18,963,200**	-
Zinc metal			**112,000**	-
Heavy minerals				
Crude Ilmenite			**457,000**	-
Ilmenite			**609,000**	-

(1) 100% of production has been reported for full year 2003. See Kumba Resources Limited published results for further analysis of production information.

Production statistics (continued)

	2003	2002
Scaw Metals		
Rolled products	**352,343**	356,446
Cast products	**114,716**	114,701
Grinding media	**388,886**	224,483
Highveld Steel		
Rolled products	**578,035**	701,087
Continuous cast blocks	**877,405**	951,921
Vanadium slag	**69,814**	68,100
Samancor		
Chrome ore	**1,127,360**	1,055,588
Chrome alloys	**407,680**	310,900
Manganese ore (mtu m)	**76**	62
Manganese alloys	**288,176**	306,100
Zimbabwe Alloys		
Chrome alloys	**39,179**	44,064
Tongaat-Hulett		
Sugar	**843,307**	811,780
Aluminium	**146,729**	120,613
Starch & glucose	**609,532**	616,404
Hippo Valley		
Sugar	**223,595**	284,109
Terra		
Ammonia	**677,000**	729,400
Nitrogen solutions	**1,862,400**	1,923,100
Urea	**264,500**	300,800
Ammonium nitrate	**452,800**	442,400

The figures above include the entire output of consolidated entities and the Group's share of joint ventures and associates where applicable, except for Collahuasi in Base Metals which is quoted on a 100% basis.

Reconciliation of subsidiaries' and associates' profits to those included in the consolidated financial statements

For the year to 31 December 2003
Note only key reported lines are reconciled

AngloGold Limited	2003 US$ million
IAS *adjusted* headline earnings (published)[1]	282
Exploration (excluding joint ventures)	36
	318
Depreciation on assets revalued on acquisition	(1)
Minority interest	(150)
UK GAAP contribution to headline earnings	**167**

[1] before unrealised non-hedge derivatives and mark-to-market of debt financial instruments, and related deferred tax.

Anglo American Platinum Corporation Limited	
IAS headline earnings (published)	277
Secondary Tax on Companies adjustment	17
Movement on unrealised profit on Forward Exchange Contracts	6
Exploration	11
Prior year stock adjustment change in Anglo Platinum's accounting policy	29
Weighted average exchange impact	5
Other	3
	348
Minority interest	(95)
Depreciation on assets revalued on acquisition	(48)
UK GAAP contribution to headline earnings	**205**

DB Investments SA			2003 US$ million
Reconciliation of headline earnings	Total	Ordinary shares	Preference shares[3]
DBI headline earnings – IAS (100%)	676	-	-
GAAP adjustments[1]	40	-	-
DBI headline earnings – UK GAAP (100%)	716	599	117
AA plc's 45% ordinary share interest	269	269	-
Additional 3.65% ordinary share interest[2]	22	22	-
AA plc's portion of the preference shares[3]	95	-	95
AA plc headline earnings	**386**	**291**	**95**

[1] The GAAP adjustments include +$39 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's 5 February 2004 press release. Whereas in Dbsa's earnings, the full amount of $70 million is charged against earnings in 2003, under UK GAAP only $31 million is charged against earnings in 2003, being the portion that was realised in the year.

[2] As a result of the De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares.

[3] AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's $70 million preference share income are arrived at by adjusting for a proportion of exceptional items (+$2 million) and goodwill amortisation (+$23 million) in the same way as the ordinary share interest is calculated.

Key financial data

US$ million (unless stated otherwise)	2003	2002	2001[1]	2000[1]	1999[1]
Group and share of turnover of joint ventures and associates	24,909	20,497	19,282	20,570	19,245
Less: Joint ventures' turnover	(1,060)	(1,066)	(1,109)	(1,590)	(1,720)
Associates' turnover	(5,212)	(4,286)	(3,387)	(4,156)	(5,947)
Group turnover - subsidiaries	**18,637**	**15,145**	**14,786**	**14,824**	**11,578**
Group operating profit before exceptional items	2,892	3,332	3,298	3,479	2,141
Operating exceptional items[2]	(286)	(81)	(513)	(433)	-
Total operating profit[2]	**2,606**	**3,251**	**2,785**	**3,046**	**2,141**
Non-operating exceptional items[2]	386	64	2,148	490	410
Net interest (expense)/investment income	(319)	(179)	130	308	265
Profit on ordinary activities before taxation	**2,673**	**3,136**	**5,063**	**3,844**	**2,816**
Taxation on profit on ordinary activities	(749)	(1,042)	(1,247)	(1,143)	(538)
Taxation on exceptional items	13	(3)	(147)	-	18
Equity minority interests	(345)	(528)	(584)	(818)	(758)
Profit for the financial year	**1,592**	**1,563**	**3,085**	**1,883**	**1,538**
Headline earnings	**1,694**	**1,759**	**1,681**	**1,927**	**1,296**
Earnings per share ($)[3]	**1.13**	**1.11**	**2.09**	**1.20**	**1.00**
Headline earnings per share ($)[3]	**1.20**	**1.25**	**1.14**	**1.23**	**0.84**
Dividend per share (US cents)	**54.0**	**51.0**	**49.0**	**47.5**	**37.5**
Basic number of shares outstanding (million)[3]	1,415	1,411	1,474	1,567	1,540
EBITDA[4]	4,785	4,792	4,647	4,688	3,113
EBITDA interest cover[5]	12.7	20.0	31.2	-	-
Operating margin (before exceptional items)	**11.6%**	16.3%	17.1%	16.9%	11.1%
Dividend cover (based on headline earnings)	2.2	2.5	2.3	2.6	2.2
Balance Sheet					
Fixed assets	26,646	18,841	12,870	14,315	11,110
Investments	7,828	7,376	5,523	7,936	8,373
Working capital	1,903	822	282	971	914
Provisions for liabilities and charges	(3,954)	(2,896)	(2,194)	(2,594)	(2,604)
Net (debt)/funds	(8,633)	(5,578)	(2,018)	(3,590)	81
Equity minority interests	(3,396)	(2,304)	(1,607)	(2,212)	(2,477)
Shareholders' funds (equity)	**20,394**	**16,261**	**12,856**	**14,826**	**15,397**
Total capital[6]	**32,423**	**24,143**	**16,481**	**20,628**	**17,793**
Net cash inflow from operating activities	3,184	3,618	3,539	2,959	1,850
Dividends received from joint ventures and associates	426	258	258	258	209
Return on capital employed[7]	**10.7%**	17.5%	19.0%	19.5%	**13.2%**
EBITDA/average total capital	**16.9%**	**23.6%**	**25.0%**	**24.4%**	**18.1%**
Net debt/(funds) to total capital	**26.6%**	**23.1%**	**12.2%**	**17.4%**	**(0.5%)**

(1) 1999, 2000 and 2001 *restated for the adoption of* FRS 19.

(2) Operating profit for 2000 has been restated for the reclassification of the loss of $167 million arising on the anticipated disposal of Terra Industries Inc. The disposal did not proceed and the loss has therefore been reclassified into operating exceptional items as an impairment.

(3) 2000 and 1999 restated to reflect the three-for-one bonus issue in May 2001.

(4) EBITDA is operating profit before exceptional items plus depreciation and amortisation of subsidiaries and share of joint ventures and associates.

(5) EBITDA interest cover is EBITDA divided by net interest expense, excluding other net financial income (2003: $72 million) and exceptional financing charges (2003: $13 million). EBITDA interest cover for 2002 is annualised to account for acquisitions during the year. The actual EBITDA interest cover for 2002 was 25.5 times. For 2000 and 1999, EBITDA interest cover is not applicable as the Group was a net interest recipient after adjusting for other net financial income.

(6) Total capital is the sum of shareholders' funds, net debt and minority interests.

(7) Return on capital employed is calculated as total operating profit before impairments for the year divided by the average total capital less other investments and adjusted for impairments.

Summary by business segment

US$ million	Headline earnings/(loss) 2003	Headline earnings/(loss) 2002	Operating profit/(loss) 2003	Operating profit/(loss) 2002
Platinum	**205**	351	**433**	802
Platinum	**205**	351	**447**	802
Exceptional items	**-**	-	**(14)**	-
Gold	**167**	205	**326**	463
Gold	**167**	205	**369**	463
Exceptional items	**-**	-	**(43)**	-
Diamonds	**386**	324	**562**	541
Coal	**232**	266	**333**	427
South Africa	**79**	133	**133**	247
Australia	**94**	98	**130**	130
South America	**59**	35	**70**	50
Base Metals	**206**	69	**78**	82
Copper	**216**	80	**269**	110
Nickel, Niobium, Mineral Sands	**76**	54	**106**	94
Zinc	**(65)**	(66)	**(62)**	(51)
Other	**(21)**	1	**(27)**	(20)
Exceptional items	**-**	-	**(208)**	(51)
Industrial Minerals	**270**	231	**325**	277
Europe	**256**	214	**290**	253
Brazil	**14**	17	**35**	24
Paper and Packaging	**368**	376	**656**	649
Europe	**277**	233	**471**	434
South Africa	**91**	143	**185**	215
Ferrous Metals	**89**	88	**156**	150
Kumba	**18**	-	**33**	-
Highveld Steel	**5**	20	**11**	38
Scaw Metals	**55**	41	**70**	51
Samancor Group	**10**	19	**41**	48
Other	**1**	8	**1**	13
Industries	**18**	38	**52**	114
Boart Longyear	**21**	26	**33**	31
Tongaat-Hulett	**(10)**	24	**10**	96
Terra	**7**	(18)	**14**	(3)
Other	**-**	6	**(5)**	(10)
Exploration	**(83)**	(77)	**(125)**	(93)
Exploration	**(83)**	(77)	**(105)**	(93)
Exceptional items	**-**	-	**(20)**	-
Corporate	**(164)**	(112)	**(190)**	(161)
Gold Fields	**35**	27	**28**	41
Other	**(199)**	(139)	**(218)**	(202)
	1,694	1,759	**2,606**	3,251

ANGLO AMERICAN plc

(Incorporated in England and Wales – Registered number 3564138)
("the Company")

Notice of Recommended Final Dividend

Notice is hereby given that a final dividend on the Company's ordinary share capital in respect of the year to 31 December 2003 will, subject to approval by shareholders at the Annual General Meeting to be held on 21 April 2004, be payable as follows:

Amount (United States currency)	39 cents per ordinary share (see notes)
Currency conversion date	Friday, 20 February 2004
Last day to trade on the JSE Securities Exchange, South Africa ("JSE") to qualify for the dividend	Friday, 5 March 2004
Ex-dividend on the JSE from the commencement of trading on	Monday, 8 March 2004
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday, 10 March 2004
Record date (applicable to both the principal register and South African branch register)	Friday, 12 March 2004
Last day for receipt of Dividend Reinvestment Plan ("DRIP") Mandate Forms by Computershare (note 4)	Thursday, 8 April 2004
Dividend warrants posted	Wednesday, 28 April 2004
Payment date of dividend	Thursday, 29 April 2004

Notes:

1. *Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and, those with an address in a country in the European Union which has adopted the euro, will be paid in euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrar receives such election by Friday, 12 March 2004. Shareholders with an address elsewhere (except in South Africa) will be paid in US dollars. The equivalent of the dividend in sterling will be 20.6934 pence per ordinary share based on an exchange rate of US$1 = £0.5306. The equivalent of the dividend in euros will be 30.8295 euro cents per ordinary share based on an exchange rate of US$1 = €0.7905.*

2. *Shareholders on the South African branch register will be paid in South African Rand at R2.622750 per ordinary share based on an exchange rate of US$1 = R6.7250.*

3. Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by Central Securities Depositary participants (" CSDPs") during the period Monday, 8 March 2004 to Friday, 12 March 2004 (both days inclusive).

4. DRIP election forms, in respect of elections by shareholders who hold their shares in dematerialised form in STRATE, are required to be lodged with CSDPs by Tuesday, 6 April 2004.

5. Share certificates/Crest Notifications are expected to be mailed and CSDP investor accounts credited/updated on Thursday, 20 May 2004 in respect of shares issued in terms of the DRIP, subject to the acquisition of shares on the open market.

6. Copies of the Terms and Conditions of the DRIP are available from the Company's Registrar or the Registrar's Agent.

By order of the Board

N Jordan
Company Secretary
24 February 2004

Registered Office:
20 Carlton House Terrace
London SW1Y 5AN

Registered office
20 Carlton House Terrace
London
SW1Y 5AN
United Kingdom

UK Registrar
Computershare Investor
Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom

Registrar's Agent (South Africa)
Computershare Limited
70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa

AVS: 899178
RNS: 1261V

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,020 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 06 February 2004, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares
W A Nairn	20	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 148,088 ordinary shares (including interests on a conditional basis in 57,209 shares)
A W Lea 80,483 ordinary shares (including interests on a conditional basis in 22,618 shares)
W A Nairn 35,117 ordinary shares (including interests on a conditional basis in 14,136 shares)

N Jordan
Company Secretary
06 February 2004

cc: MMS
AWL
NVS
SEC (+S)

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 280,500 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 106,384 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 121,226 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 4,811 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

09 February 2004

END.

Anglo American plc (the "Company")

Following the News Release dated 10 December 2003 announcing the merger of Bauernfeind's Corrugated Paper and Packaging business with Mondi Packaging, applications have been made to The UK Listing Authority and The London Stock Exchange for 5,309,286 ordinary shares of US$0.50 each to be admitted to the Official List and to be admitted to trading. Application will also be made for the new ordinary shares to be listed on the Johannesburg, Botswana, Namibia and Swiss stock exchanges. These shares will rank pari passu with the existing issued ordinary shares.

These ordinary shares are being issued to Credit Suisse Advisory Partners AG in accordance with the terms of the Share Swap Agreement relating to the above transaction.

Accordingly the total issued share capital is currently 1,482,247,353 ordinary shares of US$0.50 each.

N Jordan

Company Secretary

12 February 2004

ANGLO AMERICAN

News Release

16 February 2004

Anglo American plc ("Anglo American") notification:
Anglo Platinum annual results 2003

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 12 months to 31 December 2003, attached hereto.

Anglo American Platinum Corporation Limited ("Anglo Platinum")
(Incorporated in the Republic of South Africa)
(Registration number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181
A member of the Anglo American plc group

Results for the year ended 31 december 2003

Equivalent refined platinum production* increases by 8,0%

* Mines' production and purchases of metal in concentrate converted to equivalent refined production using Anglo Platinum's standard smelting and refining recoveries.

- Dividend cover maintained
- Earnings adversely affected by strong rand

Consolidated Income Statement

R millions	Notes	Audited Year ended 31 December 2003	Audited Year ended 31 December 2002	% Change
Gross sales revenue		16 508,6	20 285,7	
Commissions paid		(408,2)	(733,0)	
Net sales revenue		16 100,4	19 552,7	(18)
Cost of sales (Segmental information)		(12 190,5)	(10 129,9)	(20)
Gross profit on metal sales		3 909,9	9 422,8	(59)
Other net expenditure	5	(269,3)	(754,7)	
Market development and promotional expenditure		(257,5)	(266,5)	
Operating profit		3 383,1	8 401,6	(60)
Net interest (paid)/received	6	(236,9)	155,7	
Income from associates		35,0	181,6	
Profit before taxation		3 181,2	8 738,9	(64)
Taxation		(1 089,3)	(2 998,9)	64
Net profit		2 091,9	5 740,0	(64)
Headline earnings		2 091,7	5 630,4	(63)
Number of ordinary shares in issue (millions)		215,4	214,9	
Weighted average number of ordinary shares in issue (millions)		215,1	214,5	

Earnings per share (cents)			
- Basic	972,5	2 676,0	(64)
- Headline	972,4	2 624,9	(63)
- Diluted (basic)	971,2	2 671,0	(64)
- Diluted (headline)	971,1	2 620,0	(63)
Dividends per share (cents)	640	1 800	(64)
- Interim	370	900	
- Final	270†	900	
Dividend cover (headline earnings)	1,5	1,5	
Reconciliation between basic and headline earnings			
Net profit	2 091,9	5 740,0	
Adjustments:			
Profit on disposal of mineral rights	(64,6)	(98,0)	
Goodwill amortization	13,1	-	
Negative goodwill amortization	(11,6)	(11,6)	
Scrapping of property, plant and equipment	62,9	-	
Carrying amount	89,8	-	
Deferred taxation effect	(26,9)	-	
Headline earnings	2 091,7	5 630,4	

† Proposed ordinary dividend.

Segmental Information± (audited)

R millions	Mined	Purchased metals in concentrate	Total
For the year ended 2003			
GROSS SALES REVENUE	16 161,3	347,3	16 508,6
Commissions paid	(399,2)	(9,0)	(408,2)
NET SALES REVENUE	15 762,1	338,3	16 100,4
COST OF SALES	(11 923,1)	(267,4)	(12 190,5)
On-mine	(9 968,9)	-	(9 968,9)
Cash operating costs	(9 027,1)	-	(9 027,1)
Amortization	(941,8)	-	(941,8)
Purchase of metals in concentrate	-	(291,6)	(291,6)
Smelting	(1 015,9)	(21,2)	(1 037,1)
Cash operating costs	(891,5)	(18,6)	(910,1)
Amortization	(124,4)	(2,6)	(127,0)
Treatment and refining	(857,2)	(16,9)	(874,1)
Cash operating costs	(781,1)	(15,2)	(796,3)
Amortization	(76,1)	(1,7)	(77,8)
Increase in metal inventories	511,0	73,9	584,9
Other costs	(592,1)	(11,6)	(603,7)
GROSS PROFIT ON METAL SALES	3 839,0	70,9	3 909,9
Gross profit margin (%)	23,8	20,4	23,7
Cost of sales per Pt ounce sold (Rand)	5 305	5 735	5 313
For the year ended 2002			
GROSS SALES REVENUE	20 194,4	91,3	20 285,7
Commissions paid	(723,3)	(9,7)	(733,0)
NET SALES REVENUE	19 471,1	81,6	19 552,7
COST OF SALES	(10 049,2)	(80,7)	(10 129,9)
On-mine	(8 017,7)	-	(8 017,7)
Cash operating costs	(7 369,4)	-	(7 369,4)

Amortization	(648,3)	-	(648,3)
Purchase of metals in concentrate	-	(121,9)	(121,9)
Smelting	(690,0)	(7,8)	(697,8)
Cash operating costs	(633,6)	(7,0)	(640,6)
Amortization	(56,4)	(0,8)	(57,2)
Treatment and refining	(808,3)	(2,0)	(810,3)
Cash operating costs	(750,2)	(1,8)	(752,0)
Amortization	(58,1)	(0,2)	(58,3)
Increase in metal inventories	55,4	53,7	109,1
Other costs	(588,6)	(2,7)	(591,3)
GROSS PROFIT ON METAL SALES	9 421,9	0,9	9 422,8
Gross profit margin (%)	46,7	1,0	46,5
Cost of sales per Pt ounce sold (Rand)	4 485	8 495	4 502

± The Group produces PGMs primarily in South Africa. The risks and rewards associated with the individual operations are not sufficiently dissimilar to warrant identification of seperate geographical segments. Therefore, only business segments are reported.

Group Statement of Changes in Equity (audited)

R millions	Share capital	Share premium	Unrealized hedging deficit	Accumulated profits	Total
Balance as at 31 December 2001 - previously reported	21,4	1 203,6	-	11 296,6	12 521,6
Change in accounting policy with respect to recognizing metals in concentrate as inventory on the balance sheet (Note 2)				215,4	215,4
Gross				322,1	322,1
Taxation				(106,7)	(106,7)
Balance as at 31 December 2001 - restated	21,4	1 203,6	-	11 512,0	12 737,0
Net profit				5 740,0	5 740,0
Dividends paid in cash				(5 362,9)	(5 362,9)
Share capital issued	0,1	74,8			74,9
Repurchase of ordinary shares	-	(524,4)		519,5	(4,9)

Cost of shares sold by wholly owned subsidiary to Company	0,2			491,8	492,0
Unrealized after-tax Group profit on disposal of Company shares				27,7	27,7
Shares repurchased by Company from wholly owned subsidiary (cancelled)	(0,2)	(524,4)			(524,6)
Balance as at 31 December 2002	21,5	754,0	-	12 408,6	13 184,1
After-tax changes in forward metal prices (Note 9)			(164,0)		(164,0)
Net profit				2 091,9	2 091,9
Dividends paid in cash				(2 731,6)	(2 731,6)
Share capital issued	-+	42,3			42,3
Balance as at 31 December 2003	21,5	796,3	(164,0)	11 768,9	12 422,7

+ Less than R50 000.

Consolidated Balance Sheet

R millions	Notes	Audited as at 31 December 2003	Audited as at 31 December 2002
ASSETS			
Non-current assets		22 493,9	16 192,3
Property, plant and equipment		14 550,8	10 503,1
Capital work-in-progress		7 249,2	4 941,5
Platinum Producers' Environmental Trust		113,4	89,3
Investment in associates	7	484,0	557,6
Non-current accounts receivable		96,5	100,8
Current assets		5 295,7	5 017,6
Inventories	2	2 439,6	1 819,9
Accounts receivable		2 286,7	1 617,7
Cash and cash equivalents		569,4	1 580,0
Total assets		27 789,6	21 209,9
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		21,5	21,5
Share premium		796,3	754,0
Unrealized hedging deficit		(164,0)	-
Accumulated profits before proposed ordinary dividend and related secondary tax on companies (STC)		11 768,9	12 408,6
Accumulated profits after proposed ordinary dividend and related STC		11 114,6	10 232,7
Proposed ordinary dividend		581,6	1 934,1
STC in respect of proposed ordinary dividend		72,7	241,8
Shareholders' equity		12 422,7	13 184,1
Non-current liabilities		5 560,8	4 687,5
Deferred taxation		4 438,9	3 870,0
Environmental obligations		308,7	192,8
Employees' service benefit obligations		488,9	488,3
Obligations due under finance leases		324,3	136,4
Current liabilities		9 806,1	3 338,3
Interest bearing borrowings	8	7 168,1	-
Accounts payable		1 903,4	1 857,4

Other financial liabilities	9	336,2	36,3
Taxation		398,4	1 444,6
Total equity and liabilities		27 789,6	21 209,9

Consolidated Cash Flow Statement

R millions	Audited Year ended 31 December 2003	Audited Year ended 31 December 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	15 476,5	20 004,9
Cash paid to suppliers and employees	(12 117,2)	(10 387,5)
Cash from operations	3 359,3	9 617,4
Interest paid	(277,4)	(35,4)
Taxation paid	(1 474,9)	(3 304,1)
Net cash from operating activities	1 607,0	6 277,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(7 423,6)	(5 994,1)
To maintain operations	(3 952,7)	(2 140,9)
To expand operations	(3 270,4)	(3 853,2)
Interest capitalized	(200,5)	-
Proceeds from sale of plant, equipment and mineral rights	134,8	778,4
Investment in associates	(1,5)	(312,4)
Interest received	106,7	195,4
Growth in Platinum Producers' Environmental Trust	11,2	7,7
Capital reduction by Northam Platinum Limited	28,7	39,0
Dividends received	47,3	89,7
Net cash used in investing activities	(7 096,4)	(5 196,3)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		
Proceeds from the issue of share capital	-+	0,1
Increase in share premium	42,3	74,8
Raised from current interest bearing borrowings	7 168,1	-
Dividends paid	(2 731,6)	(5 362,9)
Net cash from/(used in) financing activities	4 478,8	(5 288,0)

Net decrease in cash and cash equivalents	(1 010,6)	(4 206,4)
Cash and cash equivalents at beginning of year	1 580,0	5 786,4
Cash and cash equivalents at end of year	569,4	1 580,0
MOVEMENT IN NET DEBT		
Net cash at beginning of year	1 443,6	5 786,4
Net cash from operating activities	1 607,0	6 277,9
Net cash used in investing activities	(7 096,4)	(5 196,3)
Other	(2 877,2)	(5 424,4)
Net (debt)/cash at end of year	(6 923,0)	1 443,6
Made up as follows:		
Cash and cash equivalents	569,4	1 580,0
Interest bearing borrowings	(7 168,1)	-
Obligations due under finance leases	(324,3)	(136,4)
	(6 923,0)	1 443,6

+ Less than R50 000.

Notes (audited)

1. The preliminary report is prepared on the historical cost basis, except for certain financial instruments that are fairly valued, using accounting polices that comply with International Financial Reporting Standards issued by the International Accounting Standards Board, South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and the JSE Securities Exchange, South Africa Listings Requirements. Except for the change in accounting policy described below, the policies are consistent with those applied in the financial statements for the year ended 31 December 2002.

2. Change in accounting policy

The Group is increasingly entering into agreements to purchase significant quantities of concentrate from joint venture partners. When such material is on hand at the end of a reporting period, it is recognized as inventory on the Group's balance sheet. To ensure that the accounting treatment of 'purchased' and 'produced' concentrate is congruent, the Group has changed its accounting policy to recognize its own production of metals in concentrate within inventory. This change in accounting policy results in improved matching of costs with revenue.

The change in accounting policy resulted in a net credit to accumulated profits at 1 January 2002 of R215,4 million, after tax of R106,7 million.

Opening retained earnings, inventory and taxation have been restated, but no restatement of earnings for the year ended 31 December 2002 was carried out as the change in accounting policy is not material to those results.

	Gross Rm	Taxation Rm	Net Rm
Effect of the change in accounting policy with respect to recognizing purchased and produced concentrate inventory:			
Opening retained earnings 2002	322,1	(106,7)	215,4
Earnings for the year ended 31 December 2003	110,9	(33,3)	77,6

	Audited Year ended 31 December 2003 Rm	Audited Year ended 31 December 2002 Rm
3. Directors' emoluments		
Fees, salaries, benefits, bonuses and other	33,5	22,0
Profit or share options exercised	16,8	52,5
	50,3	74,5
4. Amortization and depreciation of property, plant and equipment		
Amortization of mining and process property, plant and equipment consists of the following categories:		
Operating assets	1 146,6	763,8
Mining	941,8	648,3
Smelting	127,0	57,2
Treatment and refining	77,8	58,3
Amortization included in other costs	38,2	-
Depreciation - non-mining assets	41,8	33,4
	1 226,6	797,2

Notes (audited) (continued)

R millions	Audited Year ended/ as at 31 December 2003	Audited Year ended/ as at 31 December 2002
5. Other net expenditure		
Other net (expenditure)/income consists of the following principal categories:		
Realized and unrealized foreign exchange losses	(417,2)	(879,1)
Restructuring costs++	(111,4)	-
Profit on commodity contracts	157,3	-
Profit on disposal of mineral rights	64,6	98,0
Other	37,4	26,4
	(269,3)	(754,7)

++Restructuring costs mainly relate to costs incurred as a result of the slowdown of expansion projects.

6. Net interest (paid)/received

Net interest (paid)/received consists of the following principal categories:

Interest expensed	(286,9)	(35,4)
Interest paid	(487,4)	(35,4)
Less: Capitalized	200,5	-
Time value of money adjustment to environmental obligations	(68,3)	(13,4)
Decommissioning	(62,9)	(10,7)
Restoration	(5,4)	(2,7)
Interest received	106,7	195,4
Growth in Platinum Producers' Environmental Trust	11,2	7,7
Dividends received	0,4	1,4
	(236,9)	155,7

7. Investment in associates

Listed - Ordinary shares (Market value: R515,8 million (2002: R972,8 million))	240,6	259,3
Unlisted (Directors' valuation: R243,4 million (2002: R298,3 million))	243,4	298,3
Ordinary shares	159,8	201,6
Redeemable preference shares	83,6	96,7
	484,0	557,6

	2003 Facility	2003 Utilized	2002 Utilized
8. Interest bearing borrowings			
The Group has the following available and utilized borrowing facilities:			
Bank overdrafts:	10 173,6	7 168,1	-

At the end of 2002, the Group had borrowing facilities of R2 735 million available, none of which had been utilized.

The weighted average borrowing rate at 31 December 2003 was 8,6925%.

Borrowing powers

The borrowing powers in terms of the Articles of Association of the Company and its subsidiaries are unlimited.

	Audited as at 31 December 2003	Audited as at 31 December 2002
9. Other financial liabilities		
Fair value of forward foreign exchange contracts§	90,4	36,3
Fair value of forward metal contracts designated as cash flow hedges #	245,8	-
	336,2	36,3

§ Forward foreign exchange contracts (FEC's):

The fair value of FEC's represents the movement between contracted rates and year-end forward rates. These movements are recognized in the income statement.

Forward metal contracts:

Changes in the value of forward metal contracts caused by movements in forward prices since inception of the contracts are recognized in the unrealized hedging deficit. The net amount of R164,0 million charged to the unrealized hedging deficit is made up of R234,3 million less deferred taxation of R70,3 million. Changes in the value caused by translating the value of the forward contracts to rand are recognized in the income statement. This amounts to a charge of R11,5 million less taxation of R3,5 million.

At 31 December 2003 the Group held forward contracts to fix the US$ price of future sales relating to a nickel supply agreement. The objective is to hedge the Group against variability in future cash flows. The terms of the forward contracts are to sell 11 088 tons of nickel at US$ 12 540 per ton. The forward metal contracts are valued using forward metal prices that match the contractual maturity dates.

10. Commitments

Mining and process property, plant and equipment		
Contracted for	1 800,0	2 094,3
Not yet contracted for	11 943,4	14 850,6
Authorized by the directors	13 743,4	16 944,9
Allocated for:		
Expansion of capacity	7 424,8	13 913,9
- within one year	2 844,3	5 013,9
- thereafter	4 580,5	8 900,0
Maintenance of capacity	6 318,6	3 031,0
- within one year	3 457,9	1 570,1
- thereafter	2 860,7	1 460,9
Other		
Operating lease rentals - buildings	711,5	177,7
- within one year	35,6	25,1
- within two to five years	160,5	64,5
- thereafter	515,4	88,1
Information Technology Service Providers	126,6	139,4
- within one year	33,4	42,9
- thereafter	93,2	96,5

These commitments will be funded from cash resources, future operating cash flows, borrowings and any other funding strategies embarked on by the Group.

11. Contingent liabilities

Letters of comfort have been issued to financial institutions to cover certain banking facilities. There are no encumbrances of Group assets, other than the houses held under finance leases by the Group.

The Group provided guarantees in favour of Changing Tides 166 (Proprietary) Limited, a wholly owned subsidiary of Group Five. The guarantee provides security for lease payments to Group Five by the Anglo Platinum Housing Trust (APHT). The probability of any obligation arising under this guarantee is considered remote.

The Group provided a guarantee in favour of Nedcor Limited (Nedcor) for financing provided by Nedcor to Salene Mining (Proprietary) Limited (Salene). The Group provided the guarantee to enable Salene to put mining infrastructure in place. The guarantee is valid until 1 July 2006 or earlier, on repayment by Salene of the loan. Salene will sell all ore production from the mine to the Group. The facility granted by Nedcor to Salene is for a maximum amount of R120 million. In the event that Nedcor calls up the guarantee, the Group holds bonds over sufficient assets of Salene to make good any obligations that may be incurred.

It is unlikely that the Group will incur obligations under this guarantee.

As a result of the slowdown of capital projects, contracts with suppliers are being renegotiated. As a part of the negotiations certain cancellation costs may result. The amount of this will only be known and recognised during the course of 2004.

Aquarius Platinum (South Africa) (Proprietary) Limited holds a put option to put their interest in the pooling and sharing arrangement to the Group in the case of termination of that relationship. The probability of the option being exercised is considered remote. The amount of such an obligation is dependent on a discounted cash flow valuation at that point in time.

12. Comparative figures

Comparatives figures have been restated in accordance with the change in accounting policy.

Corporate Governance

The Board is of the view that the Company and its subsidiaries are fully compliant with the recommendations as set out in the Code of Corporate Practices and Conduct contained in King 2.

Report of the Independent Auditors

To the members of

Anglo American Platinum Corporation Limited

The summarized financial statements of Anglo American Platinum Corporation Limited and its subsidiaries set out above have been derived from the annual financial statements of the Group for the year ended 31 December 2003. We have audited the annual financial statements in accordance with statements of South African Auditing Standards. In our report dated 13 February 2004, we expressed an unqualified opinion on the financial statements from which the summarized annual financial statements were derived.

Audit opinion

In our opinion, the accompanying summarized financial statements are consistent, in all material respects, with the annual financial statements from which they were derived.

For a better understanding of the scope of our audit and the Group's financial position, the results of its operations and cash flows for the year, the summarized financial statements should be read in conjunction with our audit report and the annual financial statements from which the summarized financial statements were derived.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

13 February 2004

COMMENTARY

1. SAFETY

Anglo Platinum's continuous focus on safety programmes resulted in a significant improvement in the lost-time injury frequency rate per 200 000 hours worked ("LTIFR") for the period under review. The LTIFR was 0,7 for 2003 compared with 1,2 for 2002. Notwithstanding the overall improvement in safety, The board reports with deep regret that 24 employees died at managed operations as a result of work related accidents, and extends its deepest condolences to the families, friends and colleagues of the deceased. The Group is wholly committed, as a matter of the highest priority, to ongoing education and improvements in safety and to eliminating fatalities at work. It is management's firm belief that continued focus on the Behaviour-Based Safety process will deliver the mindset change required to reduce the number of injuries and fatal accidents in 2004.

2. RESULTS SUMMARY

Total platinum received at the smelters, including platinum purchased from joint venture partners, increased by 8,0%, and was equivalent to refined platinum production of 2,36 million ounces at standard processing recoveries. 53 000 of these ounces were permanently absorbed into the production pipeline because of higher volumes and the new Polokwane Smelter. Refined platinum output amounted to 2,31 million ounces, slightly ahead of the target announced in July 2003.

The temporary increase in pipeline stock levels reported with the interim results was successfully processed by the end of 2003, resulting in a significant increase in production and sales volumes in the second half of the year.

The average rand / US dollar exchange rate achieved on sales for 2003 was 28,2% lower than for 2002. Had the average rand / US dollar exchange rate been the same as that for 2002, gross sales revenue would have been R5,72 billion higher than the R16,51 billion recorded. Cost of sales rose to R12,19 billion, mainly because of increased production from ramp up operations and inflationary cost pressures. Headline earnings declined by 62,8% to R2,09 billion. Headline earnings per share decreased by 63,0% to 972 cents per share. Dividend cover has been maintained at 1,5 in line with last year, and accordingly a final dividend of 270 cents per share has been declared. This brings the total dividend declared for 2003 to 640 cents per share.

3. OPERATIONS

Mining operations

Total platinum ounces delivered to the smelters increased by 8,0% in 2003, with the Rustenburg UG2 project, Modikwa, Bafokeng-Rasimone, Potgietersrust and Union Section all producing more ounces than in 2002.

The increasing shift to UG2 mining resulted in a lower head grade and associated lower concentrating recovery. This led to a 3,8% decrease in the ratio of platinum ounces produced to tons milled in 2003, with its concomitant impact on cost per platinum ounce produced.

Mining costs

The cash on-mine costs per ton milled at steady state operations increased by 8,6%, primarily because of the 9,5% annual wage increase negotiated in 2002, the cost to equalise retirement fund contribution rates across the Group and above-inflation increases in steel costs. In addition, the Group raised the level of expenditure in key areas such as safety, training and health. As a result of the lower grade and recovery arising from increased UG2 production, the cash cost per equivalent refined platinum ounce at steady state operations increased by 12,0 %.

Cash on-mine costs at ramp-up operations increased owing to higher production. Unit costs at these operations were relatively high as they continue to ramp up to steady state production.

Process operations

The key feature of the performance of the process operations in 2003 is the significant increase in smelting capacity that has been put in place with the commissioning of the Polokwane Smelter, the Anglo Platinum Converting Process (ACP) plant and the Slag-cleaning Furnace. The commissioning activity caused a temporary build-up of some 160 000 equivalent refined platinum ounces at the end of June, which were all released by the end of the year. As a result of higher production levels and bringing Polokwane Smelter into operation, metals in the process pipeline increased by some 53 000 equivalent refined platinum ounces.

The base and precious metals refineries performed well throughout 2003.

Process costs

During 2003 the old converters and acid plant were operated in tandem with the new ACP converter to provide dual processing capability during the ramp-up of the new plant. Together with the commissioning of the Polokwane Smelter, this resulted in an increase in cash smelting costs of R269,5 million to R910,1 million.

The old converters and acid plant will be retained on standby until substituted by a standby converter at the ACP plant in 2005, to ensure the availability of converting capacity in the event of downtime at the new ACP converter. The Group's total installed smelting and converting capacity is greater than the mines' short term requirements and consequently unit costs per ton smelted will not reduce significantly until increased concentrate deliveries from the expansion programme result in a more economic alignment of throughput to capacity. Smelting costs are being vigorously reviewed to reduce them in line with actual throughput as far as possible.

Cash treatment and refining costs increased by 5,9%, from R752,0 million to R796.3 million. The cash treatment and refining cost per refined platinum ounce was contained below CPIX, and increased by 3,3% per ounce.

Total operating costs

The cost of sales per refined platinum ounce sold, excluding the sales volume and costs attributable to purchased ounces, increased by 18,3% in 2003. This is due to the combined impact of the factors discussed above - cost increases greater than inflation in respect of labour, steel, safety, health and training; increased volumes at ramp-up operations with high unit costs; lower grade and recovery owing to the ongoing increase in UG2 production; and a large increase in smelting costs attributable to the new capacity commissioned during the year. In addition amortisation of operating assets increased in line with the Group's capital expenditure programme and includes amortisation on new operations brought into use in 2003.

Clearly, increases of this magnitude are not acceptable, particularly with the increased pressure on margins due to the strong rand. Management has initiated a comprehensive review of costs and structures across the Group. The short term target of this exercise, taking into account the effect of wage increases

and contract prices that are already locked in for the first half of 2004, is to achieve a unit cash cost increase in line with CPIX for 2004.

4. FINANCIAL RESULTS

Gross sales revenue decreased by R3,78 billion to R16,51 billion. The decrease was caused primarily by the stronger rand (R5,72 billion), partly offset by an increase in US dollar revenues for metals sold (R1,33 billion) and higher sales volumes (R0,61 billion). The net sales revenue per platinum ounce sold ("basket price") decreased by 19,3%, from R8 690 in 2002 to R7 017 in 2003.

Cost of sales rose by R2,06 billion to R12,19 billion:
Cash mining, smelting and refining costs increased by R1,97 billion to R10,73 billion as explained in the Operations section of the commentary.

Purchases of metal in concentrate increased by R169,7 million to R291,6 million, owing mainly to higher purchases from the Modikwa Joint Venture.

Amortisation of operating assets rose by R382,8 million. Amortization of smelting assets increased by 122,0% or R69,8 million as a result of bringing the Polokwane Smelter and the ACP Converter into use in 2003. Amortization of mining assets increased by R293,5 million owing to higher amortisation of the Modikwa and the Rustenburg UG2 project, which were only in use for part of 2002, and a general increase in amortisation charges across the operations resulting from ongoing capital expenditure.

The value of metals in inventory increased by R584,9 million during 2003 as a result of higher stocks and cost increases.

Other net expenditure in 2003 amounted to R269,3 million compared with R754,7 million in 2002. This primarily reflects lower foreign exchange losses resulting from a lower appreciation of the rand than in the previous period. Profits of R157,3 million realised on commodity contracts were largely offset by costs of R111,4 million incurred as a result of the slow-down of the rate of implementation of the expansion projects.

Net interest paid during the review period amounted to R236,9 million, compared with net interest received of R155,7 million in 2002, as a result of the Group moving into a borrowed position.

Interest paid is net of R200,5 million of interest on borrowings allocated to capital projects under construction.

5. CAPITAL EXPENDITURE

Capital expenditure amounted to R7,42 billion (2002: R5,99 billion). Expenditure to maintain operations increased from R2,14 billion to R3,95 billion owing to increased expenditure on projects to replace production at steady state mines, including the Rustenburg UG2 project. Expansion capital expenditure amounted to R3,27 billion (2002: R3,85 billion) and interest of R0,20 billion was capitalised (2002: nil).

6. FINANCIAL STRUCTURE

During the year ended 31 December 2003, the Group moved from a net cash position of R1,44 billion to a net debt position of R6,92 billion - a net outflow of R8,36 billion. Cash generated by operations amounted to R3,36 billion (2002: R9,62 billion). Payments consisted mainly of capital expenditure totalling R7,42 billion (2002: R5,99 billion), dividends of R2,73 billion (2002: R5,36 billion) and taxation of R1,47 billion (2002: R3,30 billion).

Borrowings at the end of 2003 consist primarily of short term debt facilities. A financing programme has been selected in conjunction with - external financiers and with Anglo Platinum's major shareholder, Anglo American plc. The proposed financing programme includes the raising of R4 billion through a rights issue and a dividend reinvestment election in respect of the final dividend for the 2003 financial year. The R4 billion is to be raised through the issue of convertible perpetual preference shares. All existing shareholders will have the opportunity to participate.

Anglo American plc has agreed to reinvest its portion of the Group's final dividend and to take up its portion of the Group's rights issue.

7. NEW MINERALS LEGISLATION AND EMPOWERMENT OF HISTORICALLY DISADVANTAGED SOUTH AFRICANS

Anglo Platinum continues to work closely with the Department of Minerals and Energy and good progress is being made towards meeting the ownership and attributable production requirements of the Mineral and Petroleum Resources Development Act and Broad Based Economic Empowerment Charter. All of the required mining

licences in respect of "old-order" mineral rights have been granted and the Group is preparing itself to convert these to "new-order" rights in accordance with the requirements of the new Act. Several significant ventures with Historically Disadvantaged South African (HDSA) partners have commenced, and other agreements are being negotiated. Employment equity targets are being vigorously pursued.

Anglo Platinum maintains a positive attitude towards the Minerals and Petroleum Resources Development Act, the Mining Charter and Scorecard. The Group continues to engage Government on the Mineral and Petroleum Royalty Bill.

8. SOCIAL RESPONSIBILITY AND HIV/AIDS

Anglo Platinum continues to invest significantly in social upliftment programmes encompassing home ownership around the Group's operations, local economic development, the provision of healthcare and the economic development of areas providing migrant labour.

The Group acknowledges the need to manage the business impacts of HIV/AIDS and a comprehensive programme is in place to address all aspects of this pandemic. Free antiretroviral treatment for employees was introduced in 2003.

9. PROJECTS

During 2003 a strategy review was conducted in the context of the strong rand, which has a significant impact on operating margins, cash generation and the funding requirements of new projects. The review confirmed Anglo Platinum's confidence in the robustness of current and future demand for platinum , and accordingly Anglo Platinum remains firmly committed to expanding its production base. However, in view of the current strength of the rand and uncertainty as to its movements, the rate of implementation of the expansion projects has been slowed. Production of refined platinum in 2006 is now planned to be 2,9 million ounces, which represents a compound annual production growth rate of 8% from 2003 to 2006.

Significant progress was made with the project programme. The Polokwane Smelter, designed to process concentrate from Eastern Limb operations, was successfully commissioned in March. The slag-cleaning furnace at Rustenburg was commissioned. The ACP converter plant was brought on stream and is ramping up to full production.

Phase 1 of the Western Limb Tailings Project was commissioned ahead of schedule. Agreement was reached with Aquarius Platinum to jointly mine contiguous properties in the Kroondal area with effect from November 2003 and the Bafokeng-Rasimone, Rustenburg UG2 and Modikwa projects have continued to increase production levels.

10. DIVIDEND

The Group is committed to large capital expenditures for several years in order to increase production volumes. During this period cash generated by operations may vary considerably, depending on short-term metal prices and the rand / US dollar exchange rate. The declaration of cash dividends will continue to be considered by the Board in conjunction with an evaluation of current and future funding requirements, and will be adjusted to levels considered appropriate at the time of the declaration. Dividends will be paid out of cash generated from operations.

Accordingly, the Board has declared a final cash dividend of 270 cents per ordinary share, with the option to reinvest the dividend in the company's equity. This brings the total dividend declared for 2003 to 640 cents per ordinary share.

11. PROSPECTS

The Group's refined platinum production is planned to increase to approximately 2,45 million ounces in 2004.

Platinum prices are expected to remain firm due to the fundamental strength of demand for the metal. The market is experiencing historically high prices above $800 per ounce after a strong rally from around $600 per ounce in May 2003. The buoyant price is believed to be related partly to the weakness of the US dollar relative to the major currencies and the SA rand and partly to sustained physical offtake from all sectors, lower than expected production levels, and anticipation of recovering economic growth around the world.

The prices of other PGMs, including palladium and rhodium, appear range bound, although palladium could potentially benefit from investor interest in anticipation of an increase in offtake of the metal by the automobile sector.

Fundamental trends in the base metal markets, particularly nickel, are supportive of higher prices for these metals in 2004.

Production performance at the beginning of 2004 has been encouraging. The planned increase in volumes and the anticipation of good US dollar metal prices are expected to impact positively on results in 2004. Earnings remain sensitive to the strength of the rand against the US dollar and US dollar metal prices. Should these remain at the levels achieved so far in 2004, earnings for 2004 will be higher than they were in 2003.

R Havenstein	B E Davison	Johannesburg
(Chief Executive Officer)	(Chairman)	13 February 2003

Declaration of ordinary dividend (No. 102) and option to elect to reinvest dividend

Notice is hereby given that on Friday, 13 February 2004 the Board of directors of Anglo Platinum has declared a final cash dividend of 270 cents (2002: 900 cents) per ordinary share in respect of the financial year ended 31 December 2003 (the cash dividend).

In addition, the Board has proposed that shareholders be given the option to elect (the reinvestment election) to use the proceeds of the cash dividend to subscribe for new ordinary shares in Anglo Platinum (the subscription shares).

The number of subscription shares to which the shareholders will become entitled, will be determined by the ratio that 270 cents per share multiplied by 1,05 bears to the issue price. The issue price is defined as the weighted average traded price of the ordinary shares of the Company on the JSE Securities Exchange South Africa (JSE) for the five business days ending Thursday, 4 March 2004.

To the extent that shares cannot be subscribed for using the proceeds of the cash dividend, that portion of the cash dividend which is insufficient to subscribe for a whole share or an additional whole share (the cash dividend portion) will be posted to shareholders on the payment date.

The subscription shares will be issued on Tuesday, 23 March 2004, and the adjusted number of shares will be listed on the JSE on that date. Documentation dealing with the subscription shares and election will be posted to shareholders on Monday, 16 February 2004.

Only shareholders recorded in the register on Friday, 19 March 2004, will be entitled to receive the cash dividend or be able to make the reinvestment election.

Salient Dates for South Africa and United Kingdom 2004

Circular incorporating a form of election posted to shareholders	Monday, 16 February
Election period opens at 09:00	Monday, 16 February
Last day to trade to receive cash dividend and to be entitled to the reinvestment election	Friday, 12 March
Ordinary shares trade "ex" dividend	Monday, 15 March
Maximum number of new ordinary shares listed on the JSE in respect of the reinvestment election	Monday, 15 March
Election period closes as 12:00 (see note)	Friday, 19 March
Record date to receive the cash dividend for the reinvestment election	Friday, 19 March
Dividend cheques or, where applicable, share certificates and cheques in respect of the cash dividend portion posted to certified shareholders	Tuesday, 23 March
Safe custody accounts with the Central Securities Depository Participant (CSDP) or broker credited and/or updated	Tuesday, 23 March
Results announcement published on SENS	Tuesday, 23 March
Results announcement published in press	Wednesday, 24 March
Adjusted number of new ordinary shares listed on the JSE on or about	Wednesday, 24 March

No dematerialization or rematerialization of share certificates may take place between Monday, 15 March 2004, and Friday, 19 March 2004, both days inclusive.

Note:

Dematerialized shareholders are required to notify their duly appointed CSDP or broker of their acceptance of the offer in the manner and time stipulated in the agreement governing the relationship between the shareholder and his/her CSDP or broker.

By order of the Board

R A VenterJohannesburg

Company Secretary13 February 2004

Annual General Meeting

The Annual General Meeting of members of Anglo American Platinum Corporation Limited will be held on the 18th Floor, 55 Marshall Street, Johannesburg, on Tuesday, 16 March 2004.

supplementary information

Consolidated Statistics (unaudited)

Total operations		Year ended 31 December 2003	Year ended 31 December 2002	% change
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	696	544	27,9
Palladium	(US$/oz)	198	329	(39,8)
Rhodium	(US$/oz)	527	831	(36,6)
Nickel	(US$/lb)	4,07	3,03	34,3
Net sales revenue per Pt ounce sold	(US$)	948	843	12,5
Platinum	(R/oz)	5 140	5 567	(7,7)
Palladium	(R/oz)	1 459	3 403	(57,1)
Rhodium	(R/oz)	3 967	8 683	(54,3)
Nickel	(R/lb)	30,76	31,92	(3,6)
Net sales revenue per Pt ounce sold	(R)	7 017	8 690	(19,3)
Average exchange rate achieved on sales	(R: $)	7,4055	10,3101	(28,2)
Exchange rate at end of year	(R: $)	6,6679	8,5775	(22,3)
Financial statistics and ratios				
Gross profit margin	(%)	23,7	46,5	(49,0)
Earnings before interest, taxation, depreciation and amortization (EBITDA)	(R millions)	4 578,5	9 376,1	(51,2)
Operating profit to average operating assets	(%)	20,2	68,5	(70,5)
Return on average shareholders' equity	(%)	16,3	44,3	(63,2)
Return on capital employed	(%)	10,5	43,1	(75,6)
Interest cover - EBITDA		9,6	264,6	(96,4)
Net debt to total capital employed	(%)	34,9	(11,8)	(395,8)

Interest-bearing debt to shareholders' equity	(%)	60,3	-	100,0
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section Steady State		1 130,0	2 794,2	(59,6)
Union Section		413,7	1 059,3	(60,9)
Amandelbult Section		2 106,7	3 886,2	(45,8)
Potgietersrust Platinums		509,9	926,1	(44,9)
Lebowa Platinum Mines		163,4	450,1	(63,7)
Steady state operating contribution		4 323,7	9 115,9	(52,6)
Bafokeng-Rasimone Platinum Mine		120,3	433,9	(72,3)
Rustenburg UG2 Project		66,4	451,4	(85,3)
Modikwa Platinum Mine		3,2	12,9	(75,2)
Consolidated operating contribution - all operations		4 513,6	10 014,1	(54,9)
Other costs		603,7	591,3	2,1
Gross profit on metal sales		3 909,9	9 422,8	(58,5)
Refined production from mining operations				
Platinum	(thousands) (oz)	2 264,7	2 238,5	1,2
Palladium	(thousands) (oz)	1 150,6	1 103,1	4,3
Rhodium	(thousands) (oz)	225,2	210,0	7,2
Gold	(thousands) (oz)	114,8	106,7	7,6
Nickel	(thousands) (tons)	21,9	19,4	12,9
Copper	(thousands) (tons)	12,8	10,5	21,9
PGMs	(thousands) (oz)	4 059,0	3 920,6	3,5

Refined production from purchased metals in concentrate					
Platinum	(thousands)	(oz)	43,1	12,6	242,1
Palladium	(thousands)	(oz)	40,3	12,2	230,3
Rhodium	(thousands)	(oz)	7,3	1,7	329,4
Gold	(thousands)	(oz)	1,3	0,4	225,0
Nickel	(thousands) (tons)		0,2	-	100,0
Copper	(thousands) (tons)		0,1	-	100,0
PGMs	(thousands)	(oz)	102,5	27,0	279,6
Total refined production †					
Platinum	(thousands)	(oz)	2 307,8	2 251,1	2,5
Palladium	(thousands)	(oz)	1 190,9	1 115,3	6,8
Rhodium	(thousands)	(oz)	232,5	211,7	9,8
Gold	(thousands)	(oz)	116,1	107,1	8,4
Nickel	(thousands) (tons)		22,1	19,4	13,9
Copper	(thousands) (tons)		12,9	10,5	22,9
PGMs	(thousands)	(oz)	4 161,5	3 947,6	5,4
PIPELINE CALCULATION					
Equivalent refined platinum production *	(thousands)	(oz)	2 360,5	2 185,5	8,0
Steady state operations	(thousands)	(oz)	1 831,0	1 835,6	(0,3)
Rustenburg Section Steady State	(thousands)	(oz)	571,3	611,5	(6,6)
Union Section	(thousands)	(oz)	318,2	276,7	15,0
Amandelbult Section	(thousands)	(oz)	644,7	677,6	(4,9)
Potgietersrust Platinums	(thousands)	(oz)	191,8	164,7	16,5

Lebowa Platinum Mines	(thousands)	(oz)	105,0	105,1	(0,1)
Ramp-up operations	(thousands)	(oz)	529,5	349,9	51,3
Bafokeng-Rasimone Platinum Mine	(thousands)	(oz)	183,5	161,5	13,6
Rustenburg UG2 Project	(thousands)	(oz)	255,0	161,1	58,3
Modikwa Platinum Mine	(thousands)	(oz)	91,0	27,3	233,3
Refined platinum production †	(thousands)	(oz)	2 307,8	2 251,1	2,5
Mining	(thousands)	(oz)	2 264,7	2 238,5	1,2
Purchase of concentrate	(thousands)	(oz)	43,1	12,6	242,1
Platinum pipeline movement	(thousands)	(oz)	52,7	(65,6)	

† Refined metal produced by the refinery and appointed toll treaters from mined material and purchased concentrate, as well as metals in product sold from the refinery.

* Mines' production and purchases of metal in concentrate converted to equivalent refined production using Anglo Platinum's standard smelting and refining recoveries.

Directors and Company Secretary

EXECUTIVE DIRECTORS:

R Havenstein (Chief Executive Officer), D T G Emmett, R G Mills, R H H Van Kerckhoven (Belgian), A I Wood (British).

NON-EXECUTIVE DIRECTORS:

B E Davison (Chairman), L Boyd, M W King, W A Nairn, A J Trahar, P L Zim.

INDEPENDENT NON-EXECUTIVE DIRECTORS:

T A Wixley (Deputy Chairman), C B Brayshaw, B A Khumalo, T H Nyasulu.

ALTERNATE DIRECTORS:

A H Calver (British), J M Halhead (British), R Pilkington, C B Sheppard, V P Uren.

Company Secretary:

R A Venter.

Registered Office
55 Marshall Street, Johannesburg, 2001
(P.O. Box 62179, Marshalltown, 2107)
Facsimile +27 11 373-5111 Telephone +27 11 373-6111

South African Registrars
Computershare Limited
(Registration No. 1958/003546/06)
70 Marshall Street, Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 836-0792/6145 Telephone +27 11 370-7700

London Secretaries
Anglo American Services (UK) Limited,
20 Carlton House Terrace, London, SW1Y 5AN, England
Facsimile +44 207 698-8755 Telephone +44 207 698-8888

United Kingdom Registrars
Capita IRG plc, The Registry,
34 Beckenham Road, Beckenham, Kent, BR3 4TU, England
Facsimile +44 207 478-7717 Telephone +44 207 478-8241
Internet Address: http://www.angloplatinum.com
E-mail enquiries should be directed to: mmtakati@angloplat.com

ANGLO AMERICAN

News Release

16 February 2004

Anglo American plc ("Anglo American") notification:
Anglo Platinum annual results 2003

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 12 months to 31 December 2003, attached hereto.

Anglo American Platinum Corporation Limited ("Anglo Platinum")
(Incorporated in the Republic of South Africa)
(Registration number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181
A member of the Anglo American plc group

Results for the year ended 31 december 2003

Equivalent refined platinum production* increases by 8,0%

* Mines' production and purchases of metal in concentrate converted to equivalent refined production using Anglo Platinum's standard smelting and refining recoveries.

- Dividend cover maintained
- Earnings adversely affected by strong rand

Consolidated Income Statement

R millions	Notes	Audited Year ended 31 December 2003	Audited Year ended 31 December 2002	% Change
Gross sales revenue		16 508,6	20 285,7	
Commissions paid		(408,2)	(733,0)	
Net sales revenue		16 100,4	19 552,7	(18)
Cost of sales (Segmental information)		(12 190,5)	(10 129,9)	(20)
Gross profit on metal sales		3 909,9	9 422,8	(59)
Other net expenditure	5	(269,3)	(754,7)	
Market development and promotional expenditure		(257,5)	(266,5)	
Operating profit		3 383,1	8 401,6	(60)
Net interest (paid)/received	6	(236,9)	155,7	
Income from associates		35,0	181,6	
Profit before taxation		3 181,2	8 738,9	(64)
Taxation		(1 089,3)	(2 998,9)	64
Net profit		2 091,9	5 740,0	(64)
Headline earnings		2 091,7	5 630,4	(63)
Number of ordinary shares in issue (millions)		215,4	214,9	
Weighted average number of ordinary shares in issue (millions)		215,1	214,5	

Earnings per share (cents)			
- Basic	972,5	2 676,0	(64)
- Headline	972,4	2 624,9	(63)
- Diluted (basic)	971,2	2 671,0	(64)
- Diluted (headline)	971,1	2 620,0	(63)
Dividends per share (cents)	640	1 800	(64)
- Interim	370	900	
- Final	270†	900	
Dividend cover (headline earnings)	1,5	1,5	
Reconciliation between basic and headline earnings			
Net profit	2 091,9	5 740,0	
Adjustments:			
Profit on disposal of mineral rights	(64,6)	(98,0)	
Goodwill amortization	13,1	-	
Negative goodwill amortization	(11,6)	(11,6)	
Scrapping of property, plant and equipment	62,9	-	
Carrying amount	89,8	-	
Deferred taxation effect	(26,9)	-	
Headline earnings	2 091,7	5 630,4	

† Proposed ordinary dividend.

Segmental Information± (audited)

R millions	Mined	Purchased metals in concentrate	Total
For the year ended 2003			
GROSS SALES REVENUE	16 161,3	347,3	16 508,6
Commissions paid	(399,2)	(9,0)	(408,2)
NET SALES REVENUE	15 762,1	338,3	16 100,4
COST OF SALES	(11 923,1)	(267,4)	(12 190,5)
On-mine	(9 968,9)	-	(9 968,9)
Cash operating costs	(9 027,1)	-	(9 027,1)
Amortization	(941,8)	-	(941,8)
Purchase of metals in concentrate	-	(291,6)	(291,6)
Smelting	(1 015,9)	(21,2)	(1 037,1)
Cash operating costs	(891,5)	(18,6)	(910,1)
Amortization	(124,4)	(2,6)	(127,0)
Treatment and refining	(857,2)	(16,9)	(874,1)
Cash operating costs	(781,1)	(15,2)	(796,3)
Amortization	(76,1)	(1,7)	(77,8)
Increase in metal inventories	511,0	73,9	584,9
Other costs	(592,1)	(11,6)	(603,7)
GROSS PROFIT ON METAL SALES	3 839,0	70,9	3 909,9
Gross profit margin (%)	23,8	20,4	23,7
Cost of sales per Pt ounce sold (Rand)	5 305	5 735	5 313
For the year ended 2002			
GROSS SALES REVENUE	20 194,4	91,3	20 285,7
Commissions paid	(723,3)	(9,7)	(733,0)
NET SALES REVENUE	19 471,1	81,6	19 552,7
COST OF SALES	(10 049,2)	(80,7)	(10 129,9)
On-mine	(8 017,7)	-	(8 017,7)
Cash operating costs	(7 369,4)	-	(7 369,4)

Amortization	(648,3)	-	(648,3)
Purchase of metals in concentrate	-	(121,9)	(121,9)
Smelting	(690,0)	(7,8)	(697,8)
Cash operating costs	(633,6)	(7,0)	(640,6)
Amortization	(56,4)	(0,8)	(57,2)
Treatment and refining	(808,3)	(2,0)	(810,3)
Cash operating costs	(750,2)	(1,8)	(752,0)
Amortization	(58,1)	(0,2)	(58,3)
Increase in metal inventories	55,4	53,7	109,1
Other costs	(588,6)	(2,7)	(591,3)
GROSS PROFIT ON METAL SALES	9 421,9	0,9	9 422,8
Gross profit margin (%)	46,7	1,0	46,5
Cost of sales per Pt ounce sold (Rand)	4 485	8 495	4 502

± The Group produces PGMs primarily in South Africa. The risks and rewards associated with the individual operations are not sufficiently dissimilar to warrant identification of seperate geographical segments. Therefore, only business segments are reported.

Group Statement of Changes in Equity (audited)

R millions	Share capital	Share premium	Unrealized hedging deficit	Accumulated profits	Total
Balance as at 31 December 2001 - previously reported	21,4	1 203,6	-	11 296,6	12 521,6
Change in accounting policy with respect to recognizing metals in concentrate as inventory on the balance sheet (Note 2)				215,4	215,4
Gross				322,1	322,1
Taxation				(106,7)	(106,7)
Balance as at 31 December 2001 - restated	21,4	1 203,6	-	11 512,0	12 737,0
Net profit				5 740,0	5 740,0
Dividends paid in cash				(5 362,9)	(5 362,9)
Share capital issued	0,1	74,8			74,9
Repurchase of ordinary shares	-	(524,4)		519,5	(4,9)

Cost of shares sold by wholly owned subsidiary to Company	0,2			491,8	492,0
Unrealized after-tax Group profit on disposal of Company shares				27,7	27,7
Shares repurchased by Company from wholly owned subsidiary (cancelled)	(0,2)	(524,4)			(524,6)
Balance as at 31 December 2002	21,5	754,0	-	12 408,6	13 184,1
After-tax changes in forward metal prices (Note 9)			(164,0)		(164,0)
Net profit				2 091,9	2 091,9
Dividends paid in cash				(2 731,6)	(2 731,6)
Share capital issued	-+	42,3			42,3
Balance as at 31 December 2003	21,5	796,3	(164,0)	11 768,9	12 422,7

+ Less than R50 000.

Consolidated Balance Sheet

R millions	Notes	Audited as at 31 December 2003	Audited as at 31 December 2002
ASSETS			
Non-current assets		22 493,9	16 192,3
Property, plant and equipment		14 550,8	10 503,1
Capital work-in-progress		7 249,2	4 941,5
Platinum Producers' Environmental Trust		113,4	89,3
Investment in associates	7	484,0	557,6
Non-current accounts receivable		96,5	100,8
Current assets		5 295,7	5 017,6
Inventories	2	2 439,6	1 819,9
Accounts receivable		2 286,7	1 617,7
Cash and cash equivalents		569,4	1 580,0
Total assets		27 789,6	21 209,9
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		21,5	21,5
Share premium		796,3	754,0
Unrealized hedging deficit		(164,0)	-
Accumulated profits before proposed ordinary dividend and related secondary tax on companies (STC)		11 768,9	12 408,6
Accumulated profits after proposed ordinary dividend and related STC		11 114,6	10 232,7
Proposed ordinary dividend		581,6	1 934,1
STC in respect of proposed ordinary dividend		72,7	241,8
Shareholders' equity		12 422,7	13 184,1
Non-current liabilities		5 560,8	4 687,5
Deferred taxation		4 438,9	3 870,0
Environmental obligations		308,7	192,8
Employees' service benefit obligations		488,9	488,3
Obligations due under finance leases		324,3	136,4
Current liabilities		9 806,1	3 338,3
Interest bearing borrowings	8	7 168,1	-
Accounts payable		1 903,4	1 857,4

Other financial liabilities	9	336,2	36,3
Taxation		398,4	1 444,6
Total equity and liabilities		27 789,6	21 209,9

Consolidated Cash Flow Statement

R millions	Audited Year ended 31 December 2003	Audited Year ended 31 December 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	15 476,5	20 004,9
Cash paid to suppliers and employees	(12 117,2)	(10 387,5)
Cash from operations	3 359,3	9 617,4
Interest paid	(277,4)	(35,4)
Taxation paid	(1 474,9)	(3 304,1)
Net cash from operating activities	1 607,0	6 277,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(7 423,6)	(5 994,1)
To maintain operations	(3 952,7)	(2 140,9)
To expand operations	(3 270,4)	(3 853,2)
Interest capitalized	(200,5)	-
Proceeds from sale of plant, equipment and mineral rights	134,8	778,4
Investment in associates	(1,5)	(312,4)
Interest received	106,7	195,4
Growth in Platinum Producers' Environmental Trust	11,2	7,7
Capital reduction by Northam Platinum Limited	28,7	39,0
Dividends received	47,3	89,7
Net cash used in investing activities	(7 096,4)	(5 196,3)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		
Proceeds from the issue of share capital	-+	0,1
Increase in share premium	42,3	74,8
Raised from current interest bearing borrowings	7 168,1	-
Dividends paid	(2 731,6)	(5 362,9)
Net cash from/(used in) financing activities	4 478,8	(5 288,0)

Net decrease in cash and cash equivalents	(1 010,6)	(4 206,4)
Cash and cash equivalents at beginning of year	1 580,0	5 786,4
Cash and cash equivalents at end of year	569,4	1 580,0
MOVEMENT IN NET DEBT		
Net cash at beginning of year	1 443,6	5 786,4
Net cash from operating activities	1 607,0	6 277,9
Net cash used in investing activities	(7 096,4)	(5 196,3)
Other	(2 877,2)	(5 424,4)
Net (debt)/cash at end of year	(6 923,0)	1 443,6
Made up as follows:		
Cash and cash equivalents	569,4	1 580,0
Interest bearing borrowings	(7 168,1)	-
Obligations due under finance leases	(324,3)	(136,4)
	(6 923,0)	1 443,6

+ Less than R50 000.

Notes (audited)

1. The preliminary report is prepared on the historical cost basis, except for certain financial instruments that are fairly valued, using accounting polices that comply with International Financial Reporting Standards issued by the International Accounting Standards Board, South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and the JSE Securities Exchange, South Africa Listings Requirements. Except for the change in accounting policy described below, the policies are consistent with those applied in the financial statements for the year ended 31 December 2002.

2. Change in accounting policy

The Group is increasingly entering into agreements to purchase significant quantities of concentrate from joint venture partners. When such material is on hand at the end of a reporting period, it is recognized as inventory on the Group's balance sheet. To ensure that the accounting treatment of 'purchased' and 'produced' concentrate is congruent, the Group has changed its accounting policy to recognize its own production of metals in concentrate within inventory. This change in accounting policy results in improved matching of costs with revenue.

The change in accounting policy resulted in a net credit to accumulated profits at 1 January 2002 of R215,4 million, after tax of R106,7 million.

Opening retained earnings, inventory and taxation have been restated, but no restatement of earnings for the year ended 31 December 2002 was carried out as the change in accounting policy is not material to those results.

	Gross Rm	Taxation Rm	Net Rm
Effect of the change in accounting policy with respect to recognizing purchased and produced concentrate inventory:			
Opening retained earnings 2002	322,1	(106,7)	215,4
Earnings for the year ended 31 December 2003	110,9	(33,3)	77,6

	Audited Year ended 31 December 2003 Rm	Audited Year ended 31 December 2002 Rm
3. Directors' emoluments		
Fees, salaries, benefits, bonuses and other	33,5	22,0
Profit or share options exercised	16,8	52,5
	50,3	74,5
4. Amortization and depreciation of property, plant and equipment		
Amortization of mining and process property, plant and equipment consists of the following categories:		
Operating assets	1 146,6	763,8
Mining	941,8	648,3
Smelting	127,0	57,2
Treatment and refining	77,8	58,3
Amortization included in other costs	38,2	-
Depreciation - non-mining assets	41,8	33,4
	1 226,6	797,2

Notes (audited) (continued)

R millions	Audited Year ended/ as at 31 December 2003	Audited Year ended/ as at 31 December 2002
5. Other net expenditure		
Other net (expenditure)/income consists of the following principal categories:		
Realized and unrealized foreign exchange losses	(417,2)	(879,1)
Restructuring costs++	(111,4)	-
Profit on commodity contracts	157,3	-
Profit on disposal of mineral rights	64,6	98,0
Other	37,4	26,4
	(269,3)	(754,7)

++Restructuring costs mainly relate to costs incurred as a result of the slowdown of expansion projects.

6. Net interest (paid)/received

Net interest (paid)/received consists of the following principal categories:

Interest expensed	(286,9)	(35,4)
Interest paid	(487,4)	(35,4)
Less: Capitalized	200,5	-
Time value of money adjustment to environmental obligations	(68,3)	(13,4)
Decommissioning	(62,9)	(10,7)
Restoration	(5,4)	(2,7)
Interest received	106,7	195,4
Growth in Platinum Producers' Environmental Trust	11,2	7,7
Dividends received	0,4	1,4
	(236,9)	155,7

7. Investment in associates

Listed - Ordinary shares (Market value: R515,8 million (2002: R972,8 million))	240,6	259,3
Unlisted (Directors' valuation: R243,4 million (2002: R298,3 million))	243,4	298,3
Ordinary shares	159,8	201,6
Redeemable preference shares	83,6	96,7
	484,0	557,6

	2003 Facility	2003 Utilized	2002 Utilized
8. Interest bearing borrowings			
The Group has the following available and utilized borrowing facilities:			
Bank overdrafts:	10 173,6	7 168,1	-

At the end of 2002, the Group had borrowing facilities of R2 735 million available, none of which had been utilized.

The weighted average borrowing rate at 31 December 2003 was 8,6925%.

Borrowing powers

The borrowing powers in terms of the Articles of Association of the Company and its subsidiaries are unlimited.

	Audited as at 31 December 2003	Audited as at 31 December 2002
9. Other financial liabilities		
Fair value of forward foreign exchange contracts§	90,4	36,3
Fair value of forward metal contracts designated as cash flow hedges #	245,8	-
	336,2	36,3

§ Forward foreign exchange contracts (FEC's):

The fair value of FEC's represents the movement between contracted rates and year-end forward rates. These movements are recognized in the income statement.

Forward metal contracts:

Changes in the value of forward metal contracts caused by movements in forward prices since inception of the contracts are recognized in the unrealized hedging deficit. The net amount of R164,0 million charged to the unrealized hedging deficit is made up of R234,3 million less deferred taxation of R70,3 million. Changes in the value caused by translating the value of the forward contracts to rand are recognized in the income statement. This amounts to a charge of R11,5 million less taxation of R3,5 million.

At 31 December 2003 the Group held forward contracts to fix the US$ price of future sales relating to a nickel supply agreement. The objective is to hedge the Group against variability in future cash flows. The terms of the forward contracts are to sell 11 088 tons of nickel at US$ 12 540 per ton. The forward metal contracts are valued using forward metal prices that match the contractual maturity dates.

10. Commitments

Mining and process property, plant and equipment		
Contracted for	1 800,0	2 094,3
Not yet contracted for	11 943,4	14 850,6
Authorized by the directors	13 743,4	16 944,9
Allocated for:		
Expansion of capacity	7 424,8	13 913,9
- within one year	2 844,3	5 013,9
- thereafter	4 580,5	8 900,0
Maintenance of capacity	6 318,6	3 031,0
- within one year	3 457,9	1 570,1
- thereafter	2 860,7	1 460,9
Other		
Operating lease rentals - buildings	711,5	177,7
- within one year	35,6	25,1
- within two to five years	160,5	64,5
- thereafter	515,4	88,1
Information Technology Service Providers	126,6	139,4
- within one year	33,4	42,9
- thereafter	93,2	96,5

These commitments will be funded from cash resources, future operating cash flows, borrowings and any other funding strategies embarked on by the Group.

11. Contingent liabilities

Letters of comfort have been issued to financial institutions to cover certain banking facilities. There are no encumbrances of Group assets, other than the houses held under finance leases by the Group.

The Group provided guarantees in favour of Changing Tides 166 (Proprietary) Limited, a wholly owned subsidiary of Group Five. The guarantee provides security for lease payments to Group Five by the Anglo Platinum Housing Trust (APHT). The probability of any obligation arising under this guarantee is considered remote.

The Group provided a guarantee in favour of Nedcor Limited (Nedcor) for financing provided by Nedcor to Salene Mining (Proprietary) Limited (Salene). The Group provided the guarantee to enable Salene to put mining infrastructure in place. The guarantee is valid until 1 July 2006 or earlier, on repayment by Salene of the loan. Salene will sell all ore production from the mine to the Group. The facility granted by Nedcor to Salene is for a maximum amount of R120 million. In the event that Nedcor calls up the guarantee, the Group holds bonds over sufficient assets of Salene to make good any obligations that may be incurred.

It is unlikely that the Group will incur obligations under this guarantee.

As a result of the slowdown of capital projects, contracts with suppliers are being renegotiated. As a part of the negotiations certain cancellation costs may result. The amount of this will only be known and recognised during the course of 2004.

Aquarius Platinum (South Africa) (Proprietary) Limited holds a put option to put their interest in the pooling and sharing arrangement to the Group in the case of termination of that relationship. The probability of the option being exercised is considered remote. The amount of such an obligation is dependent on a discounted cash flow valuation at that point in time.

12. Comparative figures

Comparatives figures have been restated in accordance with the change in accounting policy.

Corporate Governance

The Board is of the view that the Company and its subsidiaries are fully compliant with the recommendations as set out in the Code of Corporate Practices and Conduct contained in King 2.

Report of the Independent Auditors

To the members of

Anglo American Platinum Corporation Limited

The summarized financial statements of Anglo American Platinum Corporation Limited and its subsidiaries set out above have been derived from the annual financial statements of the Group for the year ended 31 December 2003. We have audited the annual financial statements in accordance with statements of South African Auditing Standards. In our report dated 13 February 2004, we expressed an unqualified opinion on the financial statements from which the summarized annual financial statements were derived.

Audit opinion

In our opinion, the accompanying summarized financial statements are consistent, in all material respects, with the annual financial statements from which they were derived.

For a better understanding of the scope of our audit and the Group's financial position, the results of its operations and cash flows for the year, the summarized financial statements should be read in conjunction with our audit report and the annual financial statements from which the summarized financial statements were derived.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

13 February 2004

COMMENTARY

1. SAFETY

Anglo Platinum's continuous focus on safety programmes resulted in a significant improvement in the lost-time injury frequency rate per 200 000 hours worked ("LTIFR") for the period under review. The LTIFR was 0,7 for 2003 compared with 1,2 for 2002. Notwithstanding the overall improvement in safety, The board reports with deep regret that 24 employees died at managed operations as a result of work related accidents, and extends its deepest condolences to the families, friends and colleagues of the deceased. The Group is wholly committed, as a matter of the highest priority, to ongoing education and improvements in safety and to eliminating fatalities at work. It is management's firm belief that continued focus on the Behaviour-Based Safety process will deliver the mindset change required to reduce the number of injuries and fatal accidents in 2004.

2. RESULTS SUMMARY

Total platinum received at the smelters, including platinum purchased from joint venture partners, increased by 8,0%, and was equivalent to refined platinum production of 2,36 million ounces at standard processing recoveries. 53 000 of these ounces were permanently absorbed into the production pipeline because of higher volumes and the new Polokwane Smelter. Refined platinum output amounted to 2,31 million ounces, slightly ahead of the target announced in July 2003.

The temporary increase in pipeline stock levels reported with the interim results was successfully processed by the end of 2003, resulting in a significant increase in production and sales volumes in the second half of the year.

The average rand / US dollar exchange rate achieved on sales for 2003 was 28,2% lower than for 2002. Had the average rand / US dollar exchange rate been the same as that for 2002, gross sales revenue would have been R5,72 billion higher than the R16,51 billion recorded. Cost of sales rose to R12,19 billion, mainly because of increased production from ramp up operations and inflationary cost pressures. Headline earnings declined by 62,8% to R2,09 billion. Headline earnings per share decreased by 63,0% to 972 cents per share. Dividend cover has been maintained at 1,5 in line with last year, and accordingly a final dividend of 270 cents per share has been declared. This brings the total dividend declared for 2003 to 640 cents per share.

3. OPERATIONS

Mining operations

Total platinum ounces delivered to the smelters increased by 8,0% in 2003, with the Rustenburg UG2 project, Modikwa, Bafokeng-Rasimone, Potgietersrust and Union Section all producing more ounces than in 2002.

The increasing shift to UG2 mining resulted in a lower head grade and associated lower concentrating recovery. This led to a 3,8% decrease in the ratio of platinum ounces produced to tons milled in 2003, with its concomitant impact on cost per platinum ounce produced.

Mining costs

The cash on-mine costs per ton milled at steady state operations increased by 8,6%, primarily because of the 9,5% annual wage increase negotiated in 2002, the cost to equalise retirement fund contribution rates across the Group and above-inflation increases in steel costs. In addition, the Group raised the level of expenditure in key areas such as safety, training and health. As a result of the lower grade and recovery arising from increased UG2 production, the cash cost per equivalent refined platinum ounce at steady state operations increased by 12,0 %.

Cash on-mine costs at ramp-up operations increased owing to higher production. Unit costs at these operations were relatively high as they continue to ramp up to steady state production.

Process operations

The key feature of the performance of the process operations in 2003 is the significant increase in smelting capacity that has been put in place with the commissioning of the Polokwane Smelter, the Anglo Platinum Converting Process (ACP) plant and the Slag-cleaning Furnace. The commissioning activity caused a temporary build-up of some 160 000 equivalent refined platinum ounces at the end of June, which were all released by the end of the year. As a result of higher production levels and bringing Polokwane Smelter into operation, metals in the process pipeline increased by some 53 000 equivalent refined platinum ounces.

The base and precious metals refineries performed well throughout 2003.

Process costs

During 2003 the old converters and acid plant were operated in tandem with the new ACP converter to provide dual processing capability during the ramp-up of the new plant. Together with the commissioning of the Polokwane Smelter, this resulted in an increase in cash smelting costs of R269,5 million to R910,1 million.

The old converters and acid plant will be retained on standby until substituted by a standby converter at the ACP plant in 2005, to ensure the availability of converting capacity in the event of downtime at the new ACP converter. The Group's total installed smelting and converting capacity is greater than the mines' short term requirements and consequently unit costs per ton smelted will not reduce significantly until increased concentrate deliveries from the expansion programme result in a more economic alignment of throughput to capacity. Smelting costs are being vigorously reviewed to reduce them in line with actual throughput as far as possible.

Cash treatment and refining costs increased by 5,9%, from R752,0 million to R796.3 million. The cash treatment and refining cost per refined platinum ounce was contained below CPIX, and increased by 3,3% per ounce.

Total operating costs

The cost of sales per refined platinum ounce sold, excluding the sales volume and costs attributable to purchased ounces, increased by 18,3% in 2003. This is due to the combined impact of the factors discussed above - cost increases greater than inflation in respect of labour, steel, safety, health and training; increased volumes at ramp-up operations with high unit costs; lower grade and recovery owing to the ongoing increase in UG2 production; and a large increase in smelting costs attributable to the new capacity commissioned during the year. In addition amortisation of operating assets increased in line with the Group's capital expenditure programme and includes amortisation on new operations brought into use in 2003.

Clearly, increases of this magnitude are not acceptable, particularly with the increased pressure on margins due to the strong rand. Management has initiated a comprehensive review of costs and structures across the Group. The short term target of this exercise, taking into account the effect of wage increases

and contract prices that are already locked in for the first half of 2004, is to achieve a unit cash cost increase in line with CPIX for 2004.

4. FINANCIAL RESULTS

Gross sales revenue decreased by R3,78 billion to R16,51 billion. The decrease was caused primarily by the stronger rand (R5,72 billion), partly offset by an increase in US dollar revenues for metals sold (R1,33 billion) and higher sales volumes (R0,61 billion). The net sales revenue per platinum ounce sold ("basket price") decreased by 19,3%, from R8 690 in 2002 to R7 017 in 2003.

Cost of sales rose by R2,06 billion to R12,19 billion:
Cash mining, smelting and refining costs increased by R1,97 billion to R10,73 billion as explained in the Operations section of the commentary.

Purchases of metal in concentrate increased by R169,7 million to R291,6 million, owing mainly to higher purchases from the Modikwa Joint Venture.

Amortisation of operating assets rose by R382,8 million. Amortization of smelting assets increased by 122,0% or R69,8 million as a result of bringing the Polokwane Smelter and the ACP Converter into use in 2003. Amortization of mining assets increased by R293,5 million owing to higher amortisation of the Modikwa and the Rustenburg UG2 project, which were only in use for part of 2002, and a general increase in amortisation charges across the operations resulting from ongoing capital expenditure.

The value of metals in inventory increased by R584,9 million during 2003 as a result of higher stocks and cost increases.

Other net expenditure in 2003 amounted to R269,3 million compared with R754,7 million in 2002. This primarily reflects lower foreign exchange losses resulting from a lower appreciation of the rand than in the previous period. Profits of R157,3 million realised on commodity contracts were largely offset by costs of R111,4 million incurred as a result of the slow-down of the rate of implementation of the expansion projects.

Net interest paid during the review period amounted to R236,9 million, compared with net interest received of R155,7 million in 2002, as a result of the Group moving into a borrowed position.

Interest paid is net of R200,5 million of interest on borrowings allocated to capital projects under construction.

5. CAPITAL EXPENDITURE

Capital expenditure amounted to R7,42 billion (2002: R5,99 billion). Expenditure to maintain operations increased from R2,14 billion to R3,95 billion owing to increased expenditure on projects to replace production at steady state mines, including the Rustenburg UG2 project. Expansion capital expenditure amounted to R3,27 billion (2002: R3,85 billion) and interest of R0,20 billion was capitalised (2002: nil).

6. FINANCIAL STRUCTURE

During the year ended 31 December 2003, the Group moved from a net cash position of R1,44 billion to a net debt position of R6,92 billion - a net outflow of R8,36 billion. Cash generated by operations amounted to R3,36 billion (2002: R9,62 billion). Payments consisted mainly of capital expenditure totalling R7,42 billion (2002: R5,99 billion), dividends of R2,73 billion (2002: R5,36 billion) and taxation of R1,47 billion (2002: R3,30 billion).

Borrowings at the end of 2003 consist primarily of short term debt facilities. A financing programme has been selected in conjunction with - external financiers and with Anglo Platinum's major shareholder, Anglo American plc. The proposed financing programme includes the raising of R4 billion through a rights issue and a dividend reinvestment election in respect of the final dividend for the 2003 financial year. The R4 billion is to be raised through the issue of convertible perpetual preference shares. All existing shareholders will have the opportunity to participate.

Anglo American plc has agreed to reinvest its portion of the Group's final dividend and to take up its portion of the Group's rights issue.

7. NEW MINERALS LEGISLATION AND EMPOWERMENT OF HISTORICALLY DISADVANTAGED SOUTH AFRICANS

Anglo Platinum continues to work closely with the Department of Minerals and Energy and good progress is being made towards meeting the ownership and attributable production requirements of the Mineral and Petroleum Resources Development Act and Broad Based Economic Empowerment Charter. All of the required mining

licences in respect of "old-order" mineral rights have been granted and the Group is preparing itself to convert these to "new-order" rights in accordance with the requirements of the new Act. Several significant ventures with Historically Disadvantaged South African (HDSA) partners have commenced, and other agreements are being negotiated. Employment equity targets are being vigorously pursued.

Anglo Platinum maintains a positive attitude towards the Minerals and Petroleum Resources Development Act, the Mining Charter and Scorecard. The Group continues to engage Government on the Mineral and Petroleum Royalty Bill.

8. SOCIAL RESPONSIBILITY AND HIV/AIDS

Anglo Platinum continues to invest significantly in social upliftment programmes encompassing home ownership around the Group's operations, local economic development, the provision of healthcare and the economic development of areas providing migrant labour.

The Group acknowledges the need to manage the business impacts of HIV/AIDS and a comprehensive programme is in place to address all aspects of this pandemic. Free antiretroviral treatment for employees was introduced in 2003.

9. PROJECTS

During 2003 a strategy review was conducted in the context of the strong rand, which has a significant impact on operating margins, cash generation and the funding requirements of new projects. The review confirmed Anglo Platinum's confidence in the robustness of current and future demand for platinum , and accordingly Anglo Platinum remains firmly committed to expanding its production base. However, in view of the current strength of the rand and uncertainty as to its movements, the rate of implementation of the expansion projects has been slowed. Production of refined platinum in 2006 is now planned to be 2,9 million ounces, which represents a compound annual production growth rate of 8% from 2003 to 2006.

Significant progress was made with the project programme. The Polokwane Smelter, designed to process concentrate from Eastern Limb operations, was successfully commissioned in March. The slag-cleaning furnace at Rustenburg was commissioned. The ACP converter plant was brought on stream and is ramping up to full production.

Phase 1 of the Western Limb Tailings Project was commissioned ahead of schedule. Agreement was reached with Aquarius Platinum to jointly mine contiguous properties in the Kroondal area with effect from November 2003 and the Bafokeng-Rasimone, Rustenburg UG2 and Modikwa projects have continued to increase production levels.

10. DIVIDEND

The Group is committed to large capital expenditures for several years in order to increase production volumes. During this period cash generated by operations may vary considerably, depending on short-term metal prices and the rand / US dollar exchange rate. The declaration of cash dividends will continue to be considered by the Board in conjunction with an evaluation of current and future funding requirements, and will be adjusted to levels considered appropriate at the time of the declaration. Dividends will be paid out of cash generated from operations.

Accordingly, the Board has declared a final cash dividend of 270 cents per ordinary share, with the option to reinvest the dividend in the company's equity. This brings the total dividend declared for 2003 to 640 cents per ordinary share.

11. PROSPECTS

The Group's refined platinum production is planned to increase to approximately 2,45 million ounces in 2004.

Platinum prices are expected to remain firm due to the fundamental strength of demand for the metal. The market is experiencing historically high prices above $800 per ounce after a strong rally from around $600 per ounce in May 2003. The buoyant price is believed to be related partly to the weakness of the US dollar relative to the major currencies and the SA rand and partly to sustained physical offtake from all sectors, lower than expected production levels, and anticipation of recovering economic growth around the world.

The prices of other PGMs, including palladium and rhodium, appear range bound, although palladium could potentially benefit from investor interest in anticipation of an increase in offtake of the metal by the automobile sector.

Fundamental trends in the base metal markets, particularly nickel, are supportive of higher prices for these metals in 2004.

Production performance at the beginning of 2004 has been encouraging. The planned increase in volumes and the anticipation of good US dollar metal prices are expected to impact positively on results in 2004. Earnings remain sensitive to the strength of the rand against the US dollar and US dollar metal prices. Should these remain at the levels achieved so far in 2004, earnings for 2004 will be higher than they were in 2003.

R Havenstein	B E Davison	Johannesburg
(Chief Executive Officer)	(Chairman)	13 February 2003

Declaration of ordinary dividend (No. 102) and option to elect to reinvest dividend

Notice is hereby given that on Friday, 13 February 2004 the Board of directors of Anglo Platinum has declared a final cash dividend of 270 cents (2002: 900 cents) per ordinary share in respect of the financial year ended 31 December 2003 (the cash dividend).

In addition, the Board has proposed that shareholders be given the option to elect (the reinvestment election) to use the proceeds of the cash dividend to subscribe for new ordinary shares in Anglo Platinum (the subscription shares).

The number of subscription shares to which the shareholders will become entitled, will be determined by the ratio that 270 cents per share multiplied by 1,05 bears to the issue price. The issue price is defined as the weighted average traded price of the ordinary shares of the Company on the JSE Securities Exchange South Africa (JSE) for the five business days ending Thursday, 4 March 2004.

To the extent that shares cannot be subscribed for using the proceeds of the cash dividend, that portion of the cash dividend which is insufficient to subscribe for a whole share or an additional whole share (the cash dividend portion) will be posted to shareholders on the payment date.

The subscription shares will be issued on Tuesday, 23 March 2004, and the adjusted number of shares will be listed on the JSE on that date. Documentation dealing with the subscription shares and election will be posted to shareholders on Monday, 16 February 2004.

Only shareholders recorded in the register on Friday, 19 March 2004, will be entitled to receive the cash dividend or be able to make the reinvestment election.

Salient Dates for South Africa and United Kingdom	2004
Circular incorporating a form of election posted to shareholders	Monday, 16 February
Election period opens at 09:00	Monday, 16 February
Last day to trade to receive cash dividend and to be entitled to the reinvestment election	Friday, 12 March
Ordinary shares trade "ex" dividend	Monday, 15 March
Maximum number of new ordinary shares listed on the JSE in respect of the reinvestment election	Monday, 15 March
Election period closes as 12:00 (see note)	Friday, 19 March
Record date to receive the cash dividend for the reinvestment election	Friday, 19 March
Dividend cheques or, where applicable, share certificates and cheques in respect of the cash dividend portion posted to certified shareholders	Tuesday, 23 March
Safe custody accounts with the Central Securities Depository Participant (CSDP) or broker credited and/or updated	Tuesday, 23 March
Results announcement published on SENS	Tuesday, 23 March
Results announcement published in press	Wednesday, 24 March
Adjusted number of new ordinary shares listed on the JSE on or about	Wednesday, 24 March

No dematerialization or rematerialization of share certificates may take place between Monday, 15 March 2004, and Friday, 19 March 2004, both days inclusive.

Note:

Dematerialized shareholders are required to notify their duly appointed CSDP or broker of their acceptance of the offer in the manner and time stipulated in the agreement governing the relationship between the shareholder and his/her CSDP or broker.

By order of the Board

R A VenterJohannesburg

Company Secretary13 February 2004

Annual General Meeting

The Annual General Meeting of members of Anglo American Platinum Corporation Limited will be held on the 18th Floor, 55 Marshall Street, Johannesburg, on Tuesday, 16 March 2004.

supplementary information

Consolidated Statistics (unaudited)

Total operations		Year ended 31 December 2003	Year ended 31 December 2002	% change
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	696	544	27,9
Palladium	(US$/oz)	198	329	(39,8)
Rhodium	(US$/oz)	527	831	(36,6)
Nickel	(US$/lb)	4,07	3,03	34,3
Net sales revenue per Pt ounce sold	(US$)	948	843	12,5
Platinum	(R/oz)	5 140	5 567	(7,7)
Palladium	(R/oz)	1 459	3 403	(57,1)
Rhodium	(R/oz)	3 967	8 683	(54,3)
Nickel	(R/lb)	30,76	31,92	(3,6)
Net sales revenue per Pt ounce sold	(R)	7 017	8 690	(19,3)
Average exchange rate achieved on sales	(R: $)	7,4055	10,3101	(28,2)
Exchange rate at end of year	(R: $)	6,6679	8,5775	(22,3)
Financial statistics and ratios				
Gross profit margin	(%)	23,7	46,5	(49,0)
Earnings before interest, taxation, depreciation and amortization (EBITDA)	(R millions)	4 578,5	9 376,1	(51,2)
Operating profit to average operating assets	(%)	20,2	68,5	(70,5)
Return on average shareholders' equity	(%)	16,3	44,3	(63,2)
Return on capital employed	(%)	10,5	43,1	(75,6)
Interest cover - EBITDA		9,6	264,6	(96,4)
Net debt to total capital employed	(%)	34,9	(11,8)	(395,8)

Interest-bearing debt to shareholders' equity	(%)	60,3	–	100,0
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section Steady State		1 130,0	2 794,2	(59,6)
Union Section		413,7	1 059,3	(60,9)
Amandelbult Section		2 106,7	3 886,2	(45,8)
Potgietersrust Platinums		509,9	926,1	(44,9)
Lebowa Platinum Mines		163,4	450,1	(63,7)
Steady state operating contribution		4 323,7	9 115,9	(52,6)
Bafokeng-Rasimone Platinum Mine		120,3	433,9	(72,3)
Rustenburg UG2 Project		66,4	451,4	(85,3)
Modikwa Platinum Mine		3,2	12,9	(75,2)
Consolidated operating contribution - all operations		4 513,6	10 014,1	(54,9)
Other costs		603,7	591,3	2,1
Gross profit on metal sales		3 909,9	9 422,8	(58,5)
Refined production from mining operations				
Platinum	(thousands) (oz)	2 264,7	2 238,5	1,2
Palladium	(thousands) (oz)	1 150,6	1 103,1	4,3
Rhodium	(thousands) (oz)	225,2	210,0	7,2
Gold	(thousands) (oz)	114,8	106,7	7,6
Nickel	(thousands) (tons)	21,9	19,4	12,9
Copper	(thousands) (tons)	12,8	10,5	21,9
PGMs	(thousands) (oz)	4 059,0	3 920,6	3,5

Refined production from purchased metals in concentrate					
Platinum	(thousands)	(oz)	43,1	12,6	242,1
Palladium	(thousands)	(oz)	40,3	12,2	230,3
Rhodium	(thousands)	(oz)	7,3	1,7	329,4
Gold	(thousands)	(oz)	1,3	0,4	225,0
Nickel	(thousands) (tons)		0,2	-	100,0
Copper	(thousands) (tons)		0,1	-	100,0
PGMs	(thousands)	(oz)	102,5	27,0	279,6
Total refined production †					
Platinum	(thousands)	(oz)	2 307,8	2 251,1	2,5
Palladium	(thousands)	(oz)	1 190,9	1 115,3	6,8
Rhodium	(thousands)	(oz)	232,5	211,7	9,8
Gold	(thousands)	(oz)	116,1	107,1	8,4
Nickel	(thousands) (tons)		22,1	19,4	13,9
Copper	(thousands) (tons)		12,9	10,5	22,9
PGMs	(thousands)	(oz)	4 161,5	3 947,6	5,4
PIPELINE CALCULATION					
Equivalent refined platinum production *	(thousands)	(oz)	2 360,5	2 185,5	8,0
Steady state operations	(thousands)	(oz)	1 831,0	1 835,6	(0,3)
Rustenburg Section Steady State	(thousands)	(oz)	571,3	611,5	(6,6)
Union Section	(thousands)	(oz)	318,2	276,7	15,0
Amandelbult Section	(thousands)	(oz)	644,7	677,6	(4,9)
Potgietersrust Platinums	(thousands)	(oz)	191,8	164,7	16,5

Lebowa Platinum Mines	(thousands)	(oz)	105,0	105,1	(0,1)
Ramp-up operations	(thousands)	(oz)	529,5	349,9	51,3
Bafokeng-Rasimone Platinum Mine	(thousands)	(oz)	183,5	161,5	13,6
Rustenburg UG2 Project	(thousands)	(oz)	255,0	161,1	58,3
Modikwa Platinum Mine	(thousands)	(oz)	91,0	27,3	233,3
Refined platinum production †	(thousands)	(oz)	2 307,8	2 251,1	2,5
Mining	(thousands)	(oz)	2 264,7	2 238,5	1,2
Purchase of concentrate	(thousands)	(oz)	43,1	12,6	242,1
Platinum pipeline movement	(thousands)	(oz)	52,7	(65,6)	

† Refined metal produced by the refinery and appointed toll treaters from mined material and purchased concentrate, as well as metals in product sold from the refinery.

* Mines' production and purchases of metal in concentrate converted to equivalent refined production using Anglo Platinum's standard smelting and refining recoveries.

Directors and Company Secretary

EXECUTIVE DIRECTORS:

R Havenstein (Chief Executive Officer), D T G Emmett, R G Mills, R H H Van Kerckhoven (Belgian), A I Wood (British).

NON-EXECUTIVE DIRECTORS:

B E Davison (Chairman), L Boyd, M W King, W A Nairn, A J Trahar, P L Zim.

INDEPENDENT NON-EXECUTIVE DIRECTORS:

T A Wixley (Deputy Chairman), C B Brayshaw, B A Khumalo, T H Nyasulu.

ALTERNATE DIRECTORS:

A H Calver (British), J M Halhead (British), R Pilkington, C B Sheppard, V P Uren.

Company Secretary:

R A Venter.

Registered Office
55 Marshall Street, Johannesburg, 2001
(P.O. Box 62179, Marshalltown, 2107)
Facsimile +27 11 373-5111   Telephone +27 11 373-6111

South African Registrars
Computershare Limited
(Registration No. 1958/003546/06)
70 Marshall Street, Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 836-0792/6145   Telephone +27 11 370-7700

London Secretaries
Anglo American Services (UK) Limited,
20 Carlton House Terrace, London, SW1Y 5AN, England
Facsimile +44 207 698-8755   Telephone +44 207 698-8888

United Kingdom Registrars
Capita IRG plc, The Registry,
34 Beckenham Road, Beckenham, Kent, BR3 4TU, England
Facsimile +44 207 478-7717 Telephone +44 207 478-8241
Internet Address: http://www.angloplatinum.com
E-mail enquiries should be directed to: mmtakati@angloplat.com

ANGLO AMERICAN

News Release

16 February 2004

Anglo American plc ("Anglo American") notification:
Anglo Platinum annual results 2003

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 12 months to 31 December 2003, attached hereto.

Anglo American Platinum Corporation Limited ("Anglo Platinum")
(Incorporated in the Republic of South Africa)
(Registration number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181
A member of the Anglo American plc group

Results for the year ended 31 december 2003

Equivalent refined platinum production* increases by 8,0%

* Mines' production and purchases of metal in concentrate converted to equivalent refined production using Anglo Platinum's standard smelting and refining recoveries.

- Dividend cover maintained
- Earnings adversely affected by strong rand

Consolidated Income Statement

R millions	Notes	Audited Year ended 31 December 2003	Audited Year ended 31 December 2002	% Change
Gross sales revenue		16 508,6	20 285,7	
Commissions paid		(408,2)	(733,0)	
Net sales revenue		16 100,4	19 552,7	(18)
Cost of sales (Segmental information)		(12 190,5)	(10 129,9)	(20)
Gross profit on metal sales		3 909,9	9 422,8	(59)
Other net expenditure	5	(269,3)	(754,7)	
Market development and promotional expenditure		(257,5)	(266,5)	
Operating profit		3 383,1	8 401,6	(60)
Net interest (paid)/received	6	(236,9)	155,7	
Income from associates		35,0	181,6	
Profit before taxation		3 181,2	8 738,9	(64)
Taxation		(1 089,3)	(2 998,9)	64
Net profit		2 091,9	5 740,0	(64)
Headline earnings		2 091,7	5 630,4	(63)
Number of ordinary shares in issue (millions)		215,4	214,9	
Weighted average number of ordinary shares in issue (millions)		215,1	214,5	

Earnings per share (cents)			
- Basic	972,5	2 676,0	(64)
- Headline	972,4	2 624,9	(63)
- Diluted (basic)	971,2	2 671,0	(64)
- Diluted (headline)	971,1	2 620,0	(63)
Dividends per share (cents)	640	1 800	(64)
- Interim	370	900	
- Final	270†	900	
Dividend cover (headline earnings)	1,5	1,5	
Reconciliation between basic and headline earnings			
Net profit	2 091,9	5 740,0	
Adjustments:			
Profit on disposal of mineral rights	(64,6)	(98,0)	
Goodwill amortization	13,1	-	
Negative goodwill amortization	(11,6)	(11,6)	
Scrapping of property, plant and equipment	62,9	-	
Carrying amount	89,8	-	
Deferred taxation effect	(26,9)	-	
Headline earnings	2 091,7	5 630,4	

† Proposed ordinary dividend.

Segmental Information± (audited)

R millions	Mined	Purchased metals in concentrate	Total
For the year ended 2003			
GROSS SALES REVENUE	16 161,3	347,3	16 508,6
Commissions paid	(399,2)	(9,0)	(408,2)
NET SALES REVENUE	15 762,1	338,3	16 100,4
COST OF SALES	(11 923,1)	(267,4)	(12 190,5)
On-mine	(9 968,9)	-	(9 968,9)
Cash operating costs	(9 027,1)	-	(9 027,1)
Amortization	(941,8)	-	(941,8)
Purchase of metals in concentrate	-	(291,6)	(291,6)
Smelting	(1 015,9)	(21,2)	(1 037,1)
Cash operating costs	(891,5)	(18,6)	(910,1)
Amortization	(124,4)	(2,6)	(127,0)
Treatment and refining	(857,2)	(16,9)	(874,1)
Cash operating costs	(781,1)	(15,2)	(796,3)
Amortization	(76,1)	(1,7)	(77,8)
Increase in metal inventories	511,0	73,9	584,9
Other costs	(592,1)	(11,6)	(603,7)
GROSS PROFIT ON METAL SALES	3 839,0	70,9	3 909,9
Gross profit margin (%)	23,8	20,4	23,7
Cost of sales per Pt ounce sold (Rand)	5 305	5 735	5 313
For the year ended 2002			
GROSS SALES REVENUE	20 194,4	91,3	20 285,7
Commissions paid	(723,3)	(9,7)	(733,0)
NET SALES REVENUE	19 471,1	81,6	19 552,7
COST OF SALES	(10 049,2)	(80,7)	(10 129,9)
On-mine	(8 017,7)	-	(8 017,7)
Cash operating costs	(7 369,4)	-	(7 369,4)

Amortization	(648,3)	-	(648,3)
Purchase of metals in concentrate	-	(121,9)	(121,9)
Smelting	(690,0)	(7,8)	(697,8)
Cash operating costs	(633,6)	(7,0)	(640,6)
Amortization	(56,4)	(0,8)	(57,2)
Treatment and refining	(808,3)	(2,0)	(810,3)
Cash operating costs	(750,2)	(1,8)	(752,0)
Amortization	(58,1)	(0,2)	(58,3)
Increase in metal inventories	55,4	53,7	109,1
Other costs	(588,6)	(2,7)	(591,3)
GROSS PROFIT ON METAL SALES	9 421,9	0,9	9 422,8
Gross profit margin (%)	46,7	1,0	46,5
Cost of sales per Pt ounce sold (Rand)	4 485	8 495	4 502

± The Group produces PGMs primarily in South Africa. The risks and rewards associated with the individual operations are not sufficiently dissimilar to warrant identification of seperate geographical segments. Therefore, only business segments are reported.

Group Statement of Changes in Equity (audited)

R millions	Share capital	Share premium	Unrealized hedging deficit	Accumulated profits	Total
Balance as at 31 December 2001 - previously reported	21,4	1 203,6	-	11 296,6	12 521,6
Change in accounting policy with respect to recognizing metals in concentrate as inventory on the balance sheet (Note 2)				215,4	215,4
Gross				322,1	322,1
Taxation				(106,7)	(106,7)
Balance as at 31 December 2001 - restated	21,4	1 203,6	-	11 512,0	12 737,0
Net profit				5 740,0	5 740,0
Dividends paid in cash				(5 362,9)	(5 362,9)
Share capital issued	0,1	74,8			74,9
Repurchase of ordinary shares	-	(524,4)		519,5	(4,9)

Cost of shares sold by wholly owned subsidiary to Company	0,2			491,8	492,0
Unrealized after-tax Group profit on disposal of Company shares				27,7	27,7
Shares repurchased by Company from wholly owned subsidiary (cancelled)	(0,2)	(524,4)			(524,6)
Balance as at 31 December 2002	21,5	754,0	-	12 408,6	13 184,1
After-tax changes in forward metal prices (Note 9)			(164,0)		(164,0)
Net profit				2 091,9	2 091,9
Dividends paid in cash				(2 731,6)	(2 731,6)
Share capital issued	-+	42,3			42,3
Balance as at 31 December 2003	21,5	796,3	(164,0)	11 768,9	12 422,7

+ Less than R50 000.

Consolidated Balance Sheet

R millions	Notes	Audited as at 31 December 2003	Audited as at 31 December 2002
ASSETS			
Non-current assets		22 493,9	16 192,3
Property, plant and equipment		14 550,8	10 503,1
Capital work-in-progress		7 249,2	4 941,5
Platinum Producers' Environmental Trust		113,4	89,3
Investment in associates	7	484,0	557,6
Non-current accounts receivable		96,5	100,8
Current assets		5 295,7	5 017,6
Inventories	2	2 439,6	1 819,9
Accounts receivable		2 286,7	1 617,7
Cash and cash equivalents		569,4	1 580,0
Total assets		27 789,6	21 209,9
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		21,5	21,5
Share premium		796,3	754,0
Unrealized hedging deficit		(164,0)	-
Accumulated profits before proposed ordinary dividend and related secondary tax on companies (STC)		11 768,9	12 408,6
Accumulated profits after proposed ordinary dividend and related STC		11 114,6	10 232,7
Proposed ordinary dividend		581,6	1 934,1
STC in respect of proposed ordinary dividend		72,7	241,8
Shareholders' equity		12 422,7	13 184,1
Non-current liabilities		5 560,8	4 687,5
Deferred taxation		4 438,9	3 870,0
Environmental obligations		308,7	192,8
Employees' service benefit obligations		488,9	488,3
Obligations due under finance leases		324,3	136,4
Current liabilities		9 806,1	3 338,3
Interest bearing borrowings	8	7 168,1	-
Accounts payable		1 903,4	1 857,4

Other financial liabilities	9	336,2	36,3
Taxation		398,4	1 444,6
Total equity and liabilities		27 789,6	21 209,9

Consolidated Cash Flow Statement

R millions	Audited Year ended 31 December 2003	Audited Year ended 31 December 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	15 476,5	20 004,9
Cash paid to suppliers and employees	(12 117,2)	(10 387,5)
Cash from operations	3 359,3	9 617,4
Interest paid	(277,4)	(35,4)
Taxation paid	(1 474,9)	(3 304,1)
Net cash from operating activities	1 607,0	6 277,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(7 423,6)	(5 994,1)
To maintain operations	(3 952,7)	(2 140,9)
To expand operations	(3 270,4)	(3 853,2)
Interest capitalized	(200,5)	-
Proceeds from sale of plant, equipment and mineral rights	134,8	778,4
Investment in associates	(1,5)	(312,4)
Interest received	106,7	195,4
Growth in Platinum Producers' Environmental Trust	11,2	7,7
Capital reduction by Northam Platinum Limited	28,7	39,0
Dividends received	47,3	89,7
Net cash used in investing activities	(7 096,4)	(5 196,3)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		
Proceeds from the issue of share capital	-+	0,1
Increase in share premium	42,3	74,8
Raised from current interest bearing borrowings	7 168,1	-
Dividends paid	(2 731,6)	(5 362,9)
Net cash from/(used in) financing activities	4 478,8	(5 288,0)

Net decrease in cash and cash equivalents	(1 010,6)	(4 206,4)
Cash and cash equivalents at beginning of year	1 580,0	5 786,4
Cash and cash equivalents at end of year	569,4	1 580,0
MOVEMENT IN NET DEBT		
Net cash at beginning of year	1 443,6	5 786,4
Net cash from operating activities	1 607,0	6 277,9
Net cash used in investing activities	(7 096,4)	(5 196,3)
Other	(2 877,2)	(5 424,4)
Net (debt)/cash at end of year	(6 923,0)	1 443,6
Made up as follows:		
Cash and cash equivalents	569,4	1 580,0
Interest bearing borrowings	(7 168,1)	-
Obligations due under finance leases	(324,3)	(136,4)
	(6 923,0)	1 443,6

+ Less than R50 000.

Notes (audited)

1. The preliminary report is prepared on the historical cost basis, except for certain financial instruments that are fairly valued, using accounting polices that comply with International Financial Reporting Standards issued by the International Accounting Standards Board, South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and the JSE Securities Exchange, South Africa Listings Requirements. Except for the change in accounting policy described below, the policies are consistent with those applied in the financial statements for the year ended 31 December 2002.

2. Change in accounting policy

The Group is increasingly entering into agreements to purchase significant quantities of concentrate from joint venture partners. When such material is on hand at the end of a reporting period, it is recognized as inventory on the Group's balance sheet. To ensure that the accounting treatment of 'purchased' and 'produced' concentrate is congruent, the Group has changed its accounting policy to recognize its own production of metals in concentrate within inventory. This change in accounting policy results in improved matching of costs with revenue.

The change in accounting policy resulted in a net credit to accumulated profits at 1 January 2002 of R215,4 million, after tax of R106,7 million.

Opening retained earnings, inventory and taxation have been restated, but no restatement of earnings for the year ended 31 December 2002 was carried out as the change in accounting policy is not material to those results.

	Gross Rm	Taxation Rm	Net Rm
Effect of the change in accounting policy with respect to recognizing purchased and produced concentrate inventory:			
Opening retained earnings 2002	322,1	(106,7)	215,4
Earnings for the year ended 31 December 2003	110,9	(33,3)	77,6

	Audited Year ended 31 December 2003 Rm	Audited Year ended 31 December 2002 Rm
3. Directors' emoluments		
Fees, salaries, benefits, bonuses and other	33,5	22,0
Profit or share options exercised	16,8	52,5
	50,3	74,5
4. Amortization and depreciation of property, plant and equipment		
Amortization of mining and process property, plant and equipment consists of the following categories:		
Operating assets	1 146,6	763,8
Mining	941,8	648,3
Smelting	127,0	57,2
Treatment and refining	77,8	58,3
Amortization included in other costs	38,2	-
Depreciation - non-mining assets	41,8	33,4
	1 226,6	797,2

Notes (audited) (continued)

R millions	Audited Year ended/ as at 31 December 2003	Audited Year ended/ as at 31 December 2002
5. Other net expenditure		
Other net (expenditure)/income consists of the following principal categories:		
Realized and unrealized foreign exchange losses	(417,2)	(879,1)
Restructuring costs++	(111,4)	-
Profit on commodity contracts	157,3	-
Profit on disposal of mineral rights	64,6	98,0
Other	37,4	26,4
	(269,3)	(754,7)

++Restructuring costs mainly relate to costs incurred as a result of the slowdown of expansion projects.

6. Net interest (paid)/received

Net interest (paid)/received consists of the following principal categories:

Interest expensed	(286,9)	(35,4)
Interest paid	(487,4)	(35,4)
Less: Capitalized	200,5	-
Time value of money adjustment to environmental obligations	(68,3)	(13,4)
Decommissioning	(62,9)	(10,7)
Restoration	(5,4)	(2,7)
Interest received	106,7	195,4
Growth in Platinum Producers' Environmental Trust	11,2	7,7
Dividends received	0,4	1,4
	(236,9)	155,7

7. Investment in associates

Listed - Ordinary shares (Market value: R515,8 million (2002: R972,8 million))	240,6	259,3
Unlisted (Directors' valuation: R243,4 million (2002: R298,3 million))	243,4	298,3
Ordinary shares	159,8	201,6
Redeemable preference shares	83,6	96,7
	484,0	557,6

	2003 Facility	2003 Utilized	2002 Utilized
8. Interest bearing borrowings			
The Group has the following available and utilized borrowing facilities:			
Bank overdrafts:	10 173,6	7 168,1	-

At the end of 2002, the Group had borrowing facilities of R2 735 million available, none of which had been utilized.

The weighted average borrowing rate at 31 December 2003 was 8,6925%.

Borrowing powers

The borrowing powers in terms of the Articles of Association of the Company and its subsidiaries are unlimited.

	Audited as at 31 December 2003	Audited as at 31 December 2002
9. Other financial liabilities		
Fair value of forward foreign exchange contracts§	90,4	36,3
Fair value of forward metal contracts designated as cash flow hedges #	245,8	-
	336,2	36,3

§ Forward foreign exchange contracts (FEC's):

The fair value of FEC's represents the movement between contracted rates and year-end forward rates. These movements are recognized in the income statement.

Forward metal contracts:

Changes in the value of forward metal contracts caused by movements in forward prices since inception of the contracts are recognized in the unrealized hedging deficit. The net amount of R164,0 million charged to the unrealized hedging deficit is made up of R234,3 million less deferred taxation of R70,3 million. Changes in the value caused by translating the value of the forward contracts to rand are recognized in the income statement. This amounts to a charge of R11,5 million less taxation of R3,5 million.

At 31 December 2003 the Group held forward contracts to fix the US$ price of future sales relating to a nickel supply agreement. The objective is to hedge the Group against variability in future cash flows. The terms of the forward contracts are to sell 11 088 tons of nickel at US$ 12 540 per ton. The forward metal contracts are valued using forward metal prices that match the contractual maturity dates.

10. Commitments

Mining and process property, plant and equipment		
Contracted for	1 800,0	2 094,3
Not yet contracted for	11 943,4	14 850,6
Authorized by the directors	13 743,4	16 944,9
Allocated for:		
Expansion of capacity	7 424,8	13 913,9
- within one year	2 844,3	5 013,9
- thereafter	4 580,5	8 900,0
Maintenance of capacity	6 318,6	3 031,0
- within one year	3 457,9	1 570,1
- thereafter	2 860,7	1 460,9
Other		
Operating lease rentals - buildings	711,5	177,7
- within one year	35,6	25,1
- within two to five years	160,5	64,5
- thereafter	515,4	88,1
Information Technology Service Providers	126,6	139,4
- within one year	33,4	42,9
- thereafter	93,2	96,5

These commitments will be funded from cash resources, future operating cash flows, borrowings and any other funding strategies embarked on by the Group.

11. Contingent liabilities

Letters of comfort have been issued to financial institutions to cover certain banking facilities. There are no encumbrances of Group assets, other than the houses held under finance leases by the Group.

The Group provided guarantees in favour of Changing Tides 166 (Proprietary) Limited, a wholly owned subsidiary of Group Five. The guarantee provides security for lease payments to Group Five by the Anglo Platinum Housing Trust (APHT). The probability of any obligation arising under this guarantee is considered remote.

The Group provided a guarantee in favour of Nedcor Limited (Nedcor) for financing provided by Nedcor to Salene Mining (Proprietary) Limited (Salene). The Group provided the guarantee to enable Salene to put mining infrastructure in place. The guarantee is valid until 1 July 2006 or earlier, on repayment by Salene of the loan. Salene will sell all ore production from the mine to the Group. The facility granted by Nedcor to Salene is for a maximum amount of R120 million. In the event that Nedcor calls up the guarantee, the Group holds bonds over sufficient assets of Salene to make good any obligations that may be incurred.

It is unlikely that the Group will incur obligations under this guarantee.

As a result of the slowdown of capital projects, contracts with suppliers are being renegotiated. As a part of the negotiations certain cancellation costs may result. The amount of this will only be known and recognised during the course of 2004.

Aquarius Platinum (South Africa) (Proprietary) Limited holds a put option to put their interest in the pooling and sharing arrangement to the Group in the case of termination of that relationship. The probability of the option being exercised is considered remote. The amount of such an obligation is dependent on a discounted cash flow valuation at that point in time.

12. Comparative figures

Comparatives figures have been restated in accordance with the change in accounting policy.

Corporate Governance

The Board is of the view that the Company and its subsidiaries are fully compliant with the recommendations as set out in the Code of Corporate Practices and Conduct contained in King 2.

Report of the Independent Auditors

To the members of

Anglo American Platinum Corporation Limited

The summarized financial statements of Anglo American Platinum Corporation Limited and its subsidiaries set out above have been derived from the annual financial statements of the Group for the year ended 31 December 2003. We have audited the annual financial statements in accordance with statements of South African Auditing Standards. In our report dated 13 February 2004, we expressed an unqualified opinion on the financial statements from which the summarized annual financial statements were derived.

Audit opinion

In our opinion, the accompanying summarized financial statements are consistent, in all material respects, with the annual financial statements from which they were derived.

For a better understanding of the scope of our audit and the Group's financial position, the results of its operations and cash flows for the year, the summarized financial statements should be read in conjunction with our audit report and the annual financial statements from which the summarized financial statements were derived.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

13 February 2004

COMMENTARY

1. SAFETY

Anglo Platinum's continuous focus on safety programmes resulted in a significant improvement in the lost-time injury frequency rate per 200 000 hours worked ("LTIFR") for the period under review. The LTIFR was 0,7 for 2003 compared with 1,2 for 2002. Notwithstanding the overall improvement in safety, The board reports with deep regret that 24 employees died at managed operations as a result of work related accidents, and extends its deepest condolences to the families, friends and colleagues of the deceased. The Group is wholly committed, as a matter of the highest priority, to ongoing education and improvements in safety and to eliminating fatalities at work. It is management's firm belief that continued focus on the Behaviour-Based Safety process will deliver the mindset change required to reduce the number of injuries and fatal accidents in 2004.

2. RESULTS SUMMARY

Total platinum received at the smelters, including platinum purchased from joint venture partners, increased by 8,0%, and was equivalent to refined platinum production of 2,36 million ounces at standard processing recoveries. 53 000 of these ounces were permanently absorbed into the production pipeline because of higher volumes and the new Polokwane Smelter. Refined platinum output amounted to 2,31 million ounces, slightly ahead of the target announced in July 2003.

The temporary increase in pipeline stock levels reported with the interim results was successfully processed by the end of 2003, resulting in a significant increase in production and sales volumes in the second half of the year.

The average rand / US dollar exchange rate achieved on sales for 2003 was 28,2% lower than for 2002. Had the average rand / US dollar exchange rate been the same as that for 2002, gross sales revenue would have been R5,72 billion higher than the R16,51 billion recorded. Cost of sales rose to R12,19 billion, mainly because of increased production from ramp up operations and inflationary cost pressures. Headline earnings declined by 62,8% to R2,09 billion. Headline earnings per share decreased by 63,0% to 972 cents per share. Dividend cover has been maintained at 1,5 in line with last year, and accordingly a final dividend of 270 cents per share has been declared. This brings the total dividend declared for 2003 to 640 cents per share.

3. OPERATIONS

Mining operations

Total platinum ounces delivered to the smelters increased by 8,0% in 2003, with the Rustenburg UG2 project, Modikwa, Bafokeng-Rasimone, Potgietersrust and Union Section all producing more ounces than in 2002.

The increasing shift to UG2 mining resulted in a lower head grade and associated lower concentrating recovery. This led to a 3,8% decrease in the ratio of platinum ounces produced to tons milled in 2003, with its concomitant impact on cost per platinum ounce produced.

Mining costs

The cash on-mine costs per ton milled at steady state operations increased by 8,6%, primarily because of the 9,5% annual wage increase negotiated in 2002, the cost to equalise retirement fund contribution rates across the Group and above-inflation increases in steel costs. In addition, the Group raised the level of expenditure in key areas such as safety, training and health. As a result of the lower grade and recovery arising from increased UG2 production, the cash cost per equivalent refined platinum ounce at steady state operations increased by 12,0 %.

Cash on-mine costs at ramp-up operations increased owing to higher production. Unit costs at these operations were relatively high as they continue to ramp up to steady state production.

Process operations

The key feature of the performance of the process operations in 2003 is the significant increase in smelting capacity that has been put in place with the commissioning of the Polokwane Smelter, the Anglo Platinum Converting Process (ACP) plant and the Slag-cleaning Furnace. The commissioning activity caused a temporary build-up of some 160 000 equivalent refined platinum ounces at the end of June, which were all released by the end of the year. As a result of higher production levels and bringing Polokwane Smelter into operation, metals in the process pipeline increased by some 53 000 equivalent refined platinum ounces.

The base and precious metals refineries performed well throughout 2003.

Process costs

During 2003 the old converters and acid plant were operated in tandem with the new ACP converter to provide dual processing capability during the ramp-up of the new plant. Together with the commissioning of the Polokwane Smelter, this resulted in an increase in cash smelting costs of R269,5 million to R910,1 million.

The old converters and acid plant will be retained on standby until substituted by a standby converter at the ACP plant in 2005, to ensure the availability of converting capacity in the event of downtime at the new ACP converter. The Group's total installed smelting and converting capacity is greater than the mines' short term requirements and consequently unit costs per ton smelted will not reduce significantly until increased concentrate deliveries from the expansion programme result in a more economic alignment of throughput to capacity. Smelting costs are being vigorously reviewed to reduce them in line with actual throughput as far as possible.

Cash treatment and refining costs increased by 5,9%, from R752,0 million to R796.3 million. The cash treatment and refining cost per refined platinum ounce was contained below CPIX, and increased by 3,3% per ounce.

Total operating costs

The cost of sales per refined platinum ounce sold, excluding the sales volume and costs attributable to purchased ounces, increased by 18,3% in 2003. This is due to the combined impact of the factors discussed above - cost increases greater than inflation in respect of labour, steel, safety, health and training; increased volumes at ramp-up operations with high unit costs; lower grade and recovery owing to the ongoing increase in UG2 production; and a large increase in smelting costs attributable to the new capacity commissioned during the year. In addition amortisation of operating assets increased in line with the Group's capital expenditure programme and includes amortisation on new operations brought into use in 2003.

Clearly, increases of this magnitude are not acceptable, particularly with the increased pressure on margins due to the strong rand. Management has initiated a comprehensive review of costs and structures across the Group. The short term target of this exercise, taking into account the effect of wage increases

and contract prices that are already locked in for the first half of 2004, is to achieve a unit cash cost increase in line with CPIX for 2004.

4. FINANCIAL RESULTS

Gross sales revenue decreased by R3,78 billion to R16,51 billion. The decrease was caused primarily by the stronger rand (R5,72 billion), partly offset by an increase in US dollar revenues for metals sold (R1,33 billion) and higher sales volumes (R0,61 billion). The net sales revenue per platinum ounce sold ("basket price") decreased by 19,3%, from R8 690 in 2002 to R7 017 in 2003.

Cost of sales rose by R2,06 billion to R12,19 billion:
Cash mining, smelting and refining costs increased by R1,97 billion to R10,73 billion as explained in the Operations section of the commentary.

Purchases of metal in concentrate increased by R169,7 million to R291,6 million, owing mainly to higher purchases from the Modikwa Joint Venture.

Amortisation of operating assets rose by R382,8 million. Amortization of smelting assets increased by 122,0% or R69,8 million as a result of bringing the Polokwane Smelter and the ACP Converter into use in 2003. Amortization of mining assets increased by R293,5 million owing to higher amortisation of the Modikwa and the Rustenburg UG2 project, which were only in use for part of 2002, and a general increase in amortisation charges across the operations resulting from ongoing capital expenditure.

The value of metals in inventory increased by R584,9 million during 2003 as a result of higher stocks and cost increases.

Other net expenditure in 2003 amounted to R269,3 million compared with R754,7 million in 2002. This primarily reflects lower foreign exchange losses resulting from a lower appreciation of the rand than in the previous period. Profits of R157,3 million realised on commodity contracts were largely offset by costs of R111,4 million incurred as a result of the slow-down of the rate of implementation of the expansion projects.

Net interest paid during the review period amounted to R236,9 million, compared with net interest received of R155,7 million in 2002, as a result of the Group moving into a borrowed position.

Interest paid is net of R200,5 million of interest on borrowings allocated to capital projects under construction.

5. CAPITAL EXPENDITURE

Capital expenditure amounted to R7,42 billion (2002: R5,99 billion). Expenditure to maintain operations increased from R2,14 billion to R3,95 billion owing to increased expenditure on projects to replace production at steady state mines, including the Rustenburg UG2 project. Expansion capital expenditure amounted to R3,27 billion (2002: R3,85 billion) and interest of R0,20 billion was capitalised (2002: nil).

6. FINANCIAL STRUCTURE

During the year ended 31 December 2003, the Group moved from a net cash position of R1,44 billion to a net debt position of R6,92 billion - a net outflow of R8,36 billion. Cash generated by operations amounted to R3,36 billion (2002: R9,62 billion). Payments consisted mainly of capital expenditure totalling R7,42 billion (2002: R5,99 billion), dividends of R2,73 billion (2002: R5,36 billion) and taxation of R1,47 billion (2002: R3,30 billion).

Borrowings at the end of 2003 consist primarily of short term debt facilities. A financing programme has been selected in conjunction with - external financiers and with Anglo Platinum's major shareholder, Anglo American plc. The proposed financing programme includes the raising of R4 billion through a rights issue and a dividend reinvestment election in respect of the final dividend for the 2003 financial year. The R4 billion is to be raised through the issue of convertible perpetual preference shares. All existing shareholders will have the opportunity to participate.

Anglo American plc has agreed to reinvest its portion of the Group's final dividend and to take up its portion of the Group's rights issue.

7. NEW MINERALS LEGISLATION AND EMPOWERMENT OF HISTORICALLY DISADVANTAGED SOUTH AFRICANS

Anglo Platinum continues to work closely with the Department of Minerals and Energy and good progress is being made towards meeting the ownership and attributable production requirements of the Mineral and Petroleum Resources Development Act and Broad Based Economic Empowerment Charter. All of the required mining

licences in respect of "old-order" mineral rights have been granted and the Group is preparing itself to convert these to "new-order" rights in accordance with the requirements of the new Act. Several significant ventures with Historically Disadvantaged South African (HDSA) partners have commenced, and other agreements are being negotiated. Employment equity targets are being vigorously pursued.

Anglo Platinum maintains a positive attitude towards the Minerals and Petroleum Resources Development Act, the Mining Charter and Scorecard. The Group continues to engage Government on the Mineral and Petroleum Royalty Bill.

8. SOCIAL RESPONSIBILITY AND HIV/AIDS

Anglo Platinum continues to invest significantly in social upliftment programmes encompassing home ownership around the Group's operations, local economic development, the provision of healthcare and the economic development of areas providing migrant labour.

The Group acknowledges the need to manage the business impacts of HIV/AIDS and a comprehensive programme is in place to address all aspects of this pandemic. Free antiretroviral treatment for employees was introduced in 2003.

9. PROJECTS

During 2003 a strategy review was conducted in the context of the strong rand, which has a significant impact on operating margins, cash generation and the funding requirements of new projects. The review confirmed Anglo Platinum's confidence in the robustness of current and future demand for platinum , and accordingly Anglo Platinum remains firmly committed to expanding its production base. However, in view of the current strength of the rand and uncertainty as to its movements, the rate of implementation of the expansion projects has been slowed. Production of refined platinum in 2006 is now planned to be 2,9 million ounces, which represents a compound annual production growth rate of 8% from 2003 to 2006.

Significant progress was made with the project programme. The Polokwane Smelter, designed to process concentrate from Eastern Limb operations, was successfully commissioned in March. The slag-cleaning furnace at Rustenburg was commissioned. The ACP converter plant was brought on stream and is ramping up to full production.

Phase 1 of the Western Limb Tailings Project was commissioned ahead of schedule. Agreement was reached with Aquarius Platinum to jointly mine contiguous properties in the Kroondal area with effect from November 2003 and the Bafokeng-Rasimone, Rustenburg UG2 and Modikwa projects have continued to increase production levels.

10. DIVIDEND

The Group is committed to large capital expenditures for several years in order to increase production volumes. During this period cash generated by operations may vary considerably, depending on short-term metal prices and the rand / US dollar exchange rate. The declaration of cash dividends will continue to be considered by the Board in conjunction with an evaluation of current and future funding requirements, and will be adjusted to levels considered appropriate at the time of the declaration. Dividends will be paid out of cash generated from operations.

Accordingly, the Board has declared a final cash dividend of 270 cents per ordinary share, with the option to reinvest the dividend in the company's equity. This brings the total dividend declared for 2003 to 640 cents per ordinary share.

11. PROSPECTS

The Group's refined platinum production is planned to increase to approximately 2,45 million ounces in 2004.

Platinum prices are expected to remain firm due to the fundamental strength of demand for the metal. The market is experiencing historically high prices above $800 per ounce after a strong rally from around $600 per ounce in May 2003. The buoyant price is believed to be related partly to the weakness of the US dollar relative to the major currencies and the SA rand and partly to sustained physical offtake from all sectors, lower than expected production levels, and anticipation of recovering economic growth around the world.

The prices of other PGMs, including palladium and rhodium, appear range bound, although palladium could potentially benefit from investor interest in anticipation of an increase in offtake of the metal by the automobile sector.

Fundamental trends in the base metal markets, particularly nickel, are supportive of higher prices for these metals in 2004.

Production performance at the beginning of 2004 has been encouraging. The planned increase in volumes and the anticipation of good US dollar metal prices are expected to impact positively on results in 2004. Earnings remain sensitive to the strength of the rand against the US dollar and US dollar metal prices. Should these remain at the levels achieved so far in 2004, earnings for 2004 will be higher than they were in 2003.

R Havenstein	B E Davison	Johannesburg
(Chief Executive Officer)	(Chairman)	13 February 2003

Declaration of ordinary dividend (No. 102) and option to elect to reinvest dividend

Notice is hereby given that on Friday, 13 February 2004 the Board of directors of Anglo Platinum has declared a final cash dividend of 270 cents (2002: 900 cents) per ordinary share in respect of the financial year ended 31 December 2003 (the cash dividend).

In addition, the Board has proposed that shareholders be given the option to elect (the reinvestment election) to use the proceeds of the cash dividend to subscribe for new ordinary shares in Anglo Platinum (the subscription shares).

The number of subscription shares to which the shareholders will become entitled, will be determined by the ratio that 270 cents per share multiplied by 1,05 bears to the issue price. The issue price is defined as the weighted average traded price of the ordinary shares of the Company on the JSE Securities Exchange South Africa (JSE) for the five business days ending Thursday, 4 March 2004.

To the extent that shares cannot be subscribed for using the proceeds of the cash dividend, that portion of the cash dividend which is insufficient to subscribe for a whole share or an additional whole share (the cash dividend portion) will be posted to shareholders on the payment date.

The subscription shares will be issued on Tuesday, 23 March 2004, and the adjusted number of shares will be listed on the JSE on that date. Documentation dealing with the subscription shares and election will be posted to shareholders on Monday, 16 February 2004.

Only shareholders recorded in the register on Friday, 19 March 2004, will be entitled to receive the cash dividend or be able to make the reinvestment election.

Salient Dates for South Africa and United Kingdom	2004
Circular incorporating a form of election posted to shareholders	Monday, 16 February
Election period opens at 09:00	Monday, 16 February
Last day to trade to receive cash dividend and to be entitled to the reinvestment election	Friday, 12 March
Ordinary shares trade "ex" dividend	Monday, 15 March
Maximum number of new ordinary shares listed on the JSE in respect of the reinvestment election	Monday, 15 March
Election period closes as 12:00 (see note)	Friday, 19 March
Record date to receive the cash dividend for the reinvestment election	Friday, 19 March
Dividend cheques or, where applicable, share certificates and cheques in respect of the cash dividend portion posted to certified shareholders	Tuesday, 23 March
Safe custody accounts with the Central Securities Depository Participant (CSDP) or broker credited and/or updated	Tuesday, 23 March
Results announcement published on SENS	Tuesday, 23 March
Results announcement published in press	Wednesday, 24 March
Adjusted number of new ordinary shares listed on the JSE on or about	Wednesday, 24 March

No dematerialization or rematerialization of share certificates may take place between Monday, 15 March 2004, and Friday, 19 March 2004, both days inclusive.

Note:

Dematerialized shareholders are required to notify their duly appointed CSDP or broker of their acceptance of the offer in the manner and time stipulated in the agreement governing the relationship between the shareholder and his/her CSDP or broker.

By order of the Board

R A VenterJohannesburg

Company Secretary13 February 2004

Annual General Meeting

The Annual General Meeting of members of Anglo American Platinum Corporation Limited will be held on the 18th Floor, 55 Marshall Street, Johannesburg, on Tuesday, 16 March 2004.

supplementary information

Consolidated Statistics (unaudited)

Total operations		Year ended 31 December 2003	Year ended 31 December 2002	% change
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	696	544	27,9
Palladium	(US$/oz)	198	329	(39,8)
Rhodium	(US$/oz)	527	831	(36,6)
Nickel	(US$/lb)	4,07	3,03	34,3
Net sales revenue per Pt ounce sold	(US$)	948	843	12,5
Platinum	(R/oz)	5 140	5 567	(7,7)
Palladium	(R/oz)	1 459	3 403	(57,1)
Rhodium	(R/oz)	3 967	8 683	(54,3)
Nickel	(R/lb)	30,76	31,92	(3,6)
Net sales revenue per Pt ounce sold	(R)	7 017	8 690	(19,3)
Average exchange rate achieved on sales	(R: $)	7,4055	10,3101	(28,2)
Exchange rate at end of year	(R: $)	6,6679	8,5775	(22,3)
Financial statistics and ratios				
Gross profit margin	(%)	23,7	46,5	(49,0)
Earnings before interest, taxation, depreciation and amortization (EBITDA)	(R millions)	4 578,5	9 376,1	(51,2)
Operating profit to average operating assets	(%)	20,2	68,5	(70,5)
Return on average shareholders' equity	(%)	16,3	44,3	(63,2)
Return on capital employed	(%)	10,5	43,1	(75,6)
Interest cover - EBITDA		9,6	264,6	(96,4)
Net debt to total capital employed	(%)	34,9	(11,8)	(395,8)

Interest-bearing debt to shareholders' equity	(%)	60,3	-	100,0
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section Steady State		1 130,0	2 794,2	(59,6)
Union Section		413,7	1 059,3	(60,9)
Amandelbult Section		2 106,7	3 886,2	(45,8)
Potgietersrust Platinums		509,9	926,1	(44,9)
Lebowa Platinum Mines		163,4	450,1	(63,7)
Steady state operating contribution		4 323,7	9 115,9	(52,6)
Bafokeng-Rasimone Platinum Mine		120,3	433,9	(72,3)
Rustenburg UG2 Project		66,4	451,4	(85,3)
Modikwa Platinum Mine		3,2	12,9	(75,2)
Consolidated operating contribution - all operations		4 513,6	10 014,1	(54,9)
Other costs		603,7	591,3	2,1
Gross profit on metal sales		3 909,9	9 422,8	(58,5)
Refined production from mining operations				
Platinum	(thousands) (oz)	2 264,7	2 238,5	1,2
Palladium	(thousands) (oz)	1 150,6	1 103,1	4,3
Rhodium	(thousands) (oz)	225,2	210,0	7,2
Gold	(thousands) (oz)	114,8	106,7	7,6
Nickel	(thousands) (tons)	21,9	19,4	12,9
Copper	(thousands) (tons)	12,8	10,5	21,9
PGMs	(thousands) (oz)	4 059,0	3 920,6	3,5

Refined production from purchased metals in concentrate					
Platinum	(thousands)	(oz)	43,1	12,6	242,1
Palladium	(thousands)	(oz)	40,3	12,2	230,3
Rhodium	(thousands)	(oz)	7,3	1,7	329,4
Gold	(thousands)	(oz)	1,3	0,4	225,0
Nickel	(thousands) (tons)		0,2	–	100,0
Copper	(thousands) (tons)		0,1	–	100,0
PGMs	(thousands)	(oz)	102,5	27,0	279,6
Total refined production †					
Platinum	(thousands)	(oz)	2 307,8	2 251,1	2,5
Palladium	(thousands)	(oz)	1 190,9	1 115,3	6,8
Rhodium	(thousands)	(oz)	232,5	211,7	9,8
Gold	(thousands)	(oz)	116,1	107,1	8,4
Nickel	(thousands) (tons)		22,1	19,4	13,9
Copper	(thousands) (tons)		12,9	10,5	22,9
PGMs	(thousands)	(oz)	4 161,5	3 947,6	5,4
PIPELINE CALCULATION					
Equivalent refined platinum production *	(thousands)	(oz)	2 360,5	2 185,5	8,0
Steady state operations	(thousands)	(oz)	1 831,0	1 835,6	(0,3)
Rustenburg Section Steady State	(thousands)	(oz)	571,3	611,5	(6,6)
Union Section	(thousands)	(oz)	318,2	276,7	15,0
Amandelbult Section	(thousands)	(oz)	644,7	677,6	(4,9)
Potgietersrust Platinums	(thousands)	(oz)	191,8	164,7	16,5

Lebowa Platinum Mines	(thousands)	(oz)	105,0	105,1	(0,1)
Ramp-up operations	(thousands)	(oz)	529,5	349,9	51,3
Bafokeng-Rasimone Platinum Mine	(thousands)	(oz)	183,5	161,5	13,6
Rustenburg UG2 Project	(thousands)	(oz)	255,0	161,1	58,3
Modikwa Platinum Mine	(thousands)	(oz)	91,0	27,3	233,3
Refined platinum production †	(thousands)	(oz)	2 307,8	2 251,1	2,5
Mining	(thousands)	(oz)	2 264,7	2 238,5	1,2
Purchase of concentrate	(thousands)	(oz)	43,1	12,6	242,1
Platinum pipeline movement	(thousands)	(oz)	52,7	(65,6)	

† Refined metal produced by the refinery and appointed toll treaters from mined material and purchased concentrate, as well as metals in product sold from the refinery.

* Mines' production and purchases of metal in concentrate converted to equivalent refined production using Anglo Platinum's standard smelting and refining recoveries.

Directors and Company Secretary

EXECUTIVE DIRECTORS:

R Havenstein (Chief Executive Officer), D T G Emmett, R G Mills, R H H Van Kerckhoven (Belgian), A I Wood (British).

NON-EXECUTIVE DIRECTORS:

B E Davison (Chairman), L Boyd, M W King, W A Nairn, A J Trahar, P L Zim.

INDEPENDENT NON-EXECUTIVE DIRECTORS:

T A Wixley (Deputy Chairman), C B Brayshaw, B A Khumalo, T H Nyasulu.

ALTERNATE DIRECTORS:

A H Calver (British), J M Halhead (British), R Pilkington, C B Sheppard, V P Uren.

Company Secretary:

R A Venter.

Registered Office
55 Marshall Street, Johannesburg, 2001
(P.O. Box 62179, Marshalltown, 2107)
Facsimile +27 11 373-5111   Telephone +27 11 373-6111

South African Registrars
Computershare Limited
(Registration No. 1958/003546/06)
70 Marshall Street, Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 836-0792/6145   Telephone +27 11 370-7700

London Secretaries
Anglo American Services (UK) Limited,
20 Carlton House Terrace, London, SW1Y 5AN, England
Facsimile +44 207 698-8755   Telephone +44 207 698-8888

United Kingdom Registrars
Capita IRG plc, The Registry,
34 Beckenham Road, Beckenham, Kent, BR3 4TU, England
Facsimile +44 207 478-7717 Telephone +44 207 478-8241
Internet Address: http://www.angloplatinum.com
E-mail enquiries should be directed to: mmtakati@angloplat.com

ANGLO AMERICAN

News Release

16 February 2004

Anglo American plc ("Anglo American") notification:
Anglo Platinum annual results 2003

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 12 months to 31 December 2003, attached hereto.

Anglo American Platinum Corporation Limited ("Anglo Platinum")
(Incorporated in the Republic of South Africa)
(Registration number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181
A member of the Anglo American plc group
Results for the year ended 31 december 2003
Equivalent refined platinum production* increases by 8,0%

* Mines' production and purchases of metal in concentrate converted to equivalent refined production using Anglo Platinum's standard smelting and refining recoveries.

- Dividend cover maintained
- Earnings adversely affected by strong rand

Consolidated Income Statement

R millions	Notes	Audited Year ended 31 December 2003	Audited Year ended 31 December 2002	% Change
Gross sales revenue		16 508,6	20 285,7	
Commissions paid		(408,2)	(733,0)	
Net sales revenue		16 100,4	19 552,7	(18)
Cost of sales (Segmental information)		(12 190,5)	(10 129,9)	(20)
Gross profit on metal sales		3 909,9	9 422,8	(59)
Other net expenditure	5	(269,3)	(754,7)	
Market development and promotional expenditure		(257,5)	(266,5)	
Operating profit		3 383,1	8 401,6	(60)
Net interest (paid)/received	6	(236,9)	155,7	
Income from associates		35,0	181,6	
Profit before taxation		3 181,2	8 738,9	(64)
Taxation		(1 089,3)	(2 998,9)	64
Net profit		2 091,9	5 740,0	(64)
Headline earnings		2 091,7	5 630,4	(63)
Number of ordinary shares in issue (millions)		215,4	214,9	
Weighted average number of ordinary shares in issue (millions)		215,1	214,5	

Earnings per share (cents)			
- Basic	972,5	2 676,0	(64)
- Headline	972,4	2 624,9	(63)
- Diluted (basic)	971,2	2 671,0	(64)
- Diluted (headline)	971,1	2 620,0	(63)
Dividends per share (cents)	640	1 800	(64)
- Interim	370	900	
- Final	270†	900	
Dividend cover (headline earnings)	1,5	1,5	
Reconciliation between basic and headline earnings			
Net profit	2 091,9	5 740,0	
Adjustments:			
Profit on disposal of mineral rights	(64,6)	(98,0)	
Goodwill amortization	13,1	-	
Negative goodwill amortization	(11,6)	(11,6)	
Scrapping of property, plant and equipment	62,9	-	
Carrying amount	89,8	-	
Deferred taxation effect	(26,9)	-	
Headline earnings	2 091,7	5 630,4	

† Proposed ordinary dividend.

Segmental Information± (audited)

R millions	Mined	Purchased metals in concentrate	Total
For the year ended 2003			
GROSS SALES REVENUE	16 161,3	347,3	16 508,6
Commissions paid	(399,2)	(9,0)	(408,2)
NET SALES REVENUE	15 762,1	338,3	16 100,4
COST OF SALES	(11 923,1)	(267,4)	(12 190,5)
On-mine	(9 968,9)	-	(9 968,9)
Cash operating costs	(9 027,1)	-	(9 027,1)
Amortization	(941,8)	-	(941,8)
Purchase of metals in concentrate	-	(291,6)	(291,6)
Smelting	(1 015,9)	(21,2)	(1 037,1)
Cash operating costs	(891,5)	(18,6)	(910,1)
Amortization	(124,4)	(2,6)	(127,0)
Treatment and refining	(857,2)	(16,9)	(874,1)
Cash operating costs	(781,1)	(15,2)	(796,3)
Amortization	(76,1)	(1,7)	(77,8)
Increase in metal inventories	511,0	73,9	584,9
Other costs	(592,1)	(11,6)	(603,7)
GROSS PROFIT ON METAL SALES	3 839,0	70,9	3 909,9
Gross profit margin (%)	23,8	20,4	23,7
Cost of sales per Pt ounce sold (Rand)	5 305	5 735	5 313
For the year ended 2002			
GROSS SALES REVENUE	20 194,4	91,3	20 285,7
Commissions paid	(723,3)	(9,7)	(733,0)
NET SALES REVENUE	19 471,1	81,6	19 552,7
COST OF SALES	(10 049,2)	(80,7)	(10 129,9)
On-mine	(8 017,7)	-	(8 017,7)
Cash operating costs	(7 369,4)	-	(7 369,4)

Amortization	(648,3)	-	(648,3)
Purchase of metals in concentrate	-	(121,9)	(121,9)
Smelting	(690,0)	(7,8)	(697,8)
Cash operating costs	(633,6)	(7,0)	(640,6)
Amortization	(56,4)	(0,8)	(57,2)
Treatment and refining	(808,3)	(2,0)	(810,3)
Cash operating costs	(750,2)	(1,8)	(752,0)
Amortization	(58,1)	(0,2)	(58,3)
Increase in metal inventories	55,4	53,7	109,1
Other costs	(588,6)	(2,7)	(591,3)
GROSS PROFIT ON METAL SALES	9 421,9	0,9	9 422,8
Gross profit margin (%)	46,7	1,0	46,5
Cost of sales per Pt ounce sold (Rand)	4 485	8 495	4 502

± The Group produces PGMs primarily in South Africa. The risks and rewards associated with the individual operations are not sufficiently dissimilar to warrant identification of seperate geographical segments. Therefore, only business segments are reported.

Group Statement of Changes in Equity (audited)

R millions	Share capital	Share premium	Unrealized hedging deficit	Accumulated profits	Total
Balance as at 31 December 2001 - previously reported	21,4	1 203,6	-	11 296,6	12 521,6
Change in accounting policy with respect to recognizing metals in concentrate as inventory on the balance sheet (Note 2)				215,4	215,4
Gross				322,1	322,1
Taxation				(106,7)	(106,7)
Balance as at 31 December 2001 - restated	21,4	1 203,6	-	11 512,0	12 737,0
Net profit				5 740,0	5 740,0
Dividends paid in cash				(5 362,9)	(5 362,9)
Share capital issued	0,1	74,8			74,9
Repurchase of ordinary shares	-	(524,4)		519,5	(4,9)

Cost of shares sold by wholly owned subsidiary to Company	0,2			491,8	492,0
Unrealized after-tax Group profit on disposal of Company shares				27,7	27,7
Shares repurchased by Company from wholly owned subsidiary (cancelled)	(0,2)	(524,4)			(524,6)
Balance as at 31 December 2002	21,5	754,0	–	12 408,6	13 184,1
After-tax changes in forward metal prices (Note 9)			(164,0)		(164,0)
Net profit				2 091,9	2 091,9
Dividends paid in cash				(2 731,6)	(2 731,6)
Share capital issued	–+	42,3			42,3
Balance as at 31 December 2003	21,5	796,3	(164,0)	11 768,9	12 422,7

+ Less than R50 000.

Consolidated Balance Sheet

R millions	Notes	Audited as at 31 December 2003	Audited as at 31 December 2002
ASSETS			
Non-current assets		22 493,9	16 192,3
Property, plant and equipment		14 550,8	10 503,1
Capital work-in-progress		7 249,2	4 941,5
Platinum Producers' Environmental Trust		113,4	89,3
Investment in associates	7	484,0	557,6
Non-current accounts receivable		96,5	100,8
Current assets		5 295,7	5 017,6
Inventories	2	2 439,6	1 819,9
Accounts receivable		2 286,7	1 617,7
Cash and cash equivalents		569,4	1 580,0
Total assets		27 789,6	21 209,9
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		21,5	21,5
Share premium		796,3	754,0
Unrealized hedging deficit		(164,0)	-
Accumulated profits before proposed ordinary dividend and related secondary tax on companies (STC)		11 768,9	12 408,6
Accumulated profits after proposed ordinary dividend and related STC		11 114,6	10 232,7
Proposed ordinary dividend		581,6	1 934,1
STC in respect of proposed ordinary dividend		72,7	241,8
Shareholders' equity		12 422,7	13 184,1
Non-current liabilities		5 560,8	4 687,5
Deferred taxation		4 438,9	3 870,0
Environmental obligations		308,7	192,8
Employees' service benefit obligations		488,9	488,3
Obligations due under finance leases		324,3	136,4
Current liabilities		9 806,1	3 338,3
Interest bearing borrowings	8	7 168,1	-
Accounts payable		1 903,4	1 857,4

Other financial liabilities	9	336,2	36,3
Taxation		398,4	1 444,6
Total equity and liabilities		27 789,6	21 209,9

Consolidated Cash Flow Statement

R millions	Audited Year ended 31 December 2003	Audited Year ended 31 December 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	15 476,5	20 004,9
Cash paid to suppliers and employees	(12 117,2)	(10 387,5)
Cash from operations	3 359,3	9 617,4
Interest paid	(277,4)	(35,4)
Taxation paid	(1 474,9)	(3 304,1)
Net cash from operating activities	1 607,0	6 277,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(7 423,6)	(5 994,1)
To maintain operations	(3 952,7)	(2 140,9)
To expand operations	(3 270,4)	(3 853,2)
Interest capitalized	(200,5)	-
Proceeds from sale of plant, equipment and mineral rights	134,8	778,4
Investment in associates	(1,5)	(312,4)
Interest received	106,7	195,4
Growth in Platinum Producers' Environmental Trust	11,2	7,7
Capital reduction by Northam Platinum Limited	28,7	39,0
Dividends received	47,3	89,7
Net cash used in investing activities	(7 096,4)	(5 196,3)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		
Proceeds from the issue of share capital	-+	0,1
Increase in share premium	42,3	74,8
Raised from current interest bearing borrowings	7 168,1	-
Dividends paid	(2 731,6)	(5 362,9)
Net cash from/(used in) financing activities	4 478,8	(5 288,0)

Net decrease in cash and cash equivalents	(1 010,6)	(4 206,4)
Cash and cash equivalents at beginning of year	1 580,0	5 786,4
Cash and cash equivalents at end of year	569,4	1 580,0
MOVEMENT IN NET DEBT		
Net cash at beginning of year	1 443,6	5 786,4
Net cash from operating activities	1 607,0	6 277,9
Net cash used in investing activities	(7 096,4)	(5 196,3)
Other	(2 877,2)	(5 424,4)
Net (debt)/cash at end of year	(6 923,0)	1 443,6
Made up as follows:		
Cash and cash equivalents	569,4	1 580,0
Interest bearing borrowings	(7 168,1)	-
Obligations due under finance leases	(324,3)	(136,4)
	(6 923,0)	1 443,6

+ Less than R50 000.

Notes (audited)

1. The preliminary report is prepared on the historical cost basis, except for certain financial instruments that are fairly valued, using accounting polices that comply with International Financial Reporting Standards issued by the International Accounting Standards Board, South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and the JSE Securities Exchange, South Africa Listings Requirements. Except for the change in accounting policy described below, the policies are consistent with those applied in the financial statements for the year ended 31 December 2002.

2. Change in accounting policy

The Group is increasingly entering into agreements to purchase significant quantities of concentrate from joint venture partners. When such material is on hand at the end of a reporting period, it is recognized as inventory on the Group's balance sheet. To ensure that the accounting treatment of 'purchased' and 'produced' concentrate is congruent, the Group has changed its accounting policy to recognize its own production of metals in concentrate within inventory. This change in accounting policy results in improved matching of costs with revenue.

The change in accounting policy resulted in a net credit to accumulated profits at 1 January 2002 of R215,4 million, after tax of R106,7 million.

Opening retained earnings, inventory and taxation have been restated, but no restatement of earnings for the year ended 31 December 2002 was carried out as the change in accounting policy is not material to those results.

	Gross Rm	Taxation Rm	Net Rm
Effect of the change in accounting policy with respect to recognizing purchased and produced concentrate inventory:			
Opening retained earnings 2002	322,1	(106,7)	215,4
Earnings for the year ended 31 December 2003	110,9	(33,3)	77,6

	Audited Year ended 31 December 2003 Rm	Audited Year ended 31 December 2002 Rm
3. Directors' emoluments		
Fees, salaries, benefits, bonuses and other	33,5	22,0
Profit or share options exercised	16,8	52,5
	50,3	74,5
4. Amortization and depreciation of property, plant and equipment		
Amortization of mining and process property, plant and equipment consists of the following categories:		
Operating assets	1 146,6	763,8
Mining	941,8	648,3
Smelting	127,0	57,2
Treatment and refining	77,8	58,3
Amortization included in other costs	38,2	-
Depreciation - non-mining assets	41,8	33,4
	1 226,6	797,2

Notes (audited) (continued)

R millions	Audited Year ended/ as at 31 December 2003	Audited Year ended/ as at 31 December 2002
5. Other net expenditure		
Other net (expenditure)/income consists of the following principal categories:		
Realized and unrealized foreign exchange losses	(417,2)	(879,1)
Restructuring costs++	(111,4)	-
Profit on commodity contracts	157,3	-
Profit on disposal of mineral rights	64,6	98,0
Other	37,4	26,4
	(269,3)	(754,7)

++Restructuring costs mainly relate to costs incurred as a result of the slowdown of expansion projects.

6. Net interest (paid)/received

Net interest (paid)/received consists of the following principal categories:

Interest expensed	(286,9)	(35,4)
Interest paid	(487,4)	(35,4)
Less: Capitalized	200,5	-
Time value of money adjustment to environmental obligations	(68,3)	(13,4)
Decommissioning	(62,9)	(10,7)
Restoration	(5,4)	(2,7)
Interest received	106,7	195,4
Growth in Platinum Producers' Environmental Trust	11,2	7,7
Dividends received	0,4	1,4
	(236,9)	155,7

7. Investment in associates

Listed - Ordinary shares (Market value: R515,8 million (2002: R972,8 million))	240,6	259,3
Unlisted (Directors' valuation: R243,4 million (2002: R298,3 million))	243,4	298,3
Ordinary shares	159,8	201,6
Redeemable preference shares	83,6	96,7
	484,0	557,6

	2003 Facility	2003 Utilized	2002 Utilized
8. Interest bearing borrowings			
The Group has the following available and utilized borrowing facilities:			
Bank overdrafts:	10 173,6	7 168,1	-

At the end of 2002, the Group had borrowing facilities of R2 735 million available, none of which had been utilized.

The weighted average borrowing rate at 31 December 2003 was 8,6925%.

Borrowing powers

The borrowing powers in terms of the Articles of Association of the Company and its subsidiaries are unlimited.

	Audited as at 31 December 2003	Audited as at 31 December 2002
9. Other financial liabilities		
Fair value of forward foreign exchange contracts§	90,4	36,3
Fair value of forward metal contracts designated as cash flow hedges #	245,8	-
	336,2	36,3

§ Forward foreign exchange contracts (FEC's):

The fair value of FEC's represents the movement between contracted rates and year-end forward rates. These movements are recognized in the income statement.

Forward metal contracts:

Changes in the value of forward metal contracts caused by movements in forward prices since inception of the contracts are recognized in the unrealized hedging deficit. The net amount of R164,0 million charged to the unrealized hedging deficit is made up of R234,3 million less deferred taxation of R70,3 million. Changes in the value caused by translating the value of the forward contracts to rand are recognized in the income statement. This amounts to a charge of R11,5 million less taxation of R3,5 million.

At 31 December 2003 the Group held forward contracts to fix the US$ price of future sales relating to a nickel supply agreement. The objective is to hedge the Group against variability in future cash flows. The terms of the forward contracts are to sell 11 088 tons of nickel at US$ 12 540 per ton. The forward metal contracts are valued using forward metal prices that match the contractual maturity dates.

10. Commitments

Mining and process property, plant and equipment		
Contracted for	1 800,0	2 094,3
Not yet contracted for	11 943,4	14 850,6
Authorized by the directors	13 743,4	16 944,9
Allocated for:		
Expansion of capacity	7 424,8	13 913,9
- within one year	2 844,3	5 013,9
- thereafter	4 580,5	8 900,0
Maintenance of capacity	6 318,6	3 031,0
- within one year	3 457,9	1 570,1
- thereafter	2 860,7	1 460,9
Other		
Operating lease rentals - buildings	711,5	177,7
- within one year	35,6	25,1
- within two to five years	160,5	64,5
- thereafter	515,4	88,1
Information Technology Service Providers	126,6	139,4
- within one year	33,4	42,9
- thereafter	93,2	96,5

These commitments will be funded from cash resources, future operating cash flows, borrowings and any other funding strategies embarked on by the Group.

11. Contingent liabilities

Letters of comfort have been issued to financial institutions to cover certain banking facilities. There are no encumbrances of Group assets, other than the houses held under finance leases by the Group.

The Group provided guarantees in favour of Changing Tides 166 (Proprietary) Limited, a wholly owned subsidiary of Group Five. The guarantee provides security for lease payments to Group Five by the Anglo Platinum Housing Trust (APHT). The probability of any obligation arising under this guarantee is considered remote.

The Group provided a guarantee in favour of Nedcor Limited (Nedcor) for financing provided by Nedcor to Salene Mining (Proprietary) Limited (Salene). The Group provided the guarantee to enable Salene to put mining infrastructure in place. The guarantee is valid until 1 July 2006 or earlier, on repayment by Salene of the loan. Salene will sell all ore production from the mine to the Group. The facility granted by Nedcor to Salene is for a maximum amount of R120 million. In the event that Nedcor calls up the guarantee, the Group holds bonds over sufficient assets of Salene to make good any obligations that may be incurred.

It is unlikely that the Group will incur obligations under this guarantee.

As a result of the slowdown of capital projects, contracts with suppliers are being renegotiated. As a part of the negotiations certain cancellation costs may result. The amount of this will only be known and recognised during the course of 2004.

Aquarius Platinum (South Africa) (Proprietary) Limited holds a put option to put their interest in the pooling and sharing arrangement to the Group in the case of termination of that relationship. The probability of the option being exercised is considered remote. The amount of such an obligation is dependent on a discounted cash flow valuation at that point in time.

12. Comparative figures

Comparatives figures have been restated in accordance with the change in accounting policy.

Corporate Governance

The Board is of the view that the Company and its subsidiaries are fully compliant with the recommendations as set out in the Code of Corporate Practices and Conduct contained in King 2.

Report of the Independent Auditors

To the members of

Anglo American Platinum Corporation Limited

The summarized financial statements of Anglo American Platinum Corporation Limited and its subsidiaries set out above have been derived from the annual financial statements of the Group for the year ended 31 December 2003. We have audited the annual financial statements in accordance with statements of South African Auditing Standards. In our report dated 13 February 2004, we expressed an unqualified opinion on the financial statements from which the summarized annual financial statements were derived.

Audit opinion

In our opinion, the accompanying summarized financial statements are consistent, in all material respects, with the annual financial statements from which they were derived.

For a better understanding of the scope of our audit and the Group's financial position, the results of its operations and cash flows for the year, the summarized financial statements should be read in conjunction with our audit report and the annual financial statements from which the summarized financial statements were derived.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

13 February 2004

COMMENTARY

1. SAFETY

Anglo Platinum's continuous focus on safety programmes resulted in a significant improvement in the lost-time injury frequency rate per 200 000 hours worked ("LTIFR") for the period under review. The LTIFR was 0,7 for 2003 compared with 1,2 for 2002. Notwithstanding the overall improvement in safety, The board reports with deep regret that 24 employees died at managed operations as a result of work related accidents, and extends its deepest condolences to the families, friends and colleagues of the deceased. The Group is wholly committed, as a matter of the highest priority, to ongoing education and improvements in safety and to eliminating fatalities at work. It is management's firm belief that continued focus on the Behaviour-Based Safety process will deliver the mindset change required to reduce the number of injuries and fatal accidents in 2004.

2. RESULTS SUMMARY

Total platinum received at the smelters, including platinum purchased from joint venture partners, increased by 8,0%, and was equivalent to refined platinum production of 2,36 million ounces at standard processing recoveries. 53 000 of these ounces were permanently absorbed into the production pipeline because of higher volumes and the new Polokwane Smelter. Refined platinum output amounted to 2,31 million ounces, slightly ahead of the target announced in July 2003.

The temporary increase in pipeline stock levels reported with the interim results was successfully processed by the end of 2003, resulting in a significant increase in production and sales volumes in the second half of the year.

The average rand / US dollar exchange rate achieved on sales for 2003 was 28,2% lower than for 2002. Had the average rand / US dollar exchange rate been the same as that for 2002, gross sales revenue would have been R5,72 billion higher than the R16,51 billion recorded. Cost of sales rose to R12,19 billion, mainly because of increased production from ramp up operations and inflationary cost pressures. Headline earnings declined by 62,8% to R2,09 billion. Headline earnings per share decreased by 63,0% to 972 cents per share. Dividend cover has been maintained at 1,5 in line with last year, and accordingly a final dividend of 270 cents per share has been declared. This brings the total dividend declared for 2003 to 640 cents per share.

3. OPERATIONS

Mining operations

Total platinum ounces delivered to the smelters increased by 8,0% in 2003, with the Rustenburg UG2 project, Modikwa, Bafokeng-Rasimone, Potgietersrust and Union Section all producing more ounces than in 2002.

The increasing shift to UG2 mining resulted in a lower head grade and associated lower concentrating recovery. This led to a 3,8% decrease in the ratio of platinum ounces produced to tons milled in 2003, with its concomitant impact on cost per platinum ounce produced.

Mining costs

The cash on-mine costs per ton milled at steady state operations increased by 8,6%, primarily because of the 9,5% annual wage increase negotiated in 2002, the cost to equalise retirement fund contribution rates across the Group and above-inflation increases in steel costs. In addition, the Group raised the level of expenditure in key areas such as safety, training and health. As a result of the lower grade and recovery arising from increased UG2 production, the cash cost per equivalent refined platinum ounce at steady state operations increased by 12,0 %.

Cash on-mine costs at ramp-up operations increased owing to higher production. Unit costs at these operations were relatively high as they continue to ramp up to steady state production.

Process operations

The key feature of the performance of the process operations in 2003 is the significant increase in smelting capacity that has been put in place with the commissioning of the Polokwane Smelter, the Anglo Platinum Converting Process (ACP) plant and the Slag-cleaning Furnace. The commissioning activity caused a temporary build-up of some 160 000 equivalent refined platinum ounces at the end of June, which were all released by the end of the year. As a result of higher production levels and bringing Polokwane Smelter into operation, metals in the process pipeline increased by some 53 000 equivalent refined platinum ounces.

The base and precious metals refineries performed well throughout 2003.

Process costs

During 2003 the old converters and acid plant were operated in tandem with the new ACP converter to provide dual processing capability during the ramp-up of the new plant. Together with the commissioning of the Polokwane Smelter, this resulted in an increase in cash smelting costs of R269,5 million to R910,1 million.

The old converters and acid plant will be retained on standby until substituted by a standby converter at the ACP plant in 2005, to ensure the availability of converting capacity in the event of downtime at the new ACP converter. The Group's total installed smelting and converting capacity is greater than the mines' short term requirements and consequently unit costs per ton smelted will not reduce significantly until increased concentrate deliveries from the expansion programme result in a more economic alignment of throughput to capacity. Smelting costs are being vigorously reviewed to reduce them in line with actual throughput as far as possible.

Cash treatment and refining costs increased by 5,9%, from R752,0 million to R796.3 million. The cash treatment and refining cost per refined platinum ounce was contained below CPIX, and increased by 3,3% per ounce.

Total operating costs

The cost of sales per refined platinum ounce sold, excluding the sales volume and costs attributable to purchased ounces, increased by 18,3% in 2003. This is due to the combined impact of the factors discussed above - cost increases greater than inflation in respect of labour, steel, safety, health and training; increased volumes at ramp-up operations with high unit costs; lower grade and recovery owing to the ongoing increase in UG2 production; and a large increase in smelting costs attributable to the new capacity commissioned during the year. In addition amortisation of operating assets increased in line with the Group's capital expenditure programme and includes amortisation on new operations brought into use in 2003.

Clearly, increases of this magnitude are not acceptable, particularly with the increased pressure on margins due to the strong rand. Management has initiated a comprehensive review of costs and structures across the Group. The short term target of this exercise, taking into account the effect of wage increases

and contract prices that are already locked in for the first half of 2004, is to achieve a unit cash cost increase in line with CPIX for 2004.

4. FINANCIAL RESULTS

Gross sales revenue decreased by R3,78 billion to R16,51 billion. The decrease was caused primarily by the stronger rand (R5,72 billion), partly offset by an increase in US dollar revenues for metals sold (R1,33 billion) and higher sales volumes (R0,61 billion). The net sales revenue per platinum ounce sold ("basket price") decreased by 19,3%, from R8 690 in 2002 to R7 017 in 2003.

Cost of sales rose by R2,06 billion to R12,19 billion:
Cash mining, smelting and refining costs increased by R1,97 billion to R10,73 billion as explained in the Operations section of the commentary.

Purchases of metal in concentrate increased by R169,7 million to R291,6 million, owing mainly to higher purchases from the Modikwa Joint Venture.

Amortisation of operating assets rose by R382,8 million. Amortization of smelting assets increased by 122,0% or R69,8 million as a result of bringing the Polokwane Smelter and the ACP Converter into use in 2003. Amortization of mining assets increased by R293,5 million owing to higher amortisation of the Modikwa and the Rustenburg UG2 project, which were only in use for part of 2002, and a general increase in amortisation charges across the operations resulting from ongoing capital expenditure.

The value of metals in inventory increased by R584,9 million during 2003 as a result of higher stocks and cost increases.

Other net expenditure in 2003 amounted to R269,3 million compared with R754,7 million in 2002. This primarily reflects lower foreign exchange losses resulting from a lower appreciation of the rand than in the previous period. Profits of R157,3 million realised on commodity contracts were largely offset by costs of R111,4 million incurred as a result of the slow-down of the rate of implementation of the expansion projects.

Net interest paid during the review period amounted to R236,9 million, compared with net interest received of R155,7 million in 2002, as a result of the Group moving into a borrowed position.

Interest paid is net of R200,5 million of interest on borrowings allocated to capital projects under construction.

5. CAPITAL EXPENDITURE

Capital expenditure amounted to R7,42 billion (2002: R5,99 billion). Expenditure to maintain operations increased from R2,14 billion to R3,95 billion owing to increased expenditure on projects to replace production at steady state mines, including the Rustenburg UG2 project. Expansion capital expenditure amounted to R3,27 billion (2002: R3,85 billion) and interest of R0,20 billion was capitalised (2002: nil).

6. FINANCIAL STRUCTURE

During the year ended 31 December 2003, the Group moved from a net cash position of R1,44 billion to a net debt position of R6,92 billion - a net outflow of R8,36 billion. Cash generated by operations amounted to R3,36 billion (2002: R9,62 billion). Payments consisted mainly of capital expenditure totalling R7,42 billion (2002: R5,99 billion), dividends of R2,73 billion (2002: R5,36 billion) and taxation of R1,47 billion (2002: R3,30 billion).

Borrowings at the end of 2003 consist primarily of short term debt facilities. A financing programme has been selected in conjunction with - external financiers and with Anglo Platinum's major shareholder, Anglo American plc. The proposed financing programme includes the raising of R4 billion through a rights issue and a dividend reinvestment election in respect of the final dividend for the 2003 financial year. The R4 billion is to be raised through the issue of convertible perpetual preference shares. All existing shareholders will have the opportunity to participate.

Anglo American plc has agreed to reinvest its portion of the Group's final dividend and to take up its portion of the Group's rights issue.

7. NEW MINERALS LEGISLATION AND EMPOWERMENT OF HISTORICALLY DISADVANTAGED SOUTH AFRICANS

Anglo Platinum continues to work closely with the Department of Minerals and Energy and good progress is being made towards meeting the ownership and attributable production requirements of the Mineral and Petroleum Resources Development Act and Broad Based Economic Empowerment Charter. All of the required mining

licences in respect of "old-order" mineral rights have been granted and the Group is preparing itself to convert these to "new-order" rights in accordance with the requirements of the new Act. Several significant ventures with Historically Disadvantaged South African (HDSA) partners have commenced, and other agreements are being negotiated. Employment equity targets are being vigorously pursued.

Anglo Platinum maintains a positive attitude towards the Minerals and Petroleum Resources Development Act, the Mining Charter and Scorecard. The Group continues to engage Government on the Mineral and Petroleum Royalty Bill.

8. SOCIAL RESPONSIBILITY AND HIV/AIDS

Anglo Platinum continues to invest significantly in social upliftment programmes encompassing home ownership around the Group's operations, local economic development, the provision of healthcare and the economic development of areas providing migrant labour.

The Group acknowledges the need to manage the business impacts of HIV/AIDS and a comprehensive programme is in place to address all aspects of this pandemic. Free antiretroviral treatment for employees was introduced in 2003.

9. PROJECTS

During 2003 a strategy review was conducted in the context of the strong rand, which has a significant impact on operating margins, cash generation and the funding requirements of new projects. The review confirmed Anglo Platinum's confidence in the robustness of current and future demand for platinum , and accordingly Anglo Platinum remains firmly committed to expanding its production base. However, in view of the current strength of the rand and uncertainty as to its movements, the rate of implementation of the expansion projects has been slowed. Production of refined platinum in 2006 is now planned to be 2,9 million ounces, which represents a compound annual production growth rate of 8% from 2003 to 2006.

Significant progress was made with the project programme. The Polokwane Smelter, designed to process concentrate from Eastern Limb operations, was successfully commissioned in March. The slag-cleaning furnace at Rustenburg was commissioned. The ACP converter plant was brought on stream and is ramping up to full production.

Phase 1 of the Western Limb Tailings Project was commissioned ahead of schedule. Agreement was reached with Aquarius Platinum to jointly mine contiguous properties in the Kroondal area with effect from November 2003 and the Bafokeng-Rasimone, Rustenburg UG2 and Modikwa projects have continued to increase production levels.

10. DIVIDEND

The Group is committed to large capital expenditures for several years in order to increase production volumes. During this period cash generated by operations may vary considerably, depending on short-term metal prices and the rand / US dollar exchange rate. The declaration of cash dividends will continue to be considered by the Board in conjunction with an evaluation of current and future funding requirements, and will be adjusted to levels considered appropriate at the time of the declaration. Dividends will be paid out of cash generated from operations.

Accordingly, the Board has declared a final cash dividend of 270 cents per ordinary share, with the option to reinvest the dividend in the company's equity. This brings the total dividend declared for 2003 to 640 cents per ordinary share.

11. PROSPECTS

The Group's refined platinum production is planned to increase to approximately 2,45 million ounces in 2004.

Platinum prices are expected to remain firm due to the fundamental strength of demand for the metal. The market is experiencing historically high prices above $800 per ounce after a strong rally from around $600 per ounce in May 2003. The buoyant price is believed to be related partly to the weakness of the US dollar relative to the major currencies and the SA rand and partly to sustained physical offtake from all sectors, lower than expected production levels, and anticipation of recovering economic growth around the world.

The prices of other PGMs, including palladium and rhodium, appear range bound, although palladium could potentially benefit from investor interest in anticipation of an increase in offtake of the metal by the automobile sector.

Fundamental trends in the base metal markets, particularly nickel, are supportive of higher prices for these metals in 2004.

Production performance at the beginning of 2004 has been encouraging. The planned increase in volumes and the anticipation of good US dollar metal prices are expected to impact positively on results in 2004. Earnings remain sensitive to the strength of the rand against the US dollar and US dollar metal prices. Should these remain at the levels achieved so far in 2004, earnings for 2004 will be higher than they were in 2003.

R Havenstein	B E Davison	Johannesburg
(Chief Executive Officer)	(Chairman)	13 February 2003

Declaration of ordinary dividend (No. 102) and option to elect to reinvest dividend

Notice is hereby given that on Friday, 13 February 2004 the Board of directors of Anglo Platinum has declared a final cash dividend of 270 cents (2002: 900 cents) per ordinary share in respect of the financial year ended 31 December 2003 (the cash dividend).

In addition, the Board has proposed that shareholders be given the option to elect (the reinvestment election) to use the proceeds of the cash dividend to subscribe for new ordinary shares in Anglo Platinum (the subscription shares).

The number of subscription shares to which the shareholders will become entitled, will be determined by the ratio that 270 cents per share multiplied by 1,05 bears to the issue price. The issue price is defined as the weighted average traded price of the ordinary shares of the Company on the JSE Securities Exchange South Africa (JSE) for the five business days ending Thursday, 4 March 2004.

To the extent that shares cannot be subscribed for using the proceeds of the cash dividend, that portion of the cash dividend which is insufficient to subscribe for a whole share or an additional whole share (the cash dividend portion) will be posted to shareholders on the payment date.

The subscription shares will be issued on Tuesday, 23 March 2004, and the adjusted number of shares will be listed on the JSE on that date. Documentation dealing with the subscription shares and election will be posted to shareholders on Monday, 16 February 2004.

Only shareholders recorded in the register on Friday, 19 March 2004, will be entitled to receive the cash dividend or be able to make the reinvestment election.

Salient Dates for South Africa and United Kingdom	2004
Circular incorporating a form of election posted to shareholders	Monday, 16 February
Election period opens at 09:00	Monday, 16 February
Last day to trade to receive cash dividend and to be entitled to the reinvestment election	Friday, 12 March
Ordinary shares trade "ex" dividend	Monday, 15 March
Maximum number of new ordinary shares listed on the JSE in respect of the reinvestment election	Monday, 15 March
Election period closes as 12:00 (see note)	Friday, 19 March
Record date to receive the cash dividend for the reinvestment election	Friday, 19 March
Dividend cheques or, where applicable, share certificates and cheques in respect of the cash dividend portion posted to certified shareholders	Tuesday, 23 March
Safe custody accounts with the Central Securities Depository Participant (CSDP) or broker credited and/or updated	Tuesday, 23 March
Results announcement published on SENS	Tuesday, 23 March
Results announcement published in press	Wednesday, 24 March
Adjusted number of new ordinary shares listed on the JSE on or about	Wednesday, 24 March

No dematerialization or rematerialization of share certificates may take place between Monday, 15 March 2004, and Friday, 19 March 2004, both days inclusive.

Note:

Dematerialized shareholders are required to notify their duly appointed CSDP or broker of their acceptance of the offer in the manner and time stipulated in the agreement governing the relationship between the shareholder and his/her CSDP or broker.

By order of the Board

R A VenterJohannesburg

Company Secretary13 February 2004

Annual General Meeting

The Annual General Meeting of members of Anglo American Platinum Corporation Limited will be held on the 18th Floor, 55 Marshall Street, Johannesburg, on Tuesday, 16 March 2004.

supplementary information

Consolidated Statistics (unaudited)

Total operations		Year ended 31 December 2003	Year ended 31 December 2002	% change
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	696	544	27,9
Palladium	(US$/oz)	198	329	(39,8)
Rhodium	(US$/oz)	527	831	(36,6)
Nickel	(US$/lb)	4,07	3,03	34,3
Net sales revenue per Pt ounce sold	(US$)	948	843	12,5
Platinum	(R/oz)	5 140	5 567	(7,7)
Palladium	(R/oz)	1 459	3 403	(57,1)
Rhodium	(R/oz)	3 967	8 683	(54,3)
Nickel	(R/lb)	30,76	31,92	(3,6)
Net sales revenue per Pt ounce sold	(R)	7 017	8 690	(19,3)
Average exchange rate achieved on sales	(R: $)	7,4055	10,3101	(28,2)
Exchange rate at end of year	(R: $)	6,6679	8,5775	(22,3)
Financial statistics and ratios				
Gross profit margin	(%)	23,7	46,5	(49,0)
Earnings before interest, taxation, depreciation and amortization (EBITDA)	(R millions)	4 578,5	9 376,1	(51,2)
Operating profit to average operating assets	(%)	20,2	68,5	(70,5)
Return on average shareholders' equity	(%)	16,3	44,3	(63,2)
Return on capital employed	(%)	10,5	43,1	(75,6)
Interest cover - EBITDA		9,6	264,6	(96,4)
Net debt to total capital employed	(%)	34,9	(11,8)	(395,8)

Interest-bearing debt to shareholders' equity		(%)	60,3	–	100,0
Analysis of operating contribution by mine		(R millions)			
Rustenburg Section Steady State			1 130,0	2 794,2	(59,6)
Union Section			413,7	1 059,3	(60,9)
Amandelbult Section			2 106,7	3 886,2	(45,8)
Potgietersrust Platinums			509,9	926,1	(44,9)
Lebowa Platinum Mines			163,4	450,1	(63,7)
Steady state operating contribution			4 323,7	9 115,9	(52,6)
Bafokeng-Rasimone Platinum Mine			120,3	433,9	(72,3)
Rustenburg UG2 Project			66,4	451,4	(85,3)
Modikwa Platinum Mine			3,2	12,9	(75,2)
Consolidated operating contribution - all operations			4 513,6	10 014,1	(54,9)
Other costs			603,7	591,3	2,1
Gross profit on metal sales			3 909,9	9 422,8	(58,5)
Refined production from mining operations					
Platinum	(thousands)	(oz)	2 264,7	2 238,5	1,2
Palladium	(thousands)	(oz)	1 150,6	1 103,1	4,3
Rhodium	(thousands)	(oz)	225,2	210,0	7,2
Gold	(thousands)	(oz)	114,8	106,7	7,6
Nickel	(thousands)	(tons)	21,9	19,4	12,9
Copper	(thousands)	(tons)	12,8	10,5	21,9
PGMs	(thousands)	(oz)	4 059,0	3 920,6	3,5

Refined production from purchased metals in concentrate					
Platinum	(thousands)	(oz)	43,1	12,6	242,1
Palladium	(thousands)	(oz)	40,3	12,2	230,3
Rhodium	(thousands)	(oz)	7,3	1,7	329,4
Gold	(thousands)	(oz)	1,3	0,4	225,0
Nickel	(thousands) (tons)		0,2	-	100,0
Copper	(thousands) (tons)		0,1	-	100,0
PGMs	(thousands)	(oz)	102,5	27,0	279,6
Total refined production †					
Platinum	(thousands)	(oz)	2 307,8	2 251,1	2,5
Palladium	(thousands)	(oz)	1 190,9	1 115,3	6,8
Rhodium	(thousands)	(oz)	232,5	211,7	9,8
Gold	(thousands)	(oz)	116,1	107,1	8,4
Nickel	(thousands) (tons)		22,1	19,4	13,9
Copper	(thousands) (tons)		12,9	10,5	22,9
PGMs	(thousands)	(oz)	4 161,5	3 947,6	5,4
PIPELINE CALCULATION					
Equivalent refined platinum production *	(thousands)	(oz)	2 360,5	2 185,5	8,0
Steady state operations	(thousands)	(oz)	1 831,0	1 835,6	(0,3)
Rustenburg Section Steady State	(thousands)	(oz)	571,3	611,5	(6,6)
Union Section	(thousands)	(oz)	318,2	276,7	15,0
Amandelbult Section	(thousands)	(oz)	644,7	677,6	(4,9)
Potgietersrust Platinums	(thousands)	(oz)	191,8	164,7	16,5

Lebowa Platinum Mines	(thousands)	(oz)	105,0	105,1	(0,1)
Ramp-up operations	(thousands)	(oz)	529,5	349,9	51,3
Bafokeng-Rasimone Platinum Mine	(thousands)	(oz)	183,5	161,5	13,6
Rustenburg UG2 Project	(thousands)	(oz)	255,0	161,1	58,3
Modikwa Platinum Mine	(thousands)	(oz)	91,0	27,3	233,3
Refined platinum production †	(thousands)	(oz)	2 307,8	2 251,1	2,5
Mining	(thousands)	(oz)	2 264,7	2 238,5	1,2
Purchase of concentrate	(thousands)	(oz)	43,1	12,6	242,1
Platinum pipeline movement	(thousands)	(oz)	52,7	(65,6)	

† Refined metal produced by the refinery and appointed toll treaters from mined material and purchased concentrate, as well as metals in product sold from the refinery.

* Mines' production and purchases of metal in concentrate converted to equivalent refined production using Anglo Platinum's standard smelting and refining recoveries.

Directors and Company Secretary

EXECUTIVE DIRECTORS:

R Havenstein (Chief Executive Officer), D T G Emmett, R G Mills, R H H Van Kerckhoven (Belgian), A I Wood (British).

NON-EXECUTIVE DIRECTORS:

B E Davison (Chairman), L Boyd, M W King, W A Nairn, A J Trahar, P L Zim.

INDEPENDENT NON-EXECUTIVE DIRECTORS:

T A Wixley (Deputy Chairman), C B Brayshaw, B A Khumalo, T H Nyasulu.

ALTERNATE DIRECTORS:

A H Calver (British), J M Halhead (British), R Pilkington, C B Sheppard, V P Uren.

Company Secretary:

R A Venter.

Registered Office
55 Marshall Street, Johannesburg, 2001
(P.O. Box 62179, Marshalltown, 2107)
Facsimile +27 11 373-5111 Telephone +27 11 373-6111

South African Registrars
Computershare Limited
(Registration No. 1958/003546/06)
70 Marshall Street, Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 836-0792/6145 Telephone +27 11 370-7700

London Secretaries
Anglo American Services (UK) Limited,
20 Carlton House Terrace, London, SW1Y 5AN, England
Facsimile +44 207 698-8755 Telephone +44 207 698-8888

United Kingdom Registrars
Capita IRG plc, The Registry,
34 Beckenham Road, Beckenham, Kent, BR3 4TU, England
Facsimile +44 207 478-7717 Telephone +44 207 478-8241
Internet Address: http://www.angloplatinum.com
E-mail enquiries should be directed to: mmtakati@angloplat.com

ANGLO AMERICAN

News Release

16 February 2004

Anglo American plc ("Anglo American") notification:
Anglo Platinum annual results 2003

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 12 months to 31 December 2003, attached hereto.

Anglo American Platinum Corporation Limited ("Anglo Platinum")
(Incorporated in the Republic of South Africa)
(Registration number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181
A member of the Anglo American plc group
Results for the year ended 31 december 2003
Equivalent refined platinum production* increases by 8,0%

* Mines' production and purchases of metal in concentrate converted to equivalent refined production using Anglo Platinum's standard smelting and refining recoveries.

- Dividend cover maintained
- Earnings adversely affected by strong rand

Consolidated Income Statement

R millions	Notes	Audited Year ended 31 December 2003	Audited Year ended 31 December 2002	% Change
Gross sales revenue		16 508,6	20 285,7	
Commissions paid		(408,2)	(733,0)	
Net sales revenue		16 100,4	19 552,7	(18)
Cost of sales (Segmental information)		(12 190,5)	(10 129,9)	(20)
Gross profit on metal sales		3 909,9	9 422,8	(59)
Other net expenditure	5	(269,3)	(754,7)	
Market development and promotional expenditure		(257,5)	(266,5)	
Operating profit		3 383,1	8 401,6	(60)
Net interest (paid)/received	6	(236,9)	155,7	
Income from associates		35,0	181,6	
Profit before taxation		3 181,2	8 738,9	(64)
Taxation		(1 089,3)	(2 998,9)	64
Net profit		2 091,9	5 740,0	(64)
Headline earnings		2 091,7	5 630,4	(63)
Number of ordinary shares in issue (millions)		215,4	214,9	
Weighted average number of ordinary shares in issue (millions)		215,1	214,5	

Earnings per share (cents)			
- Basic	972,5	2 676,0	(64)
- Headline	972,4	2 624,9	(63)
- Diluted (basic)	971,2	2 671,0	(64)
- Diluted (headline)	971,1	2 620,0	(63)
Dividends per share (cents)	640	1 800	(64)
- Interim	370	900	
- Final	270†	900	
Dividend cover (headline earnings)	1,5	1,5	
Reconciliation between basic and headline earnings			
Net profit	2 091,9	5 740,0	
Adjustments:			
Profit on disposal of mineral rights	(64,6)	(98,0)	
Goodwill amortization	13,1	-	
Negative goodwill amortization	(11,6)	(11,6)	
Scrapping of property, plant and equipment	62,9	-	
Carrying amount	89,8	-	
Deferred taxation effect	(26,9)	-	
Headline earnings	2 091,7	5 630,4	

† Proposed ordinary dividend.

Segmental Information± (audited)

R millions	Mined	Purchased metals in concentrate	Total
For the year ended 2003			
GROSS SALES REVENUE	16 161,3	347,3	16 508,6
Commissions paid	(399,2)	(9,0)	(408,2)
NET SALES REVENUE	15 762,1	338,3	16 100,4
COST OF SALES	(11 923,1)	(267,4)	(12 190,5)
On-mine	(9 968,9)	-	(9 968,9)
Cash operating costs	(9 027,1)	-	(9 027,1)
Amortization	(941,8)	-	(941,8)
Purchase of metals in concentrate	-	(291,6)	(291,6)
Smelting	(1 015,9)	(21,2)	(1 037,1)
Cash operating costs	(891,5)	(18,6)	(910,1)
Amortization	(124,4)	(2,6)	(127,0)
Treatment and refining	(857,2)	(16,9)	(874,1)
Cash operating costs	(781,1)	(15,2)	(796,3)
Amortization	(76,1)	(1,7)	(77,8)
Increase in metal inventories	511,0	73,9	584,9
Other costs	(592,1)	(11,6)	(603,7)
GROSS PROFIT ON METAL SALES	3 839,0	70,9	3 909,9
Gross profit margin (%)	23,8	20,4	23,7
Cost of sales per Pt ounce sold (Rand)	5 305	5 735	5 313
For the year ended 2002			
GROSS SALES REVENUE	20 194,4	91,3	20 285,7
Commissions paid	(723,3)	(9,7)	(733,0)
NET SALES REVENUE	19 471,1	81,6	19 552,7
COST OF SALES	(10 049,2)	(80,7)	(10 129,9)
On-mine	(8 017,7)	-	(8 017,7)
Cash operating costs	(7 369,4)	-	(7 369,4)

Amortization	(648,3)	-	(648,3)
Purchase of metals in concentrate	-	(121,9)	(121,9)
Smelting	(690,0)	(7,8)	(697,8)
Cash operating costs	(633,6)	(7,0)	(640,6)
Amortization	(56,4)	(0,8)	(57,2)
Treatment and refining	(808,3)	(2,0)	(810,3)
Cash operating costs	(750,2)	(1,8)	(752,0)
Amortization	(58,1)	(0,2)	(58,3)
Increase in metal inventories	55,4	53,7	109,1
Other costs	(588,6)	(2,7)	(591,3)
GROSS PROFIT ON METAL SALES	9 421,9	0,9	9 422,8
Gross profit margin (%)	46,7	1,0	46,5
Cost of sales per Pt ounce sold (Rand)	4 485	8 495	4 502

± The Group produces PGMs primarily in South Africa. The risks and rewards associated with the individual operations are not sufficiently dissimilar to warrant identification of seperate geographical segments. Therefore, only business segments are reported.

Group Statement of Changes in Equity (audited)

R millions	Share capital	Share premium	Unrealized hedging deficit	Accumulated profits	Total
Balance as at 31 December 2001 - previously reported	21,4	1 203,6	-	11 296,6	12 521,6
Change in accounting policy with respect to recognizing metals in concentrate as inventory on the balance sheet (Note 2)				215,4	215,4
Gross				322,1	322,1
Taxation				(106,7)	(106,7)
Balance as at 31 December 2001 - restated	21,4	1 203,6	-	11 512,0	12 737,0
Net profit				5 740,0	5 740,0
Dividends paid in cash				(5 362,9)	(5 362,9)
Share capital issued	0,1	74,8			74,9
Repurchase of ordinary shares	-	(524,4)		519,5	(4,9)

Cost of shares sold by wholly owned subsidiary to Company	0,2			491,8	492,0
Unrealized after-tax Group profit on disposal of Company shares				27,7	27,7
Shares repurchased by Company from wholly owned subsidiary (cancelled)	(0,2)	(524,4)			(524,6)
Balance as at 31 December 2002	21,5	754,0	–	12 408,6	13 184,1
After-tax changes in forward metal prices (Note 9)			(164,0)		(164,0)
Net profit				2 091,9	2 091,9
Dividends paid in cash				(2 731,6)	(2 731,6)
Share capital issued	–+	42,3			42,3
Balance as at 31 December 2003	21,5	796,3	(164,0)	11 768,9	12 422,7

+ Less than R50 000.

Consolidated Balance Sheet

R millions	Notes	Audited as at 31 December 2003	Audited as at 31 December 2002
ASSETS			
Non-current assets		22 493,9	16 192,3
Property, plant and equipment		14 550,8	10 503,1
Capital work-in-progress		7 249,2	4 941,5
Platinum Producers' Environmental Trust		113,4	89,3
Investment in associates	7	484,0	557,6
Non-current accounts receivable		96,5	100,8
Current assets		5 295,7	5 017,6
Inventories	2	2 439,6	1 819,9
Accounts receivable		2 286,7	1 617,7
Cash and cash equivalents		569,4	1 580,0
Total assets		27 789,6	21 209,9
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		21,5	21,5
Share premium		796,3	754,0
Unrealized hedging deficit		(164,0)	-
Accumulated profits before proposed ordinary dividend and related secondary tax on companies (STC)		11 768,9	12 408,6
Accumulated profits after proposed ordinary dividend and related STC		11 114,6	10 232,7
Proposed ordinary dividend		581,6	1 934,1
STC in respect of proposed ordinary dividend		72,7	241,8
Shareholders' equity		12 422,7	13 184,1
Non-current liabilities		5 560,8	4 687,5
Deferred taxation		4 438,9	3 870,0
Environmental obligations		308,7	192,8
Employees' service benefit obligations		488,9	488,3
Obligations due under finance leases		324,3	136,4
Current liabilities		9 806,1	3 338,3
Interest bearing borrowings	8	7 168,1	-
Accounts payable		1 903,4	1 857,4

Other financial liabilities	9	336,2	36,3
Taxation		398,4	1 444,6
Total equity and liabilities		27 789,6	21 209,9

Consolidated Cash Flow Statement

R millions	Audited Year ended 31 December 2003	Audited Year ended 31 December 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	15 476,5	20 004,9
Cash paid to suppliers and employees	(12 117,2)	(10 387,5)
Cash from operations	3 359,3	9 617,4
Interest paid	(277,4)	(35,4)
Taxation paid	(1 474,9)	(3 304,1)
Net cash from operating activities	1 607,0	6 277,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(7 423,6)	(5 994,1)
To maintain operations	(3 952,7)	(2 140,9)
To expand operations	(3 270,4)	(3 853,2)
Interest capitalized	(200,5)	-
Proceeds from sale of plant, equipment and mineral rights	134,8	778,4
Investment in associates	(1,5)	(312,4)
Interest received	106,7	195,4
Growth in Platinum Producers' Environmental Trust	11,2	7,7
Capital reduction by Northam Platinum Limited	28,7	39,0
Dividends received	47,3	89,7
Net cash used in investing activities	(7 096,4)	(5 196,3)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		
Proceeds from the issue of share capital	-+	0,1
Increase in share premium	42,3	74,8
Raised from current interest bearing borrowings	7 168,1	-
Dividends paid	(2 731,6)	(5 362,9)
Net cash from/(used in) financing activities	4 478,8	(5 288,0)

Net decrease in cash and cash equivalents	(1 010,6)	(4 206,4)
Cash and cash equivalents at beginning of year	1 580,0	5 786,4
Cash and cash equivalents at end of year	569,4	1 580,0
MOVEMENT IN NET DEBT		
Net cash at beginning of year	1 443,6	5 786,4
Net cash from operating activities	1 607,0	6 277,9
Net cash used in investing activities	(7 096,4)	(5 196,3)
Other	(2 877,2)	(5 424,4)
Net (debt)/cash at end of year	(6 923,0)	1 443,6
Made up as follows:		
Cash and cash equivalents	569,4	1 580,0
Interest bearing borrowings	(7 168,1)	-
Obligations due under finance leases	(324,3)	(136,4)
	(6 923,0)	1 443,6

+ Less than R50 000.

Notes (audited)

1. The preliminary report is prepared on the historical cost basis, except for certain financial instruments that are fairly valued, using accounting polices that comply with International Financial Reporting Standards issued by the International Accounting Standards Board, South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and the JSE Securities Exchange, South Africa Listings Requirements. Except for the change in accounting policy described below, the policies are consistent with those applied in the financial statements for the year ended 31 December 2002.

2. Change in accounting policy

The Group is increasingly entering into agreements to purchase significant quantities of concentrate from joint venture partners. When such material is on hand at the end of a reporting period, it is recognized as inventory on the Group's balance sheet. To ensure that the accounting treatment of 'purchased' and 'produced' concentrate is congruent, the Group has changed its accounting policy to recognize its own production of metals in concentrate within inventory. This change in accounting policy results in improved matching of costs with revenue.

The change in accounting policy resulted in a net credit to accumulated profits at 1 January 2002 of R215,4 million, after tax of R106,7 million.

Opening retained earnings, inventory and taxation have been restated, but no restatement of earnings for the year ended 31 December 2002 was carried out as the change in accounting policy is not material to those results.

	Gross Rm	Taxation Rm	Net Rm
Effect of the change in accounting policy with respect to recognizing purchased and produced concentrate inventory:			
Opening retained earnings 2002	322,1	(106,7)	215,4
Earnings for the year ended 31 December 2003	110,9	(33,3)	77,6

	Audited Year ended 31 December 2003 Rm	Audited Year ended 31 December 2002 Rm
3. Directors' emoluments		
Fees, salaries, benefits, bonuses and other	33,5	22,0
Profit or share options exercised	16,8	52,5
	50,3	74,5
4. Amortization and depreciation of property, plant and equipment		
Amortization of mining and process property, plant and equipment consists of the following categories:		
Operating assets	1 146,6	763,8
Mining	941,8	648,3
Smelting	127,0	57,2
Treatment and refining	77,8	58,3
Amortization included in other costs	38,2	-
Depreciation - non-mining assets	41,8	33,4
	1 226,6	797,2

Notes (audited) (continued)

R millions	Audited Year ended/ as at 31 December 2003	Audited Year ended/ as at 31 December 2002
5. Other net expenditure		
Other net (expenditure)/income consists of the following principal categories:		
Realized and unrealized foreign exchange losses	(417,2)	(879,1)
Restructuring costs++	(111,4)	-
Profit on commodity contracts	157,3	-
Profit on disposal of mineral rights	64,6	98,0
Other	37,4	26,4
	(269,3)	(754,7)

++Restructuring costs mainly relate to costs incurred as a result of the slowdown of expansion projects.

6. Net interest (paid)/received

Net interest (paid)/received consists of the following principal categories:

Interest expensed	(286,9)	(35,4)
Interest paid	(487,4)	(35,4)
Less: Capitalized	200,5	-
Time value of money adjustment to environmental obligations	(68,3)	(13,4)
Decommissioning	(62,9)	(10,7)
Restoration	(5,4)	(2,7)
Interest received	106,7	195,4
Growth in Platinum Producers' Environmental Trust	11,2	7,7
Dividends received	0,4	1,4
	(236,9)	155,7

7. Investment in associates

Listed - Ordinary shares (Market value: R515,8 million (2002: R972,8 million))	240,6	259,3
Unlisted (Directors' valuation: R243,4 million (2002: R298,3 million))	243,4	298,3
Ordinary shares	159,8	201,6
Redeemable preference shares	83,6	96,7
	484,0	557,6

	2003 Facility	2003 Utilized	2002 Utilized
8. Interest bearing borrowings			
The Group has the following available and utilized borrowing facilities:			
Bank overdrafts:	10 173,6	7 168,1	-

At the end of 2002, the Group had borrowing facilities of R2 735 million available, none of which had been utilized.

The weighted average borrowing rate at 31 December 2003 was 8,6925%.

Borrowing powers

The borrowing powers in terms of the Articles of Association of the Company and its subsidiaries are unlimited.

	Audited as at 31 December 2003	Audited as at 31 December 2002
9. Other financial liabilities		
Fair value of forward foreign exchange contracts§	90,4	36,3
Fair value of forward metal contracts designated as cash flow hedges #	245,8	-
	336,2	36,3

§ Forward foreign exchange contracts (FEC's):

The fair value of FEC's represents the movement between contracted rates and year-end forward rates. These movements are recognized in the income statement.

Forward metal contracts:

Changes in the value of forward metal contracts caused by movements in forward prices since inception of the contracts are recognized in the unrealized hedging deficit. The net amount of R164,0 million charged to the unrealized hedging deficit is made up of R234,3 million less deferred taxation of R70,3 million. Changes in the value caused by translating the value of the forward contracts to rand are recognized in the income statement. This amounts to a charge of R11,5 million less taxation of R3,5 million.

At 31 December 2003 the Group held forward contracts to fix the US$ price of future sales relating to a nickel supply agreement. The objective is to hedge the Group against variability in future cash flows. The terms of the forward contracts are to sell 11 088 tons of nickel at US$ 12 540 per ton. The forward metal contracts are valued using forward metal prices that match the contractual maturity dates.

10. Commitments

Mining and process property, plant and equipment		
Contracted for	1 800,0	2 094,3
Not yet contracted for	11 943,4	14 850,6
Authorized by the directors	13 743,4	16 944,9
Allocated for:		
Expansion of capacity	7 424,8	13 913,9
- within one year	2 844,3	5 013,9
- thereafter	4 580,5	8 900,0
Maintenance of capacity	6 318,6	3 031,0
- within one year	3 457,9	1 570,1
- thereafter	2 860,7	1 460,9
Other		
Operating lease rentals - buildings	711,5	177,7
- within one year	35,6	25,1
- within two to five years	160,5	64,5
- thereafter	515,4	88,1
Information Technology Service Providers	126,6	139,4
- within one year	33,4	42,9
- thereafter	93,2	96,5

These commitments will be funded from cash resources, future operating cash flows, borrowings and any other funding strategies embarked on by the Group.

11. Contingent liabilities

Letters of comfort have been issued to financial institutions to cover certain banking facilities. There are no encumbrances of Group assets, other than the houses held under finance leases by the Group.

The Group provided guarantees in favour of Changing Tides 166 (Proprietary) Limited, a wholly owned subsidiary of Group Five. The guarantee provides security for lease payments to Group Five by the Anglo Platinum Housing Trust (APHT). The probability of any obligation arising under this guarantee is considered remote.

The Group provided a guarantee in favour of Nedcor Limited (Nedcor) for financing provided by Nedcor to Salene Mining (Proprietary) Limited (Salene). The Group provided the guarantee to enable Salene to put mining infrastructure in place. The guarantee is valid until 1 July 2006 or earlier, on repayment by Salene of the loan. Salene will sell all ore production from the mine to the Group. The facility granted by Nedcor to Salene is for a maximum amount of R120 million. In the event that Nedcor calls up the guarantee, the Group holds bonds over sufficient assets of Salene to make good any obligations that may be incurred.

It is unlikely that the Group will incur obligations under this guarantee.

As a result of the slowdown of capital projects, contracts with suppliers are being renegotiated. As a part of the negotiations certain cancellation costs may result. The amount of this will only be known and recognised during the course of 2004.

Aquarius Platinum (South Africa) (Proprietary) Limited holds a put option to put their interest in the pooling and sharing arrangement to the Group in the case of termination of that relationship. The probability of the option being exercised is considered remote. The amount of such an obligation is dependent on a discounted cash flow valuation at that point in time.

12. Comparative figures

Comparatives figures have been restated in accordance with the change in accounting policy.

Corporate Governance

The Board is of the view that the Company and its subsidiaries are fully compliant with the recommendations as set out in the Code of Corporate Practices and Conduct contained in King 2.

Report of the Independent Auditors

To the members of

Anglo American Platinum Corporation Limited

The summarized financial statements of Anglo American Platinum Corporation Limited and its subsidiaries set out above have been derived from the annual financial statements of the Group for the year ended 31 December 2003. We have audited the annual financial statements in accordance with statements of South African Auditing Standards. In our report dated 13 February 2004, we expressed an unqualified opinion on the financial statements from which the summarized annual financial statements were derived.

Audit opinion

In our opinion, the accompanying summarized financial statements are consistent, in all material respects, with the annual financial statements from which they were derived.

For a better understanding of the scope of our audit and the Group's financial position, the results of its operations and cash flows for the year, the summarized financial statements should be read in conjunction with our audit report and the annual financial statements from which the summarized financial statements were derived.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

13 February 2004

COMMENTARY

1. SAFETY

Anglo Platinum's continuous focus on safety programmes resulted in a significant improvement in the lost-time injury frequency rate per 200 000 hours worked ("LTIFR") for the period under review. The LTIFR was 0,7 for 2003 compared with 1,2 for 2002. Notwithstanding the overall improvement in safety, The board reports with deep regret that 24 employees died at managed operations as a result of work related accidents, and extends its deepest condolences to the families, friends and colleagues of the deceased. The Group is wholly committed, as a matter of the highest priority, to ongoing education and improvements in safety and to eliminating fatalities at work. It is management's firm belief that continued focus on the Behaviour-Based Safety process will deliver the mindset change required to reduce the number of injuries and fatal accidents in 2004.

2. RESULTS SUMMARY

Total platinum received at the smelters, including platinum purchased from joint venture partners, increased by 8,0%, and was equivalent to refined platinum production of 2,36 million ounces at standard processing recoveries. 53 000 of these ounces were permanently absorbed into the production pipeline because of higher volumes and the new Polokwane Smelter. Refined platinum output amounted to 2,31 million ounces, slightly ahead of the target announced in July 2003.

The temporary increase in pipeline stock levels reported with the interim results was successfully processed by the end of 2003, resulting in a significant increase in production and sales volumes in the second half of the year.

The average rand / US dollar exchange rate achieved on sales for 2003 was 28,2% lower than for 2002. Had the average rand / US dollar exchange rate been the same as that for 2002, gross sales revenue would have been R5,72 billion higher than the R16,51 billion recorded. Cost of sales rose to R12,19 billion, mainly because of increased production from ramp up operations and inflationary cost pressures. Headline earnings declined by 62,8% to R2,09 billion. Headline earnings per share decreased by 63,0% to 972 cents per share. Dividend cover has been maintained at 1,5 in line with last year, and accordingly a final dividend of 270 cents per share has been declared. This brings the total dividend declared for 2003 to 640 cents per share.

3. OPERATIONS

Mining operations

Total platinum ounces delivered to the smelters increased by 8,0% in 2003, with the Rustenburg UG2 project, Modikwa, Bafokeng-Rasimone, Potgietersrust and Union Section all producing more ounces than in 2002.

The increasing shift to UG2 mining resulted in a lower head grade and associated lower concentrating recovery. This led to a 3,8% decrease in the ratio of platinum ounces produced to tons milled in 2003, with its concomitant impact on cost per platinum ounce produced.

Mining costs

The cash on-mine costs per ton milled at steady state operations increased by 8,6%, primarily because of the 9,5% annual wage increase negotiated in 2002, the cost to equalise retirement fund contribution rates across the Group and above-inflation increases in steel costs. In addition, the Group raised the level of expenditure in key areas such as safety, training and health. As a result of the lower grade and recovery arising from increased UG2 production, the cash cost per equivalent refined platinum ounce at steady state operations increased by 12,0 %.

Cash on-mine costs at ramp-up operations increased owing to higher production. Unit costs at these operations were relatively high as they continue to ramp up to steady state production.

Process operations

The key feature of the performance of the process operations in 2003 is the significant increase in smelting capacity that has been put in place with the commissioning of the Polokwane Smelter, the Anglo Platinum Converting Process (ACP) plant and the Slag-cleaning Furnace. The commissioning activity caused a temporary build-up of some 160 000 equivalent refined platinum ounces at the end of June, which were all released by the end of the year. As a result of higher production levels and bringing Polokwane Smelter into operation, metals in the process pipeline increased by some 53 000 equivalent refined platinum ounces.

The base and precious metals refineries performed well throughout 2003.

Process costs

During 2003 the old converters and acid plant were operated in tandem with the new ACP converter to provide dual processing capability during the ramp-up of the new plant. Together with the commissioning of the Polokwane Smelter, this resulted in an increase in cash smelting costs of R269,5 million to R910,1 million.

The old converters and acid plant will be retained on standby until substituted by a standby converter at the ACP plant in 2005, to ensure the availability of converting capacity in the event of downtime at the new ACP converter. The Group's total installed smelting and converting capacity is greater than the mines' short term requirements and consequently unit costs per ton smelted will not reduce significantly until increased concentrate deliveries from the expansion programme result in a more economic alignment of throughput to capacity. Smelting costs are being vigorously reviewed to reduce them in line with actual throughput as far as possible.

Cash treatment and refining costs increased by 5,9%, from R752,0 million to R796.3 million. The cash treatment and refining cost per refined platinum ounce was contained below CPIX, and increased by 3,3% per ounce.

Total operating costs

The cost of sales per refined platinum ounce sold, excluding the sales volume and costs attributable to purchased ounces, increased by 18,3% in 2003. This is due to the combined impact of the factors discussed above - cost increases greater than inflation in respect of labour, steel, safety, health and training; increased volumes at ramp-up operations with high unit costs; lower grade and recovery owing to the ongoing increase in UG2 production; and a large increase in smelting costs attributable to the new capacity commissioned during the year. In addition amortisation of operating assets increased in line with the Group's capital expenditure programme and includes amortisation on new operations brought into use in 2003.

Clearly, increases of this magnitude are not acceptable, particularly with the increased pressure on margins due to the strong rand. Management has initiated a comprehensive review of costs and structures across the Group. The short term target of this exercise, taking into account the effect of wage increases

and contract prices that are already locked in for the first half of 2004, is to achieve a unit cash cost increase in line with CPIX for 2004.

4. FINANCIAL RESULTS

Gross sales revenue decreased by R3,78 billion to R16,51 billion. The decrease was caused primarily by the stronger rand (R5,72 billion), partly offset by an increase in US dollar revenues for metals sold (R1,33 billion) and higher sales volumes (R0,61 billion). The net sales revenue per platinum ounce sold ("basket price") decreased by 19,3%, from R8 690 in 2002 to R7 017 in 2003.

Cost of sales rose by R2,06 billion to R12,19 billion:
Cash mining, smelting and refining costs increased by R1,97 billion to R10,73 billion as explained in the Operations section of the commentary.

Purchases of metal in concentrate increased by R169,7 million to R291,6 million, owing mainly to higher purchases from the Modikwa Joint Venture.

Amortisation of operating assets rose by R382,8 million. Amortization of smelting assets increased by 122,0% or R69,8 million as a result of bringing the Polokwane Smelter and the ACP Converter into use in 2003. Amortization of mining assets increased by R293,5 million owing to higher amortisation of the Modikwa and the Rustenburg UG2 project, which were only in use for part of 2002, and a general increase in amortisation charges across the operations resulting from ongoing capital expenditure.

The value of metals in inventory increased by R584,9 million during 2003 as a result of higher stocks and cost increases.

Other net expenditure in 2003 amounted to R269,3 million compared with R754,7 million in 2002. This primarily reflects lower foreign exchange losses resulting from a lower appreciation of the rand than in the previous period. Profits of R157,3 million realised on commodity contracts were largely offset by costs of R111,4 million incurred as a result of the slow-down of the rate of implementation of the expansion projects.

Net interest paid during the review period amounted to R236,9 million, compared with net interest received of R155,7 million in 2002, as a result of the Group moving into a borrowed position.

Interest paid is net of R200,5 million of interest on borrowings allocated to capital projects under construction.

5. CAPITAL EXPENDITURE

Capital expenditure amounted to R7,42 billion (2002: R5,99 billion). Expenditure to maintain operations increased from R2,14 billion to R3,95 billion owing to increased expenditure on projects to replace production at steady state mines, including the Rustenburg UG2 project. Expansion capital expenditure amounted to R3,27 billion (2002: R3,85 billion) and interest of R0,20 billion was capitalised (2002: nil).

6. FINANCIAL STRUCTURE

During the year ended 31 December 2003, the Group moved from a net cash position of R1,44 billion to a net debt position of R6,92 billion - a net outflow of R8,36 billion. Cash generated by operations amounted to R3,36 billion (2002: R9,62 billion). Payments consisted mainly of capital expenditure totalling R7,42 billion (2002: R5,99 billion), dividends of R2,73 billion (2002: R5,36 billion) and taxation of R1,47 billion (2002: R3,30 billion).

Borrowings at the end of 2003 consist primarily of short term debt facilities. A financing programme has been selected in conjunction with - external financiers and with Anglo Platinum's major shareholder, Anglo American plc. The proposed financing programme includes the raising of R4 billion through a rights issue and a dividend reinvestment election in respect of the final dividend for the 2003 financial year. The R4 billion is to be raised through the issue of convertible perpetual preference shares. All existing shareholders will have the opportunity to participate.

Anglo American plc has agreed to reinvest its portion of the Group's final dividend and to take up its portion of the Group's rights issue.

7. NEW MINERALS LEGISLATION AND EMPOWERMENT OF HISTORICALLY DISADVANTAGED SOUTH AFRICANS

Anglo Platinum continues to work closely with the Department of Minerals and Energy and good progress is being made towards meeting the ownership and attributable production requirements of the Mineral and Petroleum Resources Development Act and Broad Based Economic Empowerment Charter. All of the required mining

licences in respect of "old-order" mineral rights have been granted and the Group is preparing itself to convert these to "new-order" rights in accordance with the requirements of the new Act. Several significant ventures with Historically Disadvantaged South African (HDSA) partners have commenced, and other agreements are being negotiated. Employment equity targets are being vigorously pursued.

Anglo Platinum maintains a positive attitude towards the Minerals and Petroleum Resources Development Act, the Mining Charter and Scorecard. The Group continues to engage Government on the Mineral and Petroleum Royalty Bill.

8. SOCIAL RESPONSIBILITY AND HIV/AIDS

Anglo Platinum continues to invest significantly in social upliftment programmes encompassing home ownership around the Group's operations, local economic development, the provision of healthcare and the economic development of areas providing migrant labour.

The Group acknowledges the need to manage the business impacts of HIV/AIDS and a comprehensive programme is in place to address all aspects of this pandemic. Free antiretroviral treatment for employees was introduced in 2003.

9. PROJECTS

During 2003 a strategy review was conducted in the context of the strong rand, which has a significant impact on operating margins, cash generation and the funding requirements of new projects. The review confirmed Anglo Platinum's confidence in the robustness of current and future demand for platinum , and accordingly Anglo Platinum remains firmly committed to expanding its production base. However, in view of the current strength of the rand and uncertainty as to its movements, the rate of implementation of the expansion projects has been slowed. Production of refined platinum in 2006 is now planned to be 2,9 million ounces, which represents a compound annual production growth rate of 8% from 2003 to 2006.

Significant progress was made with the project programme. The Polokwane Smelter, designed to process concentrate from Eastern Limb operations, was successfully commissioned in March. The slag-cleaning furnace at Rustenburg was commissioned. The ACP converter plant was brought on stream and is ramping up to full production.

Phase 1 of the Western Limb Tailings Project was commissioned ahead of schedule. Agreement was reached with Aquarius Platinum to jointly mine contiguous properties in the Kroondal area with effect from November 2003 and the Bafokeng-Rasimone, Rustenburg UG2 and Modikwa projects have continued to increase production levels.

10. DIVIDEND

The Group is committed to large capital expenditures for several years in order to increase production volumes. During this period cash generated by operations may vary considerably, depending on short-term metal prices and the rand / US dollar exchange rate. The declaration of cash dividends will continue to be considered by the Board in conjunction with an evaluation of current and future funding requirements, and will be adjusted to levels considered appropriate at the time of the declaration. Dividends will be paid out of cash generated from operations.

Accordingly, the Board has declared a final cash dividend of 270 cents per ordinary share, with the option to reinvest the dividend in the company's equity. This brings the total dividend declared for 2003 to 640 cents per ordinary share.

11. PROSPECTS

The Group's refined platinum production is planned to increase to approximately 2,45 million ounces in 2004.

Platinum prices are expected to remain firm due to the fundamental strength of demand for the metal. The market is experiencing historically high prices above $800 per ounce after a strong rally from around $600 per ounce in May 2003. The buoyant price is believed to be related partly to the weakness of the US dollar relative to the major currencies and the SA rand and partly to sustained physical offtake from all sectors, lower than expected production levels, and anticipation of recovering economic growth around the world.

The prices of other PGMs, including palladium and rhodium, appear range bound, although palladium could potentially benefit from investor interest in anticipation of an increase in offtake of the metal by the automobile sector.

Fundamental trends in the base metal markets, particularly nickel, are supportive of higher prices for these metals in 2004.

Production performance at the beginning of 2004 has been encouraging. The planned increase in volumes and the anticipation of good US dollar metal prices are expected to impact positively on results in 2004. Earnings remain sensitive to the strength of the rand against the US dollar and US dollar metal prices. Should these remain at the levels achieved so far in 2004, earnings for 2004 will be higher than they were in 2003.

R Havenstein	B E Davison	Johannesburg
(Chief Executive Officer)	(Chairman)	13 February 2003

Declaration of ordinary dividend (No. 102) and option to elect to reinvest dividend

Notice is hereby given that on Friday, 13 February 2004 the Board of directors of Anglo Platinum has declared a final cash dividend of 270 cents (2002: 900 cents) per ordinary share in respect of the financial year ended 31 December 2003 (the cash dividend).

In addition, the Board has proposed that shareholders be given the option to elect (the reinvestment election) to use the proceeds of the cash dividend to subscribe for new ordinary shares in Anglo Platinum (the subscription shares).

The number of subscription shares to which the shareholders will become entitled, will be determined by the ratio that 270 cents per share multiplied by 1,05 bears to the issue price.

The issue price is defined as the weighted average traded price of the ordinary shares of the Company on the JSE Securities Exchange South Africa (JSE) for the five business days ending Thursday, 4 March 2004.

To the extent that shares cannot be subscribed for using the proceeds of the cash dividend, that portion of the cash dividend which is insufficient to subscribe for a whole share or an additional whole share (the cash dividend portion) will be posted to shareholders on the payment date.

The subscription shares will be issued on Tuesday, 23 March 2004, and the adjusted number of shares will be listed on the JSE on that date. Documentation dealing with the subscription shares and election will be posted to shareholders on Monday, 16 February 2004.

Only shareholders recorded in the register on Friday, 19 March 2004, will be entitled to receive the cash dividend or be able to make the reinvestment election.

Salient Dates for South Africa and United Kingdom	2004
Circular incorporating a form of election posted to shareholders	Monday, 16 February
Election period opens at 09:00	Monday, 16 February
Last day to trade to receive cash dividend and to be entitled to the reinvestment election	Friday, 12 March
Ordinary shares trade "ex" dividend	Monday, 15 March
Maximum number of new ordinary shares listed on the JSE in respect of the reinvestment election	Monday, 15 March
Election period closes as 12:00 (see note)	Friday, 19 March
Record date to receive the cash dividend for the reinvestment election	Friday, 19 March
Dividend cheques or, where applicable, share certificates and cheques in respect of the cash dividend portion posted to certified shareholders	Tuesday, 23 March
Safe custody accounts with the Central Securities Depository Participant (CSDP) or broker credited and/or updated	Tuesday, 23 March
Results announcement published on SENS	Tuesday, 23 March
Results announcement published in press	Wednesday, 24 March
Adjusted number of new ordinary shares listed on the JSE on or about	Wednesday, 24 March

No dematerialization or rematerialization of share certificates may take place between Monday, 15 March 2004, and Friday, 19 March 2004, both days inclusive.

Note:

Dematerialized shareholders are required to notify their duly appointed CSDP or broker of their acceptance of the offer in the manner and time stipulated in the agreement governing the relationship between the shareholder and his/her CSDP or broker.

By order of the Board

R A VenterJohannesburg

Company Secretary13 February 2004

Annual General Meeting

The Annual General Meeting of members of Anglo American Platinum Corporation Limited will be held on the 18th Floor, 55 Marshall Street, Johannesburg, on Tuesday, 16 March 2004.

supplementary information

Consolidated Statistics (unaudited)

Total operations		Year ended 31 December 2003	Year ended 31 December 2002	% change
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	696	544	27,9
Palladium	(US$/oz)	198	329	(39,8)
Rhodium	(US$/oz)	527	831	(36,6)
Nickel	(US$/lb)	4,07	3,03	34,3
Net sales revenue per Pt ounce sold	(US$)	948	843	12,5
Platinum	(R/oz)	5 140	5 567	(7,7)
Palladium	(R/oz)	1 459	3 403	(57,1)
Rhodium	(R/oz)	3 967	8 683	(54,3)
Nickel	(R/lb)	30,76	31,92	(3,6)
Net sales revenue per Pt ounce sold	(R)	7 017	8 690	(19,3)
Average exchange rate achieved on sales	(R: $)	7,4055	10,3101	(28,2)
Exchange rate at end of year	(R: $)	6,6679	8,5775	(22,3)
Financial statistics and ratios				
Gross profit margin	(%)	23,7	46,5	(49,0)
Earnings before interest, taxation, depreciation and amortization (EBITDA)	(R millions)	4 578,5	9 376,1	(51,2)
Operating profit to average operating assets	(%)	20,2	68,5	(70,5)
Return on average shareholders' equity	(%)	16,3	44,3	(63,2)
Return on capital employed	(%)	10,5	43,1	(75,6)
Interest cover - EBITDA		9,6	264,6	(96,4)
Net debt to total capital employed	(%)	34,9	(11,8)	(395,8)

Interest-bearing debt to shareholders' equity	(%)		60,3	-	100,0
Analysis of operating contribution by mine	(R millions)				
Rustenburg Section Steady State			1 130,0	2 794,2	(59,6)
Union Section			413,7	1 059,3	(60,9)
Amandelbult Section			2 106,7	3 886,2	(45,8)
Potgietersrust Platinums			509,9	926,1	(44,9)
Lebowa Platinum Mines			163,4	450,1	(63,7)
Steady state operating contribution			4 323,7	9 115,9	(52,6)
Bafokeng-Rasimone Platinum Mine			120,3	433,9	(72,3)
Rustenburg UG2 Project			66,4	451,4	(85,3)
Modikwa Platinum Mine			3,2	12,9	(75,2)
Consolidated operating contribution - all operations			4 513,6	10 014,1	(54,9)
Other costs			603,7	591,3	2,1
Gross profit on metal sales			3 909,9	9 422,8	(58,5)
Refined production from mining operations					
Platinum	(thousands)	(oz)	2 264,7	2 238,5	1,2
Palladium	(thousands)	(oz)	1 150,6	1 103,1	4,3
Rhodium	(thousands)	(oz)	225,2	210,0	7,2
Gold	(thousands)	(oz)	114,8	106,7	7,6
Nickel	(thousands)	(tons)	21,9	19,4	12,9
Copper	(thousands)	(tons)	12,8	10,5	21,9
PGMs	(thousands)	(oz)	4 059,0	3 920,6	3,5

Refined production from purchased metals in concentrate					
Platinum	(thousands)	(oz)	43,1	12,6	242,1
Palladium	(thousands)	(oz)	40,3	12,2	230,3
Rhodium	(thousands)	(oz)	7,3	1,7	329,4
Gold	(thousands)	(oz)	1,3	0,4	225,0
Nickel	(thousands) (tons)		0,2	-	100,0
Copper	(thousands) (tons)		0,1	-	100,0
PGMs	(thousands)	(oz)	102,5	27,0	279,6
Total refined production †					
Platinum	(thousands)	(oz)	2 307,8	2 251,1	2,5
Palladium	(thousands)	(oz)	1 190,9	1 115,3	6,8
Rhodium	(thousands)	(oz)	232,5	211,7	9,8
Gold	(thousands)	(oz)	116,1	107,1	8,4
Nickel	(thousands) (tons)		22,1	19,4	13,9
Copper	(thousands) (tons)		12,9	10,5	22,9
PGMs	(thousands)	(oz)	4 161,5	3 947,6	5,4
PIPELINE CALCULATION					
Equivalent refined platinum production *	(thousands)	(oz)	2 360,5	2 185,5	8,0
Steady state operations	(thousands)	(oz)	1 831,0	1 835,6	(0,3)
Rustenburg Section Steady State	(thousands)	(oz)	571,3	611,5	(6,6)
Union Section	(thousands)	(oz)	318,2	276,7	15,0
Amandelbult Section	(thousands)	(oz)	644,7	677,6	(4,9)
Potgietersrust Platinums	(thousands)	(oz)	191,8	164,7	16,5

Lebowa Platinum Mines	(thousands)	(oz)	105,0	105,1	(0,1)
Ramp-up operations	(thousands)	(oz)	529,5	349,9	51,3
Bafokeng-Rasimone Platinum Mine	(thousands)	(oz)	183,5	161,5	13,6
Rustenburg UG2 Project	(thousands)	(oz)	255,0	161,1	58,3
Modikwa Platinum Mine	(thousands)	(oz)	91,0	27,3	233,3
Refined platinum production †	(thousands)	(oz)	2 307,8	2 251,1	2,5
Mining	(thousands)	(oz)	2 264,7	2 238,5	1,2
Purchase of concentrate	(thousands)	(oz)	43,1	12,6	242,1
Platinum pipeline movement	(thousands)	(oz)	52,7	(65,6)	

† Refined metal produced by the refinery and appointed toll treaters from mined material and purchased concentrate, as well as metals in product sold from the refinery.

* Mines' production and purchases of metal in concentrate converted to equivalent refined production using Anglo Platinum's standard smelting and refining recoveries.

Directors and Company Secretary

EXECUTIVE DIRECTORS:

R Havenstein (Chief Executive Officer), D T G Emmett, R G Mills, R H H Van Kerckhoven (Belgian), A I Wood (British).

NON-EXECUTIVE DIRECTORS:

B E Davison (Chairman), L Boyd, M W King, W A Nairn, A J Trahar, P L Zim.

INDEPENDENT NON-EXECUTIVE DIRECTORS:

T A Wixley (Deputy Chairman), C B Brayshaw, B A Khumalo, T H Nyasulu.

ALTERNATE DIRECTORS:

A H Calver (British), J M Halhead (British), R Pilkington, C B Sheppard, V P Uren.

Company Secretary:

R A Venter.

Registered Office
55 Marshall Street, Johannesburg, 2001
(P.O. Box 62179, Marshalltown, 2107)
Facsimile +27 11 373-5111 Telephone +27 11 373-6111

South African Registrars
Computershare Limited
(Registration No. 1958/003546/06)
70 Marshall Street, Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 836-0792/6145 Telephone +27 11 370-7700

London Secretaries
Anglo American Services (UK) Limited,
20 Carlton House Terrace, London, SW1Y 5AN, England
Facsimile +44 207 698-8755 Telephone +44 207 698-8888

United Kingdom Registrars
Capita IRG plc, The Registry,
34 Beckenham Road, Beckenham, Kent, BR3 4TU, England
Facsimile +44 207 478-7717 Telephone +44 207 478-8241
Internet Address: http://www.angloplatinum.com
E-mail enquiries should be directed to: mmtakati@angloplat.com